419

Follow-Up Materials

04012946

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hang Lung Properties

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3410 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT: 2/19/04

恒隆地產
HANG LUNG PROPERTIES



年報 ANNUAL REPORT
2002/03

恒隆地產有限公司 HANG LUNG PROPERTIES LIMITED



集團主要物業
Major Group Properties

■ 投資物業 Investment Properties
★ 發展中物業 Properties under Development

1 ■ 長沙灣及葵涌 Cheung Sha Wan and Kwai Chung
2 ★ 何文田 Ho Man Tin
3 ■ 旺角 Mongkok
4 ■ 牛頭角及觀塘 Ngau Tau Kok and Kwun Tong
5 ★ 西九龍 West Kowloon
6 ■ 尖沙咀 Tsimshatsui
7 ■ 中環及金鐘 Central and Admiralty
8 ■ 銅鑼灣及灣仔 Causeway Bay and Wanchai
9 ■ 康山及鰂魚涌 Kornhill and Quarry Bay
10 ■ 山頂及半山區 The Peak and Mid-Levels
11 ■ 港島南區 Hong Kong South

九廣鐵路 — 東鐵 KCRC - East Railway
九廣鐵路 — 西鐵（未來路綫）KCRC - West Railway (Future Lane)
輕便鐵路 Light Transit Railway
機場鐵路 Airport Railway
九廣鐵路 — 馬鞍山鐵路（未來路綫）KCRC - Ma On Shan Railway (Future Lane)
地下鐵路 Mass Transit Railway
山頂纜車 Peak Tram

PROPERTIES OVERVIEW

▶ 物業概覽


新界
New Territories
九龍
Kowloon
Cheung Sha Wan
Kowloon Tong
Mongkok
Quarry Bay
大嶼山
Lantau Island
Sheung Wan
Causeway Bay
香港島
Hong Kong Island
11

The Vision
高瞻遠矚

恒隆地產擁有清晰的目標和抱負。我們矢志在市場內發展各類優質物業，並預先為市況的任何轉變作出未雨綢繆。作為一個有責任感之企業，定必以香港及社會的整體利益為重。

At Hang Lung Properties, we know where we want to go and what we want to be. Our aim is to develop quality property across the spectrum of our market place, have contingencies in place ready for any change in market conditions and to act as a responsible corporate citizen with the interests of Hong Kong and its community at heart.

恒隆地產有限公司
Hang Lung Properties Limited

目錄 Contents

公司簡介
Corporate Profile

恒隆地產有限公司

恒隆地產為香港最具規模之物業發展及投資公司之一，擁有位於香港交通要塞之多類物業。本公司乃恒隆集團有限公司之附屬公司，於二零零零年接手負責恒隆集團未來之物業發展業務。

於二零零一年，本集團收購恒隆集團所持有格蘭酒店集團有限公司之股權。其擁有之兩幢酒店物業正分別改作服務式寓所及寫字樓。

恒隆地產以卓越之策略經營其多元化之物業組合。本集團不時檢察旗下物業之租戶組合，於有需要時作出質量提升；並定期翻新現有物業，以配合市場需求之變化。本集團之物業廣受歡迎，乃由於本集團注重增值服務及優異配套，因此旗下物業甚受租戶歡迎。

本集團不斷向前瞻部署。多項新物業均集中於九龍之主要住宅區，包括位於西九龍填海區並位於機場鐵路九龍站之君臨天下物業、深盛路物業及海輝道物業，以及何文田之項目。此等項目將持續提升本集團享有善於發展優質及位置優越之物業之美譽。

恒隆地產 HANG LUNG PROPERTIES

恒隆集團 HANG LUNG GROUP

HANG LUNG PROPERTIES LIMITED

Hang Lung Properties is one of Hong Kong's largest property development and investment companies owning a diverse range of properties located along the city's major transport arterial routes. It is a subsidiary of Hang Lung Group Limited and in 2000 assumed corporate and investment responsibility for the Group's future property development business.

In 2001, we acquired Hang Lung Group's shareholding in Grand Hotel Holdings Limited which owned two hotel buildings. These properties are being converted into serviced apartments and an office building respectively.

Hang Lung Properties' diverse portfolio is supported by sound strategic initiatives. The tenant mix of our properties is constantly reviewed and, where necessary, upgraded; existing developments are regularly refurbished to meet the changing demands of the marketplace. Our properties remain popular and, as a result of our emphasis on value-added services and incentives, are often highly sought after by tenants.

We are constantly looking to the future. A new concentration of properties in residential areas in Kowloon, such as The HarbourSide at the Airport Railway Kowloon Station, Sham Shing Road and Hoi Fai Road - all on the West Kowloon Reclamation, and at Ho Man Tin, will continue to enhance our reputation for high quality and well-located developments.

公司資料
Corporate Information

董事
陳啟宗 *(主席)*
殷尚賢* *(副主席)*
袁偉良 *(董事總經理)*
夏佳理* 太平紳士
陳樂怡*
鄭漢鈞* 金紫荊星章、OBE、太平紳士
何世良 *(執行董事)*
廖柏偉*
吳士元 *(執行董事)*

* *獨立非執行董事*

Directors
Ronnie C. Chan *(Chairman)*
S.S. Yin* *(Vice Chairman)*
Nelson W.L. Yuen *(Managing Director)*
Ronald J. Arculli*, JP
Laura L.Y. Chen*
H.K. Cheng*, GBS, OBE, JP
Wilfred S.L. Ho *(Executive Director)*
P.W. Liu*
Terry S.Y. Ng *(Executive Director)*

* *Independent Non-Executive Director*

審核委員會
鄭漢鈞 金紫荊星章、OBE、太平紳士 *(主席)*
陳樂怡
廖柏偉

Audit Committee
H.K. Cheng, GBS, OBE, JP *(Chairman)*
Laura L.Y. Chen
P.W. Liu

提名及薪酬委員會
廖柏偉 *(主席)*
夏佳理 太平紳士
陳樂怡
鄭漢鈞 金紫荊星章、OBE、太平紳士

Nomination and Remuneration Committee
P.W. Liu *(Chairman)*
Ronald J. Arculli, JP
Laura L.Y. Chen
H.K. Cheng, GBS, OBE, JP

授權代表
吳士元
程式榮

Authorised Representatives
Terry S.Y. Ng
Robin S.W. Ching

公司秘書
程式榮

Company Secretary
Robin S.W. Ching

註冊辦事處
香港中環德輔道中四號
渣打銀行大廈二十八樓
電話：2879 0111
傳真：2868 6086

Registered Office
28th Floor, Standard Chartered Bank Building
4 Des Voeux Road Central, Hong Kong
Tel : 2879 0111
Fax : 2868 6086

互聯網網址
網址 : http://www.hanglung.com
電郵地址 : HLProperties@hanglung.com

Internet Address
Website : http://www.hanglung.com
Email address : HLProperties@hanglung.com

核數師
畢馬威會計師事務所
執業會計師

Auditors
KPMG
Certified Public Accountants

財務摘要
Financial Briefs

盈利及普通股股息
Earnings and Ordinary Dividends
截至六月三十日止年度 for the year ended 30 June



(百萬元 $Million)
■ 普通股股息 Ordinary dividends
□ 盈利 Earnings
3,000
2,500
2,000
1,500
1,000
500
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

4

		2003 百萬元 $Million	2002 百萬元 $Million
總資產	Total assets	**40,865**	39,458
投資物業	Investment properties	**27,172**	24,986
待售物業	Properties for sale		
－發展中	– Under development	**10,775**	8,490
現金及銀行存款	Cash and deposits with banks	**1,104**	3,146
總負債	Total liabilities	**14,677**	12,884
銀行貸款及透支	Bank loans and overdrafts	**7,937**	6,372
可換股債券	Convertible bonds	**3,414**	3,390
股東權益／資產淨值	Shareholders' funds/Net assets	**24,839**	26,112
營業額	Turnover	**2,143**	2,383
普通股股東應佔純利	Net profit attributable to ordinary shareholders	**1,010**	1,207
股息	Dividends		
普通股	Ordinary shares	**1,156**	1,156
優先股	Preference shares	**48**	48
每股普通股資料	Per ordinary share data		
盈利 －基本	Earnings – Basic	**35.0¢**	41.8¢
－攤薄	– Diluted	**34.4¢**	41.5¢
股息 －中期	Dividends – Interim	**11¢**	11¢
－末期	– Final	**29¢**	29¢
－全年	– Total for the year	**40¢**	40¢
資產淨值#	Net assets#	**$8.6**	$9.0
債項與股權比率*	Debt-to-equity ratio*	**31%**	17%
派息比率(普通股)	Pay-out ratio (ordinary shares)	**114%**	96%
已發行普通股股數(百萬)	Number of ordinary shares outstanding (in million)	**2,889**	2,889

* *債項指銀行貸款及透支及其他長期負債，減現金及銀行存款。股權則包括股東權益及少數股東權益*
Debt represents bank loans and overdrafts and other long term liabilities, less cash and deposits with banks. Equity comprises shareholders' funds and minority interests

\# *根據於結算日之資產淨值除以已發行普通股股數*
Based on net assets divided by number of ordinary shares outstanding on the balance sheet date

股東權益及借貸淨額
Shareholders' Funds and Net Borrowings
於六月三十日 at 30 June


(百萬元 $Million)
■ 借貸淨額 Net borrowings
□ 股東權益 Shareholders' funds
40,000
30,000
20,000
10,000
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

債項與股權比率
Debt-to-Equity Ratio
於六月三十日 at 30 June


(%)
35
30
25
20
15
10
5
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

2001 百萬元 $Million	2000 百萬元 $Million	1999 百萬元 $Million	1998 百萬元 $Million	1997 百萬元 $Million	1996 百萬元 $Million	1995 百萬元 $Million	1994 百萬元 $Million
40,546	37,912	35,414	35,501	42,400	36,120	35,384	35,610
25,024	23,048	21,750	25,714	35,410	32,491	32,145	32,088
7,290	3,787	2,541	–	–	–	–	–
3,725	4,854	5,461	4,712	2,577	191	1,065	1,248
12,302	9,365	8,274	4,909	3,026	4,725	4,691	5,323
8,952	5,027	5,010	2,211	680	2,465	2,367	3,064
–	–	–	–	–	–	–	–
27,857	28,229	26,872	30,352	39,155	31,198	30,492	30,164
2,523	1,846	2,245	3,587	3,686	2,427	2,434	2,477
1,384	1,218	1,896	2,653	2,490	1,580	1,548	1,504
1,156	1,041	985	1,366	1,358	1,088	1,061	927
48	48	53	71	87	115	121	80
47.9¢	42.1¢	66.2¢	92.5¢	91.7¢	63.3¢	66.6¢	66.5¢
–	–	65.4¢	91¢	90.1¢	62.8¢	65.8¢	62.3¢
11¢	10¢	14¢	17¢	16¢	15¢	14.5¢	13.5¢
29¢	26¢	20¢	31¢	31¢	28.5¢	28¢	27.5¢
40¢	36¢	34¢	48¢	47¢	43.5¢	42.5¢	41¢
$9.6	$9.8	$9.3	$10.6	$13.6	$12.5	$12.2	$13.3
24%	6%	2%	N/A	N/A	10%	7%	9%
84%	86%	51%	52%	51%	69%	64%	62%
2,891	2,891	2,894	2,853	2,888	2,501	2,495	2,261



公司大事紀要
Major Corporate Events 2002/03

八月 2002

- 公布集團重組建議，待股東批准後，由本公司向恒隆集團有限公司(恒隆集團)收購其格蘭酒店集團有限公司(格蘭酒店)之全部權益，隨後可能提出強制性無條件現金收購及格蘭酒店私有化之建議。

十月 2002

- 獨立股東於二零零二年十月八日舉行之股東特別大會中一致批准有關收購恒隆集團所佔格蘭酒店全部權益之買賣協議(買賣協議)，而買賣協議已於二零零二年十月九日完成。

十一月 2002

- 恒隆地產獲香港超級品牌理事會頒發『超級品牌』之殊榮。

十二月 2002

- 格蘭酒店所擁有之雅蘭酒店停止營業，並開始改裝為一寫字樓／商業物業，新名稱為「雅蘭中心」。

一月 2003

- 康蘭酒店正改裝為一服務式寓所。

二月 2003

- 有關格蘭酒店之強制性收購於二零零三年二月二十五日完成，而格蘭酒店成為本公司之全資附屬公司。於同日格蘭酒店之A股及B股股份已在聯交所撤銷上市。

三月 2003

- 恒隆廣場第二幢辦公室大樓已展開建築工程。

五月 2003

- 持有港匯廣場之合營公司之一名退股股東已同意購買其發展項目中兩幢辦公室大樓之其中一幢。再者，本公司所佔之購物商場之權益由約百分之四十七增加至百分之六十六。

六月 2003

- 與十八間本地及國際銀行簽訂一項五十五億港元循環／定期貸款。




HANG LUNG PROPERTIES LIMITED
5 & 7 YEARS SYNDICATED LOAN FACILITY

Aug 2002

- Announced group reorganisation proposal where the Company will acquire from Hang Lung Group Limited (HLG) its entire interests in Grand Hotel Holdings Limited (GHH) subject to shareholders' approval, to be followed by possible mandatory unconditional cash offers and proposed privatisation of GHH.

Oct 2002

- Independent shareholders unanimously approved the Sale and Purchase Agreement (S & P Agreement) in relation to the acquisition of HLG's entire interests in GHH at its Extraordinary General Meeting held on 8 October 2002. Completion of the S & P Agreement took place on 9 October 2002.

Nov 2002

- Hang Lung Properties has been awarded Superbrand status by the Hong Kong Superbrands Council.

Dec 2002

- Grand Tower Hotel owned by GHH ceased operation and began its conversion into an office/ commercial complex to be renamed "Grand Tower".

Jan 2003

- Grand Plaza Hotel is being converted into serviced apartments.

Feb 2003

- Compulsory acquisition of GHH completed on 25 February 2003, and GHH became a wholly-owned subsidiary of the Company. Listing of A Shares and B Shares of GHH on the Stock Exchange has been withdrawn on the same day.

Mar 2003

- Construction of Office Tower 2, Plaza 66 commenced.

May 2003

- An outgoing shareholder of the joint venture company holding The Grand Gateway has agreed to purchase one of the two office towers of the project. Furthermore, the Company's interest in the shopping mall of approximately 47% has increased to 66%.

Jun 2003

- Signed HK$5.5 billion Revolving Credit / Term Loan Facility with a group of eighteen international and local banks.



Charting courses

揉合專注規劃，運籌為握。



前排：集團主席陳啟宗先生
後排右至左：執行董事 — 袁偉良先生，何世良先生及吳士元先生

Chairman – front row: Mr. Ronnie Chichung Chan
Executive Directors – back row from right: Mr. Nelson Wai Leung Yuen, Mr. Wilfred Sai Leung Ho and Mr. Terry Sze Yuen Ng

主席報告
Chairman's Statement

致各股東

業績及股息

截至二零零三年六月三十日止財政年度之營業額為二十一億四千二百五十萬元，減少百分之十點一；普通股股東應佔純利為十億一千零一十萬元，較去年度下降百分之十六點三。每股普通股盈利為三角五仙，較去年度減少百分之十六點三。

董事局建議派發末期股息每股普通股二角九仙，而全年度每股普通股股息總額將為四角，兩者均與去年度之股息金額相同。

業務回顧

本人在去年度致各股東之函件內，曾以頗多篇幅，論述本人對地產業短期前景之謹慎看法，以及對其較長期前景之樂觀態度。於確實黑暗之時刻中，本人提出「一線希望」，而今天本人對此看法之信心更勝一年前。本人於當時所未能預料者，乃香港及東亞其他地方會於春季時受到沙士(嚴重急性呼吸系統綜合症)之衝擊，此病毒性之傳染病進一步拖延了地產業之復蘇，幸好如今已成過去。只要沙士不會如部份衛生專家所警告於年底再度爆發，本人相信對地產業而言，最惡劣之情況經已過去。

但過去十二個月之市況仍甚為艱困。住宅價格平均下跌近兩成，而在沙士爆發期內，物業銷售確實銷聲匿跡，租金收入受損。本集團為香港最受沙士打擊之住宅區之底層商舖物業之業主，除須提供免租外，並須付出開支以抗禦該疾病及於期後振興旗下商場之生意；所有該等措施均付諸行動及卓有成效。

To Our Shareholders

Results and Dividends

For the fiscal year ended 30 June 2003, turnover decreased 10.1% to $2,142.5 million. Net profit attributable to ordinary shareholders was $1,010.1 million, 16.3% lower than last year. Earnings per ordinary share was 35 cents, representing a decrease of 16.3% over last year.

Your Board recommends a final dividend of 29 cents per ordinary share and total dividends for the year will be 40 cents per ordinary share. Both are the same as last year.

Business Review

In my letter to shareholders last year, I devoted considerable coverage to both my short term caution as well as longer term optimism for the real estate industry. At a time which was dark indeed, I suggested "a ray of hope". Today I am more confident of that than a year ago. What I could not have anticipated then was that during the spring, Hong Kong, together with the rest of East Asia, would be hit with SARS (Severe Acute Respiratory Syndrome). The viral epidemic has further delayed recovery of the industry but is fortunately now behind us. Provided that the outbreak does not reoccur towards the end of the year as some health experts have warned, I believe the worst should be behind us as far as the property sector is concerned.

But for the past 12 months, things were still very difficult. On average, residential prices fell by almost 20%. During the SARS outbreak, property sales were virtually non-existent and rental income was hurt. Being owner of the retail complex right below the worst hit residential estate in Hong Kong, we had to grant free rents, incur expenses to combat the disease, and afterwards to revive the shopping mall. All these were done and done well.

鑑於市道呆滯，本集團決定把所有由本集團佔大比重權益之新項目押後銷售。本集團之財政狀況穩健，並非如頗多競爭對手般持有大量虧本發展項目，故本集團並不急於作出銷售。令本集團對此進一步下定決心者，乃本集團相信樓價應已見底、或最低限度非常接近見底；近期之市況為本集團帶來更大之希望。

本集團位於香港之商舖物業之租出率為百分之九十四點三，寫字樓物業之租出率為百分之九十一點二。租金收入及利潤總額均略高於去年度之水平。位於上海之物業，其情況令人更為鼓舞，現佔本集團租金利潤總額約百分之十五。

於去年本月份，本集團向股東建議收購格蘭酒店集團所有股份，其當時為本集團之母公司恒隆集團之上市附屬公司。兩個月後，該項交易獲幾乎所有獨立股東(即恒隆集團以外之股東)一致通過。本集團於二月二十五日完成強制性收購格蘭酒店集團餘下之股份，後者成為本公司之全資附屬公司，其A股和B股股份於同日在香港聯合交易所撤銷上市。

該項收購之理念明顯。本集團一直希望能擴大旗下之租賃物業組合，但在過去十年來，礙於市場內甚少優質物業出售而未能成事。透過是項交易，本集團實質上以合理之價錢購入約六萬五千平方米之優質商業物業—寫字樓(即前身之雅蘭酒店)及服務式寓所(即康蘭酒店)。

此外，上述兩間酒店底層之購物商場本已由本集團擁有。該項交易讓本集團有機會統一兩幢大廈之全部業權，此舉可方便未來之重

Given market lethargy, we decided to hold back sales of all majority-owned new projects. With a healthy financial position, and unlike a good number of our competitors that have an abundance of money-losing developments, we are not in a hurry to sell. The resolve is further underpinned by our belief that prices should have bottomed, or are at least very close to it. Market trends of late have given us even greater hope.

Occupancy rate for our retail space in Hong Kong was 94.3% and for offices, 91.2%. Total rents collected as well as profit therefrom were both slightly above last year's levels. The picture in Shanghai was considerably more encouraging. It now accounts for about 15% of the group's total rental profit.

A year ago this month, we proposed to shareholders to acquire all the shares of Grand Hotel Holdings (GHH) which was a fellow publicly listed subsidiary of our parent Hang Lung Group. Two months later, the transaction was almost unanimously approved by independent (i.e. non Hang Lung Group) shareholders. On February 25, we completed compulsory acquisition of the remaining shares in GHH which became a wholly-owned subsidiary of the Company. On the same day, both A and B shares of GHH were withdrawn from being listed in the Hong Kong Stock Exchange.

The rationale for the acquisition was obvious—it has always been our desire to expand our rental portfolio. The frustration over the past decade was that few high quality properties were for sale. The essence of the present transaction was that we purchased at a reasonable price about 65,000 square meters of prime commercial space—offices in the case of the former Grand Tower Hotel and service apartments in the case of Grand Plaza Hotel.

Moreover, we already owned the shopping malls at the podiums of the two hotels. The transaction gave us the opportunity to unify title of both buildings. This will facilitate future redevelopment or

建或出售。現時該等酒店房間正進行改建工程，以配合其相關之新用途。

sale. Conversions from hotel rooms to their respective new usage are now underway.

本集團之上海業務有甚大之發展。港匯廣場方面，本集團持有其商場業權作為長線投資，而另一方面，本集團之母公司恒隆集團則在其供出售之辦公室大樓及住宅物業持有股份。

Much has happened to our operations in Shanghai. In The Grand Gateway, our ownership interest is in the shopping center held for long term investment. Our parent Hang Lung Group on the other hand owns shares in the offices and the residential towers which are for sale.

該項目約一年前已決定作全面發展。這涉及興建樓面面積合共達十二萬四千平方米之兩幢辦公室大樓、達三萬二千三百平方米之另一幢住宅大廈，以及近兩萬平方米之一幢服務式寓所大廈。此等新物業加上原有之購物商場及一幢住宅大廈，將令港匯廣場之總樓面面積合共約達三十一萬平方米。

About a year ago, we decided to build out the project. That entails two office towers totaling 124,000 square meters, the remaining residential block of 32,300 square meters, as well as a service apartment building of almost 20,000 square meters. These will complement our existing shopping mall and one residential tower, giving the entire complex a total floor area of about 310,000 square meters.

恒隆廣場現已開始興建樓面面積達八萬一千四百平方米之第二幢辦公室大樓。該物業約於三年內落成，屆時恒隆廣場將擁有近十六萬平方米、在上海首屈一指之寫字樓物業。連同現有之購物商場在內，該項目落成後之總樓面面積將達二十一萬一千平方米。

At Plaza 66, we have started to construct the second office block of 81,400 square meters. Once completed in about three years, we will have a total of almost 160,000 square meters of the best offices in Shanghai. Adding to it the retail center, the completed project will have 211,000 square meters.

本集團位於上海之現有商舖物業基本上已全部租出。上海乃中國內地蓬勃發展之商業都會，該兩個項目均已成為上海之地標，令本集團感到欣喜。港匯廣場位於人煙稠密之浦西舊區，而浦西乃上海約八成五市民所聚居之地；港匯廣場不僅為浦西最大、更有可能是最多顧客人流之購物商場。至於恒隆廣場之購物商場，可能是全球各地著名時裝品牌最薈萃之地；該商場租戶之生意額甚為理想，這對彼等和本集團均屬重要。恒隆廣場上蓋之辦公室大樓，乃全上海最優質之寫字樓物業，其租戶陣容有如環球商界精英錄，

All of our existing rental space in Shanghai are basically fully let. We are gratified that both of our projects have become landmarks in that thriving commercial capital of mainland China. The Grand Gateway is not only the biggest but also likely the most frequented shopping center in all of Puxi, the crowded old part of the city where about 85% of its citizens live. The retail mall at Plaza 66 boasts the highest concentration of world renowned fashion brand names probably anywhere in the world. Our tenants are trading well, a fact which is important to both them and us. The office block above is of the highest quality in all of Shanghai and the tenant roster reads like who's-who of global business. Coupled with its prestigious location, rents received are among the highest

加上其地點優越，故其租金水平位居上海寫字樓物業最高之列。事實上，該物業之租金單位基數現已較香港可供相比之寫字樓物業為高！

同樣愜意者乃港匯廣場之控股公司基本上已鎖定其現正興建之兩幢辦公室大樓其中一幢之銷售，買家為本集團在該項目之其中一名前合作夥伴。彼將向餘下股東支付一億二千四百萬美元現金作為有關代價，該筆款項應足以支付港匯廣場完成其項目所需之費用；再者，該名將離開之夥伴已放棄其在合營公司之所有股份。因此，本公司之股權已由百分之四十七點二五增加至百分之六十六點二八，此最後一點意味著本公司可在購物商場分享更多租金收入而受惠。

在剛過去之年度，本集團亦致力改善公司管治及加強管理。董事局已在原有之執行委員會(由四名執行董事組成)及審核委員會(僅由非執行董事組成)以外，加設一個提名及薪酬委員會。董事局更決定增加非執行董事之數目，惟物色適當人選並非易事。董事局亦已增加開會次數，並會保持此項做法。

去年九月，本公司執行董事吳士元先生除原先之財務及行政管理工作外，亦兼任本集團所有租賃業務之管理工作；此乃管理層於吳士元先生加盟時已議定之部署。本人欣然歡迎伍綺琴女士加盟本公司為高級行政人員。伍女士前為香港聯交所上市科高級總監，現為本公司負責掌管財務之助理董事。

in the city. In fact, unit rent is at present higher than comparable space in Hong Kong!

Equally pleasing is the fact that the holding company of The Grand Gateway has basically locked in the sale of one of the two office towers being built. The purchaser is one of our former joint venture partners in the project. The consideration to be paid to the remaining shareholders is US$124 million cash which should be sufficient to complete the project. The departing partner had further yielded all of its shares in the joint venture company. As a result, our shareholding has risen from 47.25% to 66.28%. This last point means that your Company benefits from the extra rents collected from the shopping mall.

In the past year, we have also paid much attention to improving corporate governance and strengthening management. The Board has established a Nomination and Remuneration Committee in addition to the existing Executive Committee (comprising the four executive directors) and Audit Committee (comprising only non-executive directors). The Board has further decided to increase the number of non-executive directors, although finding appropriate people is not easy. The frequency of board meetings has also risen and will remain that way.

Last September, Mr. Terry S.Y. Ng, our executive director in charge of finance and administration has taken on added responsibility to oversee all rental activities. This was a move contemplated by top management when Terry first joined. I am pleased to welcome Ms. Estella Ng to our senior management team. Coming from the Hong Kong Stock Exchange where she was Senior Vice President, Listing Division, she is now our Assistant Director in charge of finance.

本公司維持穩健之財務狀況，透過掌握每個機會，不僅得以降低平均借貸成本，更成功延長貸款之還款期。本公司正透過妥善部署以取得下一輪之增長。

The Company's financial position remains healthy, as we take every opportunity not only to lower our average borrowing cost but also to lengthen loan maturity. We are positioning ourselves for the next round of growth.

展望

自一九九七年年中迄今，吾人經歷了六年顛簸之歲月。雖然過往吾等亦曾目睹香港出現多次之經濟下滑，但論嚴重程度和為時之長，很少能與今次相比；更糟者乃政治方面罕見如斯之持續動盪。唯一力挽狂瀾之因素乃北京不僅一直嚴守不干預香港政治及政策之立場，而國家領導人如今眼見香港之政治問題因經濟疲弱而加劇，故更加倍積極回應中港加強經濟合作之訴求。

Prospect

Since mid-1997, we have had six tumultuous years. Although we have seen many economic downturns, few can be compared to the present one both in terms of severity and duration. Worse yet, the prolonged political turmoil has seldom been observed in Hong Kong. The only redeeming feature is that whereas Beijing has been disciplined not to meddle in local politics and policies, it is now much more willing to yield to our requests for better economic cooperation, as national leaders watch the weak economy compound our political problems.

舉例而言，作為「內地與香港關於建立更緊密經貿關係的安排」(或稱「更緊密經貿關係安排」)之一部份，過往必須參加旅行團方能來港旅行之多個中國內地富裕省市居民，如今可自行來港旅遊。彼等可隨時來港(每次行程為期七天)，次數可隨彼等所喜歡，並可攜帶為過往兩倍以上之現金。正如本集團位於上海之恒隆廣場購物商場之成功所引證，中國內地實有許多富戶，彼等可來港及協助推動香港經濟。該項新政策實施僅數星期後，香港已感受其利好影響。在本集團擁有多項物業之傳統購物區例如旺角和銅鑼灣等地，其零售業特別受惠；甚至有傳言謂部份訪港中國旅客正購置物業。本人相信須進一步放寬有關條例，此項現象才會普及。

For example, as part of the Closer Economic Partnership Arrangement (or CEPA), Chinese citizens from several wealthy cities and provinces who previously must join groups to visit Hong Kong as tourists, can now come as individuals. They can arrive anytime (for 7 days each trip), and as often as they like. The amount of cash they can bring has been doubled and more. As success of the mall at Plaza 66 in Shanghai testifies, there are many well-to-do mainlanders who can come and help boost our economy. After only a few weeks of the new policy, Hong Kong is already feeling the impact. Retail in traditional shopping districts such as Mongkok and Causeway Bay where we have a strong presence are especially benefited. There are even rumors that some of the visitors are buying properties. I believe that regulations will have to be relaxed further before such a phenomenon can become prevalent.

然而，吾等可預期其他即將制定之條例將對地產業帶來裨益。與內地更緊密之地理連繫亦將有助，舉例而言，連接香港西北部和邊境以北之深圳蛇口市之首條大橋已剛動工，

Nevertheless, we can expect other legislations to be soon enacted which will be beneficial to our industry. Closer physical ties with the mainland will also help. For example, the construction of the first bridge linking our territory's northwest with Shekou in

並將於二零零五年落成。至於第二條更長之大橋，將連接香港、澳門和珠江三角洲西岸之珠海市，可能很快便會動工，其落成時間可能早至二零零八年，屆時大橋行車時間只需約二十分鐘。所有這些發展均對香港和中國之經濟有利。

然而，並非所有消息均令人贊同。本集團雖然支持政府於去年十一月公布刺激樓市之大部份措施，但該等措施亦帶來頗多不明朗因素，特別是政府停止賣地為期十三個月、至今年十二月方屆滿之措施實有問題。此舉不僅令本集團等少數未有受困於昂貴土地存貨之發展商無法補充土地儲備，亦令較長期之規劃不再可行。倘政府只消大筆一揮便可引入如此扭曲市場之措施，則其亦可同樣輕率地把該等措施延長或加入新猷。這令本集團更傾向於增加內地投資，亦是促成本集團決定全面發展上海兩個現有項目之肇因之一。於同一時間開發三幢總樓面面積合共達二十萬五千五百平方米之辦公室大樓、以及兩幢住宅大廈(如上文所述其中一幢屬服務式寓所)，並非偶然之巧合。待該等項目落成後，本集團位於上海與香港之投資物業，其規模幾乎看齊，而本集團卻已在香港耕耘逾四十年。

倘香港政府之政策仍然不可預測，本集團未來會在內地作出更多發展。每家公司之財政資源及風險承受力均有限度，一旦到了極限便需時予以補充。這當然並非代表本集團會在內地魯莽行事或放棄香港，曾閱讀本人過往致股東函件之人士定必知道，本人對在祖國營商甚為小心謹慎，而本集團在可見之將來仍會保持此一取向。

Shenzhen north of the border has just started. It will be completed by 2005. A second and much longer bridge connecting us to Macau and Zhuhai on the west bank of the Pearl River estuary may begin soon. Once completed possibly as early as 2008, it will only take around 20 minutes to cross it. All these are good for our economy as well as theirs.

Not all news, however, are agreeable. While we support most of the government's initiatives announced last November to lift the real estate market, considerable uncertainties have also been introduced. In particular, the decision to stop the sales of government land for 13 months until this December is problematic. Not only are the few of us not stuck with expensive inventory unable to replenish our land banks, longer term planning is also no longer possible. If the government can introduce such market-distorting measures with the stroke of a pen, it can with equal ease prolong them or add new ones. This has strengthened our leaning towards investing more in the mainland, and has contributed to our decision to build out both existing projects in Shanghai. Simultaneously starting three large office towers totaling 205,500 square meters as well as two residential blocks (one of which is a service apartment, as explained before) is not inconsequential. Once completed, we will have almost as much investment properties in Shanghai as in Hong Kong where we have labored for over four decades.

If Hong Kong government policies remain unpredictable, we may do even more in the mainland in the future. Every company has limited financial resources as well as appetite for risks. Once they are exhausted, time will be required to replenish them. This of course does not mean that we will be careless in the mainland or give up Hong Kong. Those who have read my past letters must know that I am extremely cautious in our motherland. We will remain so in the foreseeable future.

正如本人在去年所詳述，管理層對香港地產業之較長期前景抱審慎樂觀態度。管理層將一如過往，耐心等候良機，不因每次短暫之市場變化而失方寸。基於此原故，本集團年與年間之利潤可能會出現差距，但本集團在內地之業務最低限度可望填補部份之空隙。

近期而言，本集團將集中精力為香港項目爭取最佳之銷售成果。未來兩至三年應為美好之歲月，因本集團可望在升市之環境下銷售物業。在過往十年，能如本集團窺準市道變化之地產商甚少，而本集團定必全神貫注以維持此佳績。根據一項研究所得，倘九家發展商手頭上之所有物業發展項目按今天低沉之價格售出，彼等將合共錄得六百億至七百億元左右之虧損，本集團慶幸並非彼等其中之一。誠然，本集團亦有犯錯，但與其他發展商相比，程度可謂微不足道，而本集團亦已就該等錯誤完全作出撇賬。

本集團感到欣喜者，乃市場並無忽視此等事實。自地產市道於一九九七年見頂迄今，本公司之股價顯著跑贏所有大型地產股。本公司亦是所有大型地產股中，股息收益率最高者之一，僅次於母公司恒隆集團，故提供了最佳之總回報。所有此等因素應可讓股東放心，管理層於未來歲月將繼續竭盡所能為股東創值。

於結束本報告前，本人必須概述本集團之員工於今年春季沙士爆發期間之英勇表現，否則本人難辭疏忽之咎。本人於上文曾提及，由本集團管理並仍擁有其商場物業之淘大花園，乃香港住宅／商舖物業中最受沙士打擊者。釀成該悲劇之原因乃多項不幸事件之匯集，而此等事件概與該處之設計、建築或管理無關。當時之首要急務乃遏止該傳染病之

As I have written at length last year, management is cautiously optimistic about the longer term future of our industry in Hong Kong. We will as before be patient to wait for good opportunities and will not jump at every short lived market movement. As a result, there may be gaps in our profit from year to year, but hopefully our operations in the mainland will fill at least some of them.

In the immediate term, we will concentrate on achieving best results in selling our Hong Kong projects. The next two to three years should be good ones as we hopefully sell into a rising market. In the past decade, few have read the market as accurately as we have, and we have every intention to continue that track record. According to one study, nine developers might have made losses totaling some $60-70 billion if all development projects on hand are sold at today's depressed prices. We are fortunate not to be part of that group. To be sure, we too have made mistakes but the magnitude is minuscule compared to others, and we have already written them off.

We are gratified that these facts have not been lost to the market. Since the property market peaked in 1997, we have significantly outperformed every major real estate counter in terms of share price performance. We also consistently have one of the highest dividend yields of all major property companies second only to our parent Hang Lung Group, thus yielding the best total return. All that should give our shareholders comfort that your management will make every effort to continue to create value for shareholders in the years to come.

Before closing, I would be remiss not to mention the heroic performance of our staffs during the SARS outbreak last spring. As alluded to earlier, Amoy Gardens which was the hardest hit of any residential/retail complex in Hong Kong was managed by us, and we still own the shopping center. It was the convergence of several unfortunate events, none of which were specific to the design, construction or management of the place, which had

傳播及了解為何淘大花園特別受影響，而金錢方面之考慮已置諸一旁。本集團之員工由執行董事以至許多清潔工人及保安員，均日復一日、週而復始地冒着生命危險和精神困擾在該處勞碌工作。

有關之政府官員亦應記一功。本人永不會忘記該週日下午，香港行政長官董建華先生就沙士在淘大花園傳播而致電本人家中，其後本人之同事聯同衛生福利及食物局局長楊永強醫生所領導之公務人員，攜手共同找尋問題之源頭。

從所有方面而言，本集團之員工均極為稱職。於該事件結束後，彼等之盡忠職守及出色才幹深獲外界認同，吾等接獲由淘大花園業主委員會主席所發出之函件，表達其溫馨之謝忱；最值得告慰者乃本集團之僱員幸無一人感染該疾病。

當為受害者悲傷之際，吾人亦應感謝各英雄英雌。當中部份人士已獲社會嘉許，吾等對他們予以表揚。同樣，吾等亦應向許多未獲歌頌之人士致敬，其中在本公司工作者為數不少。他們或如你我一樣，不外凡夫俗子，但當面對危及生命之環境時，卻能奮勇迎抗，盡顯光輝。本人知道，列位股東會與本人一起，向彼等致以敬意及謝忱。

caused the tragedy. Financial considerations were overshadowed by the all-consuming need to contain the epidemic and to learn why this property was particularly affected. Day after day and week after week, our staff—from executive directors to the many cleaners and security guards—labored on site under tremendous risks to life as well as mental duress.

Credit should also go to the relevant government officials. I will never forget that Sunday afternoon when, anticipating the spread of the problem at Amoy Gardens, Hong Kong's Chief Executive Mr. Tung Chee Hwa called me at home. Thereafter, my staff together with civil servants under the leadership of our Secretary for Health, Welfare and Food Dr. E.K. Yeoh worked hand in hand to identify the source of the problem.

By all accounts, our staffs have done an excellent job. External confirmation of their loyalty and competence came after the incidence when we received a warm letter of appreciation from the chairperson of Amoy Gardens Owners Committee. Ultimate gratification, however, was derived from the fact that none of our employees contracted the disease.

While mourning the victims, we should also thank the heroes and heroines. Some of them are recognized by the community and we laud them. Equally, we should salute the many unsung ones, a good number of whom are working in your Company. They may very well be ordinary folks (like you and me), but they have risen to the occasion and have shone when confronted with life threatening circumstances. I know that our shareholders will join me in paying them respect and gratitude.

主席
陳啟宗
香港，二零零三年八月二十八日

Ronnie C. Chan
Chairman
Hong Kong, 28 August 2003



與四周景緻和諧融合，乃本集團旗下物業之設計特色。位於西九龍區的君臨天下，即將成為現代城市景觀的中心點。

When we design our properties, we look to optimise and integrate elements of the neighborhood. The HarbourSide *in West Kowloon will sit comfortably in the midst of* what soon will be a heartland of modern cityscape.



管理層之 討論及分析
Management Discussion and Analysis

概覽

環球經濟疲弱、嚴重急性呼吸系統綜合症（沙士）爆發、以及沙士對香港經濟帶來之衝擊，均為二零零二至二零零三財政年度內，影響恒隆地產業務之主因。鑑於大眾對商業交易抱審慎態度，本集團之營業額下降百分之十點一至港幣二十一億四千二百五十萬元，主要由於本財政年度內，花園臺僅售出六個單位，銷量較去年度之二十七個單位減少所致。

為抵銷沙士對業務帶來之負面影響，本集團在營運、商業和推廣活動方面均推出新措施，因而錄得非經常性之支出。這些支出包括撥款供本集團之住宅及商場物業進行額外清潔工作、為其中一個商場之租戶提供體恤性免租、以及為商舖物業組合之租戶推出振興生意之新推廣活動等。

因此，普通股股東應佔純利減少百分之十六點三至港幣十億一千零十萬元。董事局建議派發末期股息每股普通股二角九仙，與上年度相同；全年度普通股股息為四角，亦與上年度相同。

香港物業市場於回顧年度內所面對之艱困，清楚反映了本集團之業績，無論一手和二手市場單位之售價，以至各類租賃物業之租金水平，均普遍下跌。可幸者，本集團年內來自香港之租金收入仍輕微上升，而上海兩個項目之租金收入更錄得頗佳之升幅。

OVERVIEW

The weak global economy, together with the outbreak of Severe Acute Respiratory Syndrome (SARS) and its effect on the Hong Kong economy, were the primary factors that influenced the operations of Hang Lung Properties during the 2002-2003 financial year. Turnover fell 10.1% to HK$2,142.5 million as people adopted a cautious approach to business. The drop in turnover was mainly due to decreased sales of apartments at Garden Terrace where just six units were sold during the financial year, compared to 27 over the preceding year.

To offset the negative business impact of SARS we introduced new operational, commercial and promotional activities, which in turn resulted in extraordinary expenditure. This expenditure included the funding of additional cleaning operations in our residential and commercial properties, the sympathetic waiving of rentals in one shopping mall and the introduction of new promotional tools to regenerate business for tenants of our commercial portfolio.

As a result, net profit attributable to ordinary shareholders decreased 16.3% to HK$1,010.1 million. The Directors propose a final dividend of 29 cents per ordinary share, which is the same as last year. The total ordinary dividend for the year is 40 cents per ordinary share, same as last year.

Hong Kong's property market during the year under review has faced difficulties that were clearly reflected in the Group's business results. Both the selling price of units in primary and secondary markets and the rental rates of all leasing properties have generally declined. Fortunately, our rental revenue in Hong Kong increased slightly during the year, whereas income from our two projects in Shanghai recorded a considerable growth.

可供發展之土地儲備
(於香港以供銷售)
Development Land Bank
(for sale in Hong Kong)
於二零零三年六月三十日
at 30 June 2003


11%
89%
住宅 Residential
商舖/寫字樓 Commercial / Office

營業額及除稅前溢利
Turnover and Profit before Taxation
截至六月三十日止年度
for the year ended 30 June


(百萬元 $Million)
3,000
2,500
2,000
1,500
1,000
500
0
1999
2000
2001
2002
2003
除稅前溢利 Profit before Taxation
營業額 Turnover

集團表現 Group Performance

		2003 百萬元 $Million	2002 百萬元 $Million	變動 Change 百萬元 $Million	變動 Change 百分率 %
營業額	**Turnover**				
物業租賃	Property Leasing				
香港	Hong Kong	1,711.6	1,701.4	+10.2	+1
中國大陸	Mainland China	312.5	201.0	+111.5	+55
出售投資物業	Disposal of Investment Properties	118.4	480.8	-362.4	-75
		2,142.5	**2,383.2**	**-240.7**	**-10**
除稅前溢利	**Profit before Taxation**				
物業租賃	Property Leasing				
香港	Hong Kong	1,284.0	1,358.6	-74.6	-5
中國大陸	Mainland China	242.4	169.6	+72.8	+43
出售投資物業	Disposal of Investment Properties	37.8	130.7	-92.9	-71
		1,564.2	**1,658.9**	**-94.7**	**-6**
其他收入	Other Revenue	60.4	93.0	-32.6	-35
行政費用	Administrative Expenses	(88.3)	(88.6)	0.3	0
財務費用	Finance Costs	(272.2)	(256.9)	-15.3	6
		1,264.1	**1,406.4**	**-142.3**	**-10**
普通股股東應佔純利	**Net Profit attributable to Ordinary Shareholders**	**1,010.1**	**1,207.0**	**-196.9**	**-16**


雅蘭中心

雅蘭中心購物商場已投入服務，為繁盛之旺角街頭，揭開了新時尚的購物風采。

We have taken the retail trends of Mongkok's busy streets to new levels with the opening of the landmark Grand Tower Shopping Mall.



Trendy taste 時尚品味



於二零零二年十月，本集團透過私有化計劃，向母公司恒隆集團有限公司收購其持有格蘭酒店集團有限公司之股權。格蘭酒店集團擁有康蘭酒店和雅蘭酒店，現已成為恒隆地產之全資附屬公司。本集團旗下投資物業之總樓面面積因而增加六萬五千二百七十五平方米，並享有來自康蘭居之額外租金收入。

年內，本集團之發展中項目均如期進行施工。無論新項目之建築工程或現有投資物業之改建工程，均取得良好進展，可確保其能迎合目標市場之需要。新市場推廣及銷售計劃將於二零零三年最後一季策動。

In October 2002, through privatization, we acquired the shareholding of our parent company, Hang Lung Group Limited in Grand Hotel Holdings Limited, which owned two hotel buildings, Grand Plaza Hotel and Grand Tower Hotel. Grand Hotel Holdings is now a wholly owned subsidiary of Hang Lung Properties. The total gross floor area of our investment properties has increased by 65,275 sq m, and we have since gained additional income from Grand Plaza Apartments.

Meanwhile, construction work on our properties under development has progressed on schedule. We have made good progress on our new developments and on the reconfiguration of existing investment properties to ensure that they meet the needs of their target markets. New marketing and sales programmes will be initiated in the last quarter of 2003.



君臨天下
位於機場鐵路九龍站上蓋，包括三幢樓高八十層之住宅大廈，將成為西九龍的地標。

The HarbourSide
located at Airport Railway Kowloon Station, consists of three blocks of 80-storey residential towers. It will be the landmark of West Kowloon.

物業發展及銷售

香港

本集團四項優質住宅項目仍在施工，進度均符合預定落成日期。經沙士事件發生後，本集團已確保該等項目備有可助防止細菌和疾病傳播之設施，包括裝置新式管道／排水系統及紫外線空氣殺菌器，以消除現有排水系統內可能出現之潛在問題。本集團抱有信心，以該等單位之質素，當推出發售時可獲市場熱烈反應。

位於何文田迦密村街之***君逸山***正進行上蓋建築工程。該項目包括發展一幢樓高二十四層之住宅大廈，下設四層停車場及商場，將提供一百八十八個單位，每個單位之面積介乎五十五平方米至一百一十平方米。預期該項目可於二零零三年十月落成，現正設立示範單位，將於二零零三年第四季展開市場銷售。

君臨天下位於機場鐵路九龍站上蓋，包括三幢樓高八十層之住宅大廈，下設五層停車場。該項目可提供一千一百二十二個住宅單位，包括一千零六十二個標準單位、二十四個合併單位及三十六個複式單位，每個單位之面積介乎九十六平方米至二百七十二平方米，部份單位設有露台。該項目已於二零零三年七月獲發入伙紙，而本集團將於二零零三年最後一季展開該項目之市場推廣及銷售計劃。

PROPERTY DEVELOPMENT AND SALES

HONG KONG

Four prime residential developments are still under construction, and are on programme to meet their targeted completion dates. In the wake of the SARS outbreak, we have ensured that the provisions that will help prevent the spread of bacteria and disease are integrated into these developments. These include the installation of new piping/drainage systems and UVC in-duct air purifiers to overcome any potential problems that may be found in existing drainage systems. We are confident that the quality of units we are producing will receive a strong response from the market when they are launched.

Superstructure work at ***Carmel-on-the-Hill*** at Carmel Village Street, Ho Man Tin, is progressing. This 24-storey residential tower, which is built over a 4-storey car park and retail podium, will provide 188 units ranging in size from 55 sq m to 110 sq m. The work is expected to be completed by October 2003. Show flats are being constructed, and units will be put on sale in the fourth quarter of 2003.

The HarbourSide at the Airport Railway Kowloon Station consists of three blocks of 80-storey residential towers over a 5-storey car park podium. This development will offer 1,122 residential units, comprising 1,062 standard units, 24 combined units and 36 duplex units. The units range in size from 96 sq m to 272 sq m and some include balconies. The occupation permit has been issued in July 2003, and our marketing and sales programme will commence in the last quarter of 2003.



恒隆廣場
位於上海南京西路，該物業之地面商舖雲集卡地亞、香奈兒及路易威登等國際名牌。

Plaza 66
sited at Nan Jing Xi Lu, Shanghai. Shopping facility of Plaza 66 features leading international brand names such as Cartier, Chanel and Louis Vuitton.

位於西九龍填海區深盛路之*Aqua Marine*將於二零零三年第四季如期落成，其所有混凝土工程現已完工，而內部裝修工程亦正順利進行。本集團持有該項目百分之八十五權益。該項目包括發展五幢住宅大廈，下設三層停車場／商場及一層地庫，並包括會所及康樂設施。住宅大廈包括一千六百一十六個單位，每個單位之面積介乎四十六平方米至一百一十九平方米。該項目乃政府混合式房屋計劃首兩項之一，其約百分之三十之住宅面積將按照有關地契之條款，交回政府作為資助房屋出售。

*The Long Beach*位於西九龍填海區海輝道，乃一項優質之海景物業。該項目現正發展為八幢樓高四十六層之住宅大廈，將提供一千八百二十三個單位，每個單位之面積介乎六十二平方米至一百三十二平方米。該項目並包括發展三層停車場、寫字樓及商場，以及面積達四千平方米之獨立會所和康樂設施。預期該項目將於二零零四年第二季落成。本集團尚未落實該項目推出市場之時間。

上海

位於南京西路之***恒隆廣場***第二幢辦公室大樓，現正進行地基工程。該大樓之總樓面面積達八萬一千四百平方米，乃尊貴顯赫之恒隆廣場發展項目之一部份，而恒隆廣場共包括一個大型商場及兩幢辦公室大樓。樓高六十六層之首幢辦公室大樓經已落成及租出，而樓高五十一層之第二幢辦公室大樓將以特別設計之橋樑與首幢辦公室大樓連接。預期第二幢辦公室大樓將於二零零六年落成。

Aqua Marine, situated at Sham Shing Road on the West Kowloon Reclamation, is scheduled for completion in the fourth quarter of 2003. All concreting work has been completed and interior-finishing work is progressing smoothly. We hold an 85% shareholding in the development, which consists of five residential towers built over a 3-storey carparking/retail podium and one level basement. The development includes clubhouse and recreational facilities. The residential towers contain 1,616 units ranging in size from 46 sq m to 119 sq m. This development is one of the Government's two pilot mixed-housing schemes. Under the lease conditions, about 30% of the residential area will be returned to the Government for sale as subsidized housing.

The Long Beach, which is also located on the West Kowloon Reclamation at Hoi Fai Road, is built on a prime sea view site. The eight blocks of 46-storey residential towers comprise a total of 1,823 units ranging in size from 62 sq m to 132 sq m. The development also contains a three-storey car park, office and retail podium and a 4,000 sq m detached clubhouse with recreational facilities. The project is expected to be completed in the second quarter of 2004. We have not yet set a launch date for this project.

SHANGHAI

Foundations are being laid at Office Tower 2 of ***Plaza 66*** at Nan Jing Xi Lu. This tower with a gross floor area of 81,400 sq m is part of the prestigious Plaza 66 development, which comprises a huge shopping mall and twin office towers. The 66-storey Office Tower 1 is already completed and leased. The 51-storey Office Tower 2 is linked to Office Tower 1 by a specially designed bridge and is expected to be completed in 2006.

Leisure lifestyle



優閒生活



物業租賃

本集團之租金收入來自商舖、寫字樓、住宅／寓所、工業／寫字樓及停車場物業。儘管香港各類租賃物業之市道均於過去數年顯著下調，本集團於剛過去之財政年度內，來自香港之租金收入仍上升百分之一至港幣十七億一千一百六十萬元。自本集團於二零零二年最後一季收購格蘭酒店集團有限公司後，本集團原有之物業組合增加約六萬五千二百七十五平方米之投資物業。本集團位於上海之兩個項目恒隆廣場及港匯廣場，合共為本集團提供港幣三億一千二百五十萬元之良好租金收入，較往年度大幅增加。因此總租金收入較往年度增加百分之六。本集團之香港租賃物業組合之整體租出率處於百分之八十九之理想水平，而租金水平則下降百分之四點五。

PROPERTY LEASING

Our rental revenue is generated from properties in the commercial, office, residential/apartment, industrial/office and car park sectors. Although Hong Kong's rental market in all sectors has experienced a significant downward adjustment in the past few years, our revenue over the last financial year in Hong Kong increased by 1% to HK$1,711.6 million. Following the acquisition of Grand Hotel Holdings Limited in the last quarter of 2002, approximately 65,275 sq m of investment properties have been added to our existing property portfolio. Our two Shanghai projects, Plaza 66 and The Grand Gateway generated for us sound levels of income at a total of HK$312.5 million, which was a substantial increase over the previous year. Total rental income therefore increased by 6% over last year. Occupancy rates in our Hong Kong portfolio stood at a satisfactory level of 89% whereas rental rates dropped by 4.5%.



質生活居所乃恒隆地產之依歸。御峯設有
式宴會廳及完善會所設施，讓住客盡享優閒寫意的
充份體現了恒隆地產對優質家居的內外兼顧。

Hang Lung Properties, it's all about lifestyle. The
with its double duplex function room and
house facilities epitomises our goal of enabling
residents to relax and entertain at leisure – both
inside and outside their apartments.


DKNY

恒隆中心
位於銅鑼灣，香港購物區之一，吸引年青顧客及遊客光臨。

Hang Lung Centre
located in Causeway Bay, one of the dominant shopping areas for younger people and tourists.

香港
商場及商舖

商場及商舖物業原已因零售市道萎縮而受創，再加上沙士爆發而受到進一步之打擊。由於海外旅客減少來港，加上本地消費下降，本集團部份租戶遂要求減租，少數大型連鎖店租戶則關閉其非核心店舖。儘管如此，於回顧年度內，本集團來自商場及商舖之租金收入仍上升百分之零點九至港幣十億零九十萬元。

銅鑼灣仍為香港之主要購物區，尤其吸引較年青之港人和遊客光臨。於名店廊／名店坊，租金收入錄得百分之一跌幅，租出率為百分之九十八。恒隆中心已改變其租戶組合，其二樓物業已由一間著名日本家庭用品零售商租用。於財政年度結算日，恒隆中心之租出率達百分之九十七。

位於***鰂魚涌***之商場以鄰近大型住宅區之住客為銷售對象。康怡廣場座落於太古地鐵站上蓋，交通方便，能成功維持百分之一百之租出率，租金收入上升百分之八點三。

經精心重整租戶組合後，位於***山頂***之山頂廣場表現理想，租出率達百分之九十三。

位於***牛頭角***之淘大商場，於今年第二季沙士爆發期間經歷嚴重艱困。該商場已安排多項綜合表演活動以帶動顧客流量，而於本報告撰寫時，其錄得之人流已回復至正常水平。本集團亦藉該段期間之機會，

HONG KONG
Commercial and Retail Sector

In our commercial and retail sector, an already shrinking retail market was dealt a further blow by the SARS outbreak. Some tenants requested rental concessions and a few large chain stores closed non-core shops as a result of fewer overseas visitor arrivals and reduced local consumer spending. Despite these, revenue from this sector increased 0.9% to HK$1,000.9 million during the year under review.

Causeway Bay is still regarded as Hong Kong's dominant shopping area, especially for younger Hong Kong people and tourists. At Fashion Island/Fashion Walk, rental income recorded a decrease of 1% and the occupancy level stood at 98%. Hang Lung Centre has undergone a change in tenant mix, and a famous Japanese household retailer has moved into the second floor. By the end of the financial year, it was 97% let.

Shopping malls in ***Quarry Bay*** target residents from nearby mass residential developments. Kornhill Plaza, situated conveniently above the Taikoo Mass Transit Railway Station, has successfully maintained at 100% occupancy rate and an 8.3% increase in rental income.

The Peak Galleria at ***The Peak*** performed satisfactorily with a 93% occupancy rate after a careful adjustment of the tenant mix.

Amoy Plaza at ***Ngau Tau Kok*** experienced serious hardship in the second quarter of this year during the SARS outbreak period. Variety shows were organized to generate customer traffic, and we are pleased that, at the time of writing, the number of people passing through the development was back to normal levels. Meanwhile, we used this period



雅蘭中心
提供十四層寫字樓、七層商場，另設有一層停車場。

Grand Tower
consists 14 floors of office space, seven floors of retail space and a single floor of car parks.

改善淘大商場之租戶組合。淘大商場之租出率維持在百分之九十一之水平，而主要由於免收租金二十日，故租金收入下降百分之九點八。

位於***旺角***之雅蘭酒店商場連同其上蓋之前酒店物業，已易名為雅蘭中心。其酒店物業已改建為寫字樓，而該大廈之新面貌包括十四層寫字樓、七層商場，另設有一層停車場。改建工程於二零零三年一月動工，現已大部份完成。潛在租戶於預租期所表達之興趣令人鼓舞，現時已租出之商場面積達百分之七十。此外，麗斯大廈、栢裕商業中心及荷李活商業中心均座落於該著名購物區，並鄰近地鐵站。於剛過去之財政年度，上述旺角物業之租出率下降至百分之八十八。

寫字樓

受到企業縮減規模及進行重組帶來之影響，寫字樓租賃市場之需求持續放緩。由於新寫字樓項目供應量增加，寫字樓租金水平進一步下跌，較二零零一／二零零二年年度下降百分之五點四。儘管如此，本集團對旗下寫字樓物業於剛過去之財政年度內維持之租出率感到欣喜。鑑於供應量過裕(尤其就中環區而言)，本集團並不預期寫字樓租賃市場將有任何重大之改善。

as an opportunity to improve the development's tenant mix. While the occupancy rate was maintained at 91%, rental revenue dropped 9.8%, primarily as a result of 20 days rental waivers.

Grand Tower Arcade, our shopping mall in ***Mongkok***, together with the former hotel floors above, has been renamed Grand Tower. The hotel floors have been converted into office space and the building's new profile includes 14 floors of office space, seven floors of retail space and a single floor of car parks. Conversion work began in January 2003 and was substantially completed. Interest from potential tenants during the pre-marketing stage has been encouraging. At present, 70% of retail space has been rented. Ritz Building, Park-In Commercial Centre and Hollywood Plaza are also situated in this renowned shopping district and offer easy access to the Mass Transit Railway Station. Occupancy rates dropped to 88% in last financial year.

Office Sector

The demand for office accommodation has continued to slacken as corporate downsizing and restructuring make their impact on the marketplace. Rents decreased a further 5.4% compared with 2001/2002 as a result of the increase in supply of new office developments. Despite this, we are pleased in general with the occupancy rates we have been able to sustain throughout the last financial year. We do not foresee any great improvement in the office market because of the over-supply situation, especially in the Central district.

投資物業面積
Investment Property Size *於六月三十日 at 30 June*



[千平方米 '000 sq.m.]
800
600
400
200
0
1999
2000
2001
2002
2003
住宅／寓所 Residential / Apartment
寫字樓／工業 Office / Industrial
商舖 Commercial

物業總值
Property Value *於六月三十日 at 30 June*



[百萬元 $Million]
40,000
30,000
20,000
10,000
0
1999
2000
2001
2002
2003
發展中物業 Properties under Development
投資物業 Investment Properties

按類分析 Segmental Analysis

		樓面面積# Gross Floor Area# (平方米 sq.m.)		租金收入 Rental Revenue (百萬元 $Million)	
		2003	2002	**2003**	2002
投資物業 一香港	**Investment Properties – Hong Kong**				
商舖	Commercial	**217,600**	212,800	**1,000.9**	991.9
寫字樓	Office	**210,900**	188,200	**463.8**	490.4
寫字樓／工業	Office/Industrial	**35,000**	35,000	**22.1**	24.3
住宅／寓所	Residential/Apartment	**80,100**	35,600	**120.8**	70.6
投資物業 一中國大陸	**Investment Properties – Mainland China**				
商舖	Commercial	**153,600**	99,900	**157.5**	76.3
寫字樓	Office	**78,200**	78,200	**155.0**	124.7
發展中項目	**Projects under Development**				
商舖	Commercial	**44,700**	44,700	**-**	-
寫字樓	Office	**81,400**	81,400	**-**	-
住宅	Residential	**367,600**	367,600	**-**	-
		1,269,100	1,143,400	**1,920.1**	1,778.2
		車位數目 No. of Carparking Spaces			
停車場	Car Parks	**6,304**	6,272	**104.0**	124.2
總計	Total			**2,024.1**	**1,902.4**

\# *包括本集團之應佔權益*
Including the Group's attributable interest

租金收入
Rental Revenue 截至六月三十日止年度 for the year ended 30 June



(百萬元 $Million)
2,250
1,500
750
0
1999
2000
2001
2002
2003
停車場
Car Parks
住宅／寓所
Residential / Apartment
寫字樓／工業
Office / Industrial
商舖
Commercial

按地域性分析之投資物業 Geographical Analysis of Investment Properties

於二零零三年六月三十日 at 30 June 2003

	樓面面積(千平方米) Gross Floor Area ('000 sq.m.)				車位數目 No. of Carparking Spaces	二零零二／零三年度租金收入(百萬元) 2002/03 Rental Revenue ($Million)				
	C	O/I	R/A	總計 Total	CP	C	O/I	R/A	CP	總計 Total
香港 Hong Kong										
港島： Hong Kong Island:										
中環及金鐘 Central and Admiralty	10.1	40.5	-	50.6	16	115.5	140.7	-	-	256.2
銅鑼灣及灣仔 Causeway Bay and Wanchai	40.8	38.8	18.9	98.5	418	216.9	118.9	42.9	9.8	388.5
康山及鰂魚涌 Kornhill and Quarry Bay	54.1	37.3	35.3	126.7	1,159	209.2	66.8	20.0	24.8	320.8
山頂及半山區 The Peak and Mid-Levels	12.5	-	16.6	29.1	579	40.4	-	14.1	10.0	64.5
港島南區 Hong Kong South	-	-	9.2	9.2	89	-	-	43.3	-	43.3
九龍： Kowloon:										
旺角# Mongkok#	30.3	69.6	-	99.9	1,473	140.9	72.4	-	41.5	254.8
尖沙咀 Tsimshatsui	6.1	11.1	0.1	17.3	-	24.8	47.4	0.5	-	72.7
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong	60.6	6.5	-	67.1	785	246.4	1.0	-	16.5	263.9
長沙灣及葵涌 Cheung Sha Wan and Kwai Chung	3.1	42.1	-	45.2	199	6.8	38.7	-	1.4	46.9
上海 Shanghai										
徐匯區 Xuhui District	101.9	-	-	101.9	1,100	73.3	-	-	-	73.3
靜安區 Jing An District	51.7	78.2	-	129.9	486	84.2	155.0	-	-	239.2
總計 Total	**371.2**	**324.1**	**80.1**	**775.4**	**6,304**	**1,158.4**	**640.9**	**120.8**	**104.0**	**2,024.1**

\# 代表本集團之應佔權益 Representing the Group's attributable interest
C: 商舖 Commercial
O/I: 寫字樓／工業 Office/Industrial
R/A: 住宅／寓所 Residential/Apartment
CP: 停車場 Car Parks

銅鑼灣是香港最繁盛的購物區之一。恒隆中心以煥然一新的面貌、國際性租戶之陣容，成為該區商場及寫字樓物業之地標。

Hang Lung Centre, with its new look international tenant mix has become a retail and office landmark in Causeway Bay, one of the Hong Kong's busiest retail areas.


DKNY





Branding mix 名牌滙萃

本集團位於*中環*之四幢寫字樓大廈，其錄得之租金收入較去年下跌百分之八點八，而租出率仍達百分之九十二之理想水平。位於*灣仔*之瑞安中心物業，其寫字樓租金水平進一步下降，租戶獲提供各項優惠，包括免租期及辦公室裝修等。位於*銅鑼灣*之恒隆中心，由於地點優越，故租出率處於百分之九十五之愜意水平，而租金收入亦保持穩定。本集團位於*鰂魚涌*及*康山*之寫字樓物業，年內之租出率一直維持在百分之九十之水平。

本集團位於*旺角*及*尖沙咀*之寫字樓物業，其租賃情況仍然安穩，錄得之整體租出率為百分之九十一，惟租金收入則減少百分之三點五。位於*長沙灣*之百佳大廈之租出率為百分之九十四。

Rental income for our four office buildings in ***Central*** recorded an 8.8% decrease over the previous year's figures while occupancy rates remained at a satisfactory 92%. Office rent at Shui On Centre in ***Wanchai*** has softened further and tenants have been offered incentive packages, including rent-free periods and the provision of office fit outs. Hang Lung Centre in ***Causeway Bay*** had a comfortable occupancy rate of 95% due to its prime location while rental income remained steady. Our offices in ***Quarry Bay*** and ***Kornhill*** were able to maintain a 90% occupancy level throughout the year.

Leasing activity remained strong at our office buildings in ***Mongkok*** and ***Tsimshatsui***. Overall occupancy rates were recorded at 91% while income decreased by 3.5%. The occupancy rate for Park Building in ***Cheung Sha Wan*** stood at 94%.



住宅／寓所

由於競爭物業供應量持續增加，加上企業繼續削減員工房屋津貼，故住宅／寓所物業之租金收入受到影響。就恒隆地產而言，租出御峰更多單位有助紓緩情況，而於二零零二年十月收購之寓所物業亦帶來租金收入。因此本集團來自住宅／寓所之總租金收入增加百分之七十一點一至港幣一億二千零八十萬元。

位於港島司徒拔道之豪宅物業***御峰***，配置先進電器、自動家居及電訊系統，其市場推廣對象一直以跨國企業之高級行政人員為主。本集團最近裝修了一間多用途之豪華閣樓宴會廳，供住客使用。該項目之複式豪宅及雙複式豪宅之租賃活動，均維持於合理之高水平。自去年六月推出市場後，五十四個複式豪宅已租出超過半數。

位於港島南區之***濱景園***，平均租出率維持百分之九十一之水平，租金收入則較上年度下降百分之三點四。

本集團繼續銷售位於半山區之***花園臺***單位。於財政年度結算日，本集團已售出花園臺七十四個四睡房豪宅其中六十九個，包括年內售出之六個單位在內。

樓高五層之康蘭酒店，已於今年改為以服務式寓所之模式進行經營，並與樓高七層之康蘭豪華寓所合併為單一項目，統稱為***康蘭居***。儘管香港之服務式寓所眾多，但該物業因地點方便，故能吸引香港之家庭以及該區內和附近之國際公司之僱員惠顧，租出率達百分之七十五。惟鑑於市場競爭，故租金水平下跌百分之十三點一。

Residential/Apartment Sector

Rental revenue for residential/apartment properties was affected by the increasing supply of competitive properties and the diminishing budgets of corporate staff housing allowances. For Hang Lung Properties, the leasing of more units at The Summit has helped the situation. Income has also been generated from apartment properties acquired in October 2002. As a result, total revenue from the rental of residential/apartment properties increased 71.1% to HK$120.8 million.

The marketing of our luxury property, ***The Summit*** on Stubbs Road, Hong Kong Island which is equipped with state of the art appliances, home automation and telecommunication systems, has always been targeted at top executives from multinational corporations. We recently redecorated a luxurious multi-purpose penthouse function room for use by tenants. Leasing activities of the development's duplex and double duplex units have been maintained at a reasonably high level, and more than half of the 54 duplex units were let since its launch last June.

Burnside Estate in Hong Kong South maintained its average occupancy at 91% although rental revenue dropped by 3.4% from the previous year.

We have continued our programme of selling units at ***Garden Terrace*** in Mid-Levels. By the end of the fiscal year, we had sold 6 of the 74 four-bedroom units in the development. A total of 69 units have now been sold.

The 5-storey Grand Plaza Hotel, which has changed its operations to serviced apartments this year, and the 7-storey Grand Plaza Apartments are now consolidated as a single complex known as ***Grand Plaza Apartments***. Despite the abundance of serviced apartments in Hong Kong, this conveniently located property is attracting both Hong Kong families and staff employed by international companies operating in or around the area. Occupancy levels were 75%, and because of the competitive market, room rates dropped 13.1%.

御峰
位於司徒拔道。圖中展示位於其閣樓宴會廳內雪茄房的其中一角落。

The Summit
on Stubbs Road, photo *showing a corner of the* cigar room located in the multi-purpose penthouse function room.



濱景園
位於港島南區。

Burnside Estate
located in Hong Kong South.

工業／寫字樓

本集團之工業／寫字樓物業主要位於*葵涌*，該等物業於財政年度內之整體租出率為百分之七十，總租金收入則下降百分之九點一至港幣二千二百一十萬元。

停車場

本集團被譽為香港最佳停車場經營者之一。由於在自行開發之軟件系統作出投資以及貫徹採納ISO 9002國際質量標準，因此本集團之停車場管理業務於年內繼續順暢運作。惟仍不免受到經濟進一步放緩所影響，總收入下降百分之十六點三至港幣一億零四百萬元。

上海

本集團之上海項目繼續錄得強勁增長。恒隆廣場之甲級辦公室大樓持續吸引跨國企業成為租戶，而其商場亦以其國際租戶之鼎盛陣容而見著。港匯廣場為上海最大之購物商場。於剛過去之財政年度內，彼等均保持近乎百分之一百之租出率，租金收入較二零零一／零二年年度顯著增長。預期未來一年磋商續訂租約時，租金水平可望上升。來自上海物業之總租金收入大幅增加至港幣三億一千二百五十萬元。

Industrial/Office Sector

The overall occupancy level at our industrial/office properties, primarily in ***Kwai Chung***, during the financial year stood at 70%. Total rental revenue however dropped 9.1% to HK$22.1 million.

Car Park Sector

Our car park operations are regarded as among the best in Hong Kong. We have had a smooth year of operations as a result of our investment in effective in-house software and our adherence to the internationally recognised ISO 9002 quality system. However, our car park business has inevitably been affected by the further downturn of the economy and total parking revenue dropped 16.3% to HK$104 million.

SHANGHAI

Our Shanghai developments continue to record dynamic growth. The Grade A office tower at Plaza 66 is attracting multinational corporate tenants and its shopping mall also boasts a high profile international tenant list. The Grand Gateway is Shanghai's largest shopping complex. Occupancy rates were maintained at nearly 100% over the last financial year with a significant growth in rental income compared with 2001/02. Rental rates are expected to rise in the coming year with lease renewals due to be negotiated. Total rental revenue from the Shanghai properties increased substantially to HK$312.5 million.

Cozy homes 舒適家居



恒隆廣場位於上海歷史悠久之浦西區之南京西路，後者乃高級之購物區。恒隆廣場之地面商舖雲集卡地亞、香奈兒、愛馬仕及路易威登等國際知名品牌店，吸引上海本土及鄰近省市之大量顧客人流。至於恒隆廣場樓高六十六層之辦公室大樓，現為浦西之最高大廈，具卓越之建築特色；而其作為甲級辦公室大樓，配備了最先進之管理及自動化系統，提供最大之效益和便利。恒隆廣場現已全部租出，租戶主要為跨國公司。恒隆地產持有恒隆廣場百分之七十九權益。

Plaza 66 is located on Nan Jing Xi Lu, in the historic Puxi district of Shanghai, a prestigious shopping district. Tenants in its ground level shopping facility include world renowned brands such as Cartier, Chanel, Hermès and Louis Vuitton. The centre is attracting a high volume traffic flow of customers, not only from Shanghai but also from nearby provinces. The 66-storey office tower, now the tallest building in Puxi, boasts outstanding architectural features. This Grade A office tower is equipped with the latest management and automation systems for maximum efficiency and convenience, and is occupied primarily by multinational companies. Hang Lung Properties holds a 79% interest in Plaza 66, which is fully leased.



鰂魚涌之康蘭居服務式寓所，由訓練有素的員工提供無微不至的體貼服務，給賓客一個舒適的家。

Residents at Hang Lung's new Grand Plaza Apartments in Quarry Bay are the focus in individual care and attention by staff trained to ensure homes run smoothly.





股東週年大會
各董事局成員與各股東會面。

At annual general meeting
board of directors met with shareholders.

*港匯廣場*乃上海首屈一指之購物商場，亦已全部租出。該物業座落於上海最大之地鐵站徐家匯地鐵站之上蓋，總樓面面積達十萬一千九百二十四平方米。其富於時代感之購物商場，由一家百貨公司、多類型影劇院、完善之家庭消閒配套設施、食肆、多姿多采之美食區，以及許多專門店等組成。恒隆地產持有之港匯廣場權益，已由約百分之四十七增加至百分之六十六，故本集團將可分享較大比重之租金收入。

The Grand Gateway is Shanghai's prime shopping complex and is also fully leased. It is located above Shanghai's largest subway station, Xujiahui Station, and provides a total gross floor area of 101,924 sq m. A contemporary shopping mall, it comprises a department store, multiplex theatres, fully integrated family leisure facilities, restaurants, exotic food court and many specialty shops. Hang Lung Properties' interest in this shopping mall has increased from approximately 47% to 66%, and we will hence enjoy a greater share of rental income.

財務及資金管理

於二零零三年六月三十日，本集團之綜合銀行借貸淨額(扣除現金及銀行存款)總數為港幣六十八億三千三百萬元，去年同期則為港幣三十二億二千六百萬元。銀行借貸上升乃由於本集團為多項物業發展項目—包括君臨天下、西九龍兩個項目以及何文田項目，作出資本開支所致。

年內，本集團在銀團貸款市場與十八間國際及本地銀行安排一項港幣五十五億元銀團貸款，其中港幣三十六億六千六百萬元為五年期之循環貸款，港幣十八億三千四百萬元為七年期之定期借款。該項貸款獲成功訂立，顯示本集團擁有昭著之信貸聲譽及銀行界對本集團之審慎管理及財務表現深具信心。

FINANCE AND TREASURY OPERATIONS

As at 30 June 2003, the Group's consolidated net bank borrowings (after deducting cash and bank deposits) totalled HK$6,833 million compared to HK$3,226 million of last year. The increase was mainly attributable to capital expenditure on the Group's property development projects – The HarbourSide, the two West Kowloon projects and the Ho Man Tin project.

In the syndicated loan market, the Group arranged a HK$5.5 billion facility with a group of eighteen international and local banks. The facility comprised a 5-year revolver of HK$3,666 million and a 7-year term loan of HK$1,834 million. The success of this transaction demonstrated the strong credit rating of the Group and the confidence of the banking community in our prudent management and financial performance.



週年晚會
各董事向來賓祝酒。

At annual dinner
directors proposed a toasting to all the guests.

於二零零三年六月三十日，本集團尚未動用之銀行信貸額連同銀行存款合共為港幣五十九億一千萬元，其中港幣十一億零四百萬元為銀行存款、港幣三十六億一千八百萬元為承諾信貸額，而港幣十一億八千八百萬元為活期信貸。本集團擁有充裕資金，足以提供本集團之營運資金及資本開支所需。

本集團之銀行貸款為無抵押，而本集團之政策乃把到期之債項以中至長期之承諾信貸進行再融資。於二零零三年六月三十日，本集團之銀行貸款總額百分之八須於一年內償還、百分之二十一須於一至四年內償還，而百分之七十一則須於四至七年內償還。

本集團使用之貸款方式包括銀團貸款、定期借款、浮息票據及循環信貸，主要以港幣為單位。該等貸款大部份均採用浮息計算利息，並參照香港銀行同業拆息而釐定利息。當情況恰當時，本集團採用利率掉期為其浮息風險作出對沖。於二零零三年六月三十日，本集團百分之十七之借貸乃以定息對沖。

僱員

恒隆地產之持續成功，有賴本集團所有部門之員工所具備之技能、幹勁及專心致志。經較早時集團進行重組由恒隆地產負責所有新物業項目後，恒隆地產由二零零二年七月起直接僱用其香港員工，取代以往按實際成本分攤恒隆集團員工資源之安排。恒隆地產現有員工一千三百八十二人，其中一千零二十一人在香港工作，其餘三百六十一人則受僱負責上海項目。

The Group's undrawn banking facilities together with bank deposits as at 30 June 2003 amounted to HK$5,910 million, which comprised HK$1,104 million bank deposits, HK$3,618 million committed facilities and HK$1,188 million demand facilities. The ample financial resources available to the Group will provide adequate funding for operational and capital expenditure requirements.

Bank borrowings are unsecured and it is our policy to lengthen our debt maturity profile by refinancing debts with medium to long-term committed facilities. Of the total bank borrowings as at 30 June 2003, 8% was repayable within one year, 21% was repayable between 1 to 4 years and 71% in repayable between 4 to 7 years.

Borrowing methods used by the Group included syndicated loans, term loans, floating rate notes and revolving facilities denominated mainly in Hong Kong dollars. The interest rates for most of these borrowings were floating rate, fixed by reference to the Hong Kong Interbank Offered Rate. The Group employs interest rate swaps when appropriate to hedge its floating rate interest exposure. As at 30 June 2003, 17% of the Group's borrowings was hedged to fixed interest rates.

EMPLOYEES

Hang Lung Properties' continued success is dependent on the skills, motivation and commitment of our staff in all departments. Following the earlier Group restructuring whereby all new projects are handled by Hang Lung Properties, we have employed our staff in Hong Kong directly with effect from July 2002 instead of reimbursing actual costs to Hang Lung Group as previously. Hang Lung Properties now has 1,382 employees, of whom 1,021 work in Hong Kong, with the remaining 361 employed on our Shanghai-based projects.


恒隆地產

如過去數年之做法，本集團繼續投放大量資源以加強員工之才能，並特別重視客戶服務水平之改進。年內舉辦之培訓計劃涵蓋客戶服務技巧和禮貌訓練、以及溝通技巧和普通話課程等。同時，其他員工培訓課程集中於維護僱員及物業使用者之健康和安全事項，包括為員工講解「使用顯示屏幕設備的健康指引」以符合新規例的規定。

本集團甚為重視員工之貢獻，因此，除原有之二十年長期服務獎外，更新設十年及十五年長期服務獎，以表揚員工之寶貴價值。於工作環境以外，本集團亦深明為員工孕育社群精神之重要性，故為員工及其家眷舉辦週末海上暢遊活動，藉此加強社群關係。此外，本集團之康體會亦繼續舉辦多項活動，包括海洋公園家庭日、電影觀賞及中國書法課程等，而本集團很多員工及其家眷均有參加公益金舉辦之「百萬行」。

本集團抱有信心，眾位員工將繼續為本集團之成功提供穩固之基石，並會秉守本集團堅持之高質服務標準。

As in past years, substantial resources have been devoted to enhancing competency levels among staff. Particular attention was paid to improving levels of customer service, and training programmes during the year have covered customer service skills and courtesy training, as well as courses in communication skills and Putonghua. At the same time, other training programmes focused on skills required for safeguarding the health and safety of our employees and the users of our properties, including a Health Guide on Working with Display Screen Equipment to comply with new regulatory requirements.

Our high regard for the value of our employees' contributions was emphasised by the introduction of Long Service Awards for those who have served 10 and 15 years. This supplements the existing 20-year award. Outside the work environment, we continue to recognise the importance of nurturing a community spirit among staff members, and this was furthered by a weekend cruise for staff members and their families. In addition, our Staff Social Club again organised a varied programme of events including an Ocean Park Family Day, a movie session and a course in Chinese Calligraphy. A large number of our staff and their families also participated in the Community Chest's "Walk-A-Million".

We are confident that our employees will continue to provide a firm foundation for the success of the Group and will maintain the high standards of service to which we are committed.

百萬行
是公司上下員工及其家眷積極參與的活動之一。

Walk-A-Million
was participated by a large number of Hang Lung staff and their families.



慈善活動
除獲得公司提供實質支持外，
管理層亦身體力行，出席活動。

Charity event
received not only practical support, but also supported by management team.

社會責任

本集團甚為重視對業務地區之社群所肩承之社會責任。於過去一年，本集團繼續致力於有關事宜，為多個團體和個人提供財務及實質支持。主要重點為教育。香港方面，本集團設計了一項具創意之計劃，藉此鼓勵本地之年青企業家自行創業，方式為在淘大商場預留四十個店舖，並把該處命名為創業徑，申請人倘能提供具創意之意念及可行之業務計劃，並能顯示其有能力把計劃付諸實行者，可獲優惠租務條款使用其中一個店舖進行經營。本集團相信，此項獨特之方式，有助確保過去推動香港商業之「事在人為」理念能延續至未來。

本集團於過去一年作出之其他商務教育活動尚包括Junior Achievement Hong Kong，此乃一項專為高等院校之高年級學生而設之表揚計劃。負責本集團各項業務之同事出席了多個研討會，為學生提供有關公司運作之多方面知識。

在更廣闊之社區層面方面，本集團繼續為公益金以及新成立之工商界關懷非典受難者基金，提供財務和精神上之支持。本集團亦幫助各個研究機構，例如一國兩制研究中心以及中國基金，進行有關商業及社會事務之研究。

本集團以企業身份及透過特定之員工參與計劃，為香港和中國市場其他不勝枚舉之機構提供支持，此特質將繼續為本集團就社會責任所秉持之重要理念。

SOCIAL RESPONSIBILITY

Our commitment to the communities within which we operate continued over the past year with a programme of financial and practical support to a wide range of groups and individuals. Our chief focus has been on education. In Hong Kong, we have designed an innovative programme aimed at encouraging the city's young entrepreneurs to establish their own businesses. Forty shop units have been set aside at our Amoy Plaza Complex. The area is known as Discovery Avenue and applicants who produce creative ideas, feasible business plans and show that they have the ability to execute those plans, will each be offered a unit on very favourable rental terms. This, we believe, is a unique way of ensuring that the "can do" philosophy that has driven Hong Kong business in the past, continues into the future.

Other business education commitments we have made over the past year include the Junior Achievement Hong Kong, a tailor-made programme for senior high school students. Hang Lung staff from across the spectrum of the Group's activities participate in seminars that give students an insight into the multi-discipline work of the company.

Within the broader community, we continue to financially and morally support the Community Chest and the newly formed Business Community Relief Fund for Victims of SARS. We have also helped fund business and community related research projects that have been undertaken by research institutes such as the One Country Two Systems Research Institute and the China Foundation.

There are a myriad of other organisations in both our Hong Kong and China marketplaces that we support, both as a corporate entity and through specific staff initiatives. This ethos will remain integral to our philosophy of social responsibility.

董事簡介
Profile of Directors

陳啟宗先生
主席

陳先生現年五十三歲，於一九七二年加盟恒隆，一九八六年獲委任加入恒隆地產有限公司董事局，一九九一年出任主席。彼亦為恒隆集團有限公司之主席。陳先生為香港地產建設商會副會長、亞洲企業領袖協會主席、亞洲協會副主席兼其香港分會主席。陳先生亦為香港及海外多間大學及智囊團之管理機構或諮詢機構之成員。彼為美國南加州大學工商管理學系碩士。

殷尚賢先生
副主席（獨立非執行董事）

殷先生現年七十二歲，於一九七零年加盟恒隆，一九八零年獲委任加入恒隆地產有限公司董事局，自一九九二年卸任董事總經理後出任副主席。殷先生在物業投資及發展方面積逾二十年經驗，且為資深銀行家，並於英國倫敦獲英國銀行學會頒授銀行學文憑。彼亦兼任恒隆集團有限公司之副主席。

袁偉良先生
董事總經理

袁先生現年五十二歲，於一九七八年加盟恒隆出任財務總監。一九八零年當恒隆地產有限公司成為恒隆集團之附屬公司時，袁先生開始協助處理恒隆地產有限公司各類業務。彼於一九八六年出任恒隆地產有限公司執行董事，繼而於一九九二年獲委任為董事總經理。加盟恒隆前，袁先生在英國及香港之執業會計師行任職共四年。彼畢業於英國曼徹斯特大學，為英格蘭和威爾斯特許會計師協會資深會員，亦為香港會計師公會會員。袁先生擔任多項社會及行業相關之職務，包括香港地產建設商會董事及執行委員會委員、香港房屋協會成員和土地及建設諮詢委員會土地小組委員。袁先生亦為恒隆集團有限公司之董事總經理。

夏佳理先生 *太平紳士*
獨立非執行董事

夏先生現年六十四歲，於一九八零年加入董事局。夏先生為執業律師，並自一九八八年起至二零零零年止擔任香港立法局議員，於一九九一年至二零零零年期間代表地產及建造界功能組別。彼曾擔任多個政府委員會及諮詢團體成員，熱心社會事務工作。夏先生現亦為本港多間主要公司之董事。

Mr. Ronnie Chichung Chan
Chairman

Aged 53, Mr. Chan joined Hang Lung in 1972, was appointed to the Board of Hang Lung Properties Limited in 1986 and became Chairman in 1991. He is also Chairman of Hang Lung Group Limited. Mr. Chan is a Vice-President of The Real Estate Developers Association of Hong Kong, Chairman of the Asia Business Council, a Vice Chairman of the Asia Society and Chairman of its Hong Kong Center. Mr. Chan also serves on the governing or advisory bodies of several universities and think-tanks in Hong Kong and beyond. He has an MBA from the University of Southern California, U.S.A.

Mr. Shang Shing Yin
Vice Chairman (Independent Non-Executive)

Aged 72, Mr. Yin joined Hang Lung in 1970 and was appointed to the Board of Hang Lung Properties Limited in 1980. A past Managing Director, he has been the Vice Chairman since 1992. He has over 20 years of experience in the fields of property investment and development and is a qualified banker with a Banking Diploma from The Chartered Institute of Bankers in London, U.K. Mr. Yin is also the Vice Chairman of Hang Lung Group Limited.

Mr. Nelson Wai Leung Yuen
Managing Director

Aged 52, Mr. Yuen has been with Hang Lung since 1978 when he joined as its Financial Controller. When Hang Lung Properties Limited became a member of Hang Lung Group in 1980, he began to assume operating responsibility in various areas of Hang Lung Properties Limited's activities. In 1986 he became an Executive Director of Hang Lung Properties Limited and was appointed Managing Director in 1992. Prior to joining Hang Lung, Mr. Yuen practised public accounting for four years in England and in Hong Kong. He is a graduate of the University of Manchester, U.K., a Fellow of The Institute of Chartered Accountants in England and Wales and an Associate of the Hong Kong Society of Accountants. Mr. Yuen holds several public and industry-related positions including being a Director and Member of the Executive Committee of The Real Estate Developers Association of Hong Kong, a Member of the Hong Kong Housing Society, and a Member of the Land Sub-committee of the Land and Building Advisory Committee. Mr. Yuen is also the Managing Director of Hang Lung Group Limited.

Mr. Ronald Joseph Arculli, *JP*
Independent Non-Executive Director

Aged 64, Mr. Arculli joined the Board in 1980. Mr. Arculli is a practising solicitor and was a Member of the Legislative Council of Hong Kong from 1988 to 2000, representing the Real Estate and Construction functional constituency between 1991 and 2000. He has a distinguished record of public service and has served on numerous government committees and advisory bodies. Mr. Arculli is a director of several other major local companies.

陳樂怡女士
獨立非執行董事

陳女士現年五十四歲，於一九九七年四月加盟恒隆。在本港及美國之銀行、地產及金融服務行業工作逾十八年，自一九九三年起出任私人投資企業常興集團之董事，積極管理環球資本市場之投資組合，尤其是新興市場及高息產品。除從事公務外，彼亦為中美中心(約翰霍普金斯大學與南京大學之合作計劃)、以及亞洲協會(香港分會)之顧問委員會成員，並參與多項慈善工作。陳女士為華盛頓州喬治華盛頓大學工商管理學系碩士，並持有維珍尼亞大學國際銀行學深造證書。彼亦為恒隆集團有限公司之獨立非執行董事。

鄭漢鈞博士 *金紫荊星章、OBE、太平紳士*
獨立非執行董事

鄭博士現年七十六歲，於一九九三年加盟恒隆。鄭博士持有天津大學工程學學士學位及英國倫敦皇家學院深造文憑，並為英國倫敦皇家學院資深院士。彼為香港工程師學會之前主席及該會名譽資深會員，亦為香港工程科學院資深會員，英國結構工程師學會前副主席、該會資深會員及金獎章，以及英國土木工程師學會資深會員。鄭博士為香港建築物條例之認可人士及香港註冊結構工程師，並身兼多間公司之董事。鄭博士曾為行政及立法兩局議員。現擔任之公職包括交通諮詢委員會之主席。彼亦為恒隆集團有限公司之獨立非執行董事。

何世良先生
執行董事

何先生現年六十五歲，於一九七七年加盟恒隆集團有限公司，並於一九九三年起出任恒隆集團之執行董事。彼於二零零零年八月獲委任為恒隆地產有限公司之執行董事。何先生獲香港大學頒授建築學學士學位，並為英國皇家建築師協會、澳洲皇家建築師學會及香港建築師學會之會員。何先生為英國及澳洲註冊建築師，並為香港建築物條例認可人士(第一名冊)之建築師。於加入恒隆前，何先生乃前港府之建築師。何先生亦為恒隆集團有限公司之執行董事。

Ms. Laura Lok Yee Chen

Independent Non-Executive Director

Aged 54, Ms. Chen joined Hang Lung in April 1997. She has been involved in the banking, real estate, and financial service industries for over eighteen years, both in Hong Kong and in the U.S. Since 1993 she has been a director of the Sterling Group - a private investment entity - and actively manages investment portfolios in global capital markets, with special interests in emerging markets and high-yield products. In addition to her business commitments, she serves on the advisory councils of the Hopkins-Nanjing Center - a joint program between the Johns Hopkins and Nanjing Universities, the Asia Society Hong Kong Center, and participates in numerous philanthropic activities. Ms. Chen holds an MBA from the George Washington University in Washington, DC, and a post-graduate certificate in International Banking from the University of Virginia. Ms. Chen is also an Independent Non-Executive Director of Hang Lung Group Limited.

Dr. Hon Kwan Cheng, *GBS,OBE, JP*

Independent Non-Executive Director

Aged 76, Dr. Cheng joined Hang Lung in 1993. Dr. Cheng obtained an engineering degree from Tianjin University and a post-graduate diploma from Imperial College, London, U.K., of which he is a Fellow. He is a past President and Honorary Fellow of The Hong Kong Institution of Engineers, Fellow of the Hong Kong Academy of Engineering Sciences, and past Vice President, Fellow and Gold Medallist of The Institution of Structural Engineers, and Fellow of The Institution of Civil Engineers, U.K. An Authorised Person and Registered Structural Engineer in Hong Kong, Dr. Cheng holds a number of directorships. He was a Member of both the Executive and Legislative Councils. Among his current public posts, he is Chairman of the Transport Advisory Committee. Dr. Cheng is also an Independent Non-Executive Director of Hang Lung Group Limited.

Mr. Wilfred Sai Leung Ho

Executive Director

Aged 65, Mr. Ho joined Hang Lung Group Limited in 1977, and became an Executive Director in 1993. He was appointed as an Executive Director of Hang Lung Properties Limited in August 2000. Mr. Ho has a Bachelor's degree in Architecture from the University of Hong Kong and is a Member of the Royal Institute of British Architects, the Royal Australian Institute of Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Australia, and an Authorised Person (List 1) in Hong Kong. Prior to joining Hang Lung, Mr. Ho was an architect with the Hong Kong Government. Mr. Ho is also an Executive Director of Hang Lung Group Limited.

廖柏偉教授
獨立非執行董事

廖教授現年五十四歲，於一九九八年加入董事局為獨立非執行董事。廖教授在美國普林斯頓大學及史丹福大學接受教育，現為香港中文大學副校長兼經濟學系講座教授。彼出任多項經濟研究要職，包括擔任香港經濟研究中心研究主任及香港亞太研究所香港及亞太經濟研究計劃主任。廖教授為太平洋經濟合作理事會香港委員會創會會員，並曾服務多個政府諮詢機構。現為仲裁委員會、就業專責小組、創新科技顧問委員會、證券及期貨事務監察委員會程序覆檢委員會、技能提升計劃督導委員會、人力發展委員會、香港特別行政區行政會議成員及立法會議成員薪津獨立委員會，以及土地及建設諮詢委員會之委員，並為香港金融研究中心之董事。

吳士元先生
執行董事

吳先生現年四十三歲，於二零零一年加盟恒隆出任執行董事，現負責本集團兩方面之運作。作為財務及行政總監，彼掌管本集團之策略及企業規劃、財務投資，以及投資者關係，因而同時負責管理本集團之組織及支援運作；而作為租務及物業管理總監，彼掌管本集團之投資組合。

加盟恒隆前，吳先生曾於一九九三年起任職佐丹奴國際有限公司之執行董事。吳先生於香港聯合交易所有限公司之財務科及上市科任職逾五年，期間並委派到倫敦證券交易所上市部。在此之前，吳先生曾於羅兵咸永道會計師事務所擁有資深的核數經驗。吳先生為澳洲會計師公會會員，彼持有澳洲新南威爾斯大學學士學位及亞洲國際公開大學工商管理碩士學位。吳先生亦為恒隆集團有限公司之執行董事。

Professor Pak-Wai Liu

Independent Non-Executive Director

Aged 54, Professor Liu joined the Board as an Independent Non-Executive Director in 1998. Educated at Princeton University and Stanford University, U.S.A., Professor Liu is Professor of Economics and Pro-Vice-Chancellor of the Chinese University of Hong Kong. He holds a number of positions related to his field of study, including Research Director of the Hong Kong Centre for Economic Research, and Director of the Hong Kong and Asia-Pacific Economies Research Programme of the Hong Kong Institute of Asia-Pacific Studies. Professor Liu is a Founding Member of the Hong Kong Committee on Pacific Economic Co-operation. He serves on many government advisory bodies and is currently a Member of the Panel of Arbitrators, the Task Force on Employment, the Council of Advisors on Innovation and Technology, the Process Review Panel for the Securities and Futures Commission, the Skills Upgrading Scheme Steering Committee, the Manpower Development Committee, the Independent Commission on Remuneration for Members of the Executive Council and the Legislative Council of the HKSAR, and the Land and Building Advisory Committee. He is also a Director of the Hong Kong Institute for Monetary Research.

Mr. Terry Sze Yuen Ng

Executive Director

Aged 43, Mr. Ng has been with Hang Lung as an Executive Director since 2001, and is responsible for two areas of the Group's activities. As head of Finance and Administration, he leads the Group's strategic and corporate planning, financial investments, and relations with the investment community. In this role, he also manages the Group's organisational and support functions. As head of Leasing and Management, Mr. Ng oversees management of the Group's investment portfolio.

Prior to joining Hang Lung, Mr. Ng was Executive Director of Giordano International Limited, where he had been employed since 1993. Mr. Ng also worked in the Finance and Listing Divisions of The Stock Exchange of Hong Kong Limited for a period of over five years, where he was seconded to the Listing Group of the London Stock Exchange. Prior to that, he gained extensive experience in the auditing field at PricewaterhouseCoopers. Mr. Ng is a member of CPA Australia and holds a Bachelor's degree in Commerce from the University of New South Wales, Australia, as well as a Master's degree in Business Administration from the Asia International Open University. Mr. Ng is also an Executive Director of Hang Lung Group Limited.

高級行政人員簡介
Profile of Senior Executives

程式榮先生
公司秘書兼助理董事 — 財務

程先生現年五十三歲，於一九八八年加盟恒隆出任集團財務總監，一九九一年獲委任為恒隆地產有限公司之公司秘書，二零零二年獲委任為助理董事 — 財務。彼持有澳洲工商管理學學士學位，並為特許公認會計師公會、特許管理會計師公會、特許秘書及行政人員公會、香港會計師公會及香港稅務學會資深會員，以及英國銀行學會會員及澳洲註冊會計師。彼亦持有由中國當局發出之中國法律證書。

Mr. Robin Sik Wing Ching
Company Secretary & Assistant Director – Finance

Aged 53, Mr. Ching joined Hang Lung in 1988 as Group Financial Controller and was appointed Assistant Director – Finance in 2002, having been appointed Company Secretary of Hang Lung Properties Limited in 1991. He holds a Bachelor of Business degree from Australia, is a Fellow of The Association of Chartered Certified Accountants, The Chartered Institute of Management Accountants, The Institute of Chartered Secretaries and Administrators, the Hong Kong Society of Accountants and The Taxation Institute of Hong Kong, an Associate of The Chartered Institute of Bankers, and a Certified Practising Accountant of CPA Australia. He also holds a Certificate in Chinese Laws issued by the Chinese authorities.

侯蓮娜女士
助理董事 — 租務及物業管理

侯女士現年四十七歲，一九九四年加盟恒隆。彼持有加拿大應用地理學學士學位，主修房地產發展及零售／商業地點分析。彼亦持有美國西北大學Kellogg School of Management以及香港科技大學工商管理學院聯合頒授之行政人員工商管理碩士學位。侯女士於國際租賃及物業管理積逾二十年經驗，並獲Real Estate Institute of Canada授予Certified Leasing Officer專業資格。

Ms. Lana Anna Howell
Assistant Director – Leasing & Management

Aged 47, Ms. Howell joined Hang Lung in 1994. She holds a Bachelor's degree in Applied Geography from Canada, specialising in Real Estate Development and Retail/Commercial Location Analysis. She also has an Executive MBA degree jointly awarded by Kellogg School of Management of Northwestern University in the U.S.A. and The School of Business and Management of the Hong Kong University of Science and Technology. Ms. Howell has over 20 years of international leasing and property management experience, and has earned the professional designation of Certified Leasing Officer from the Real Estate Institute of Canada.

高伯遒先生
助理董事 — 工程策劃

高先生現年四十四歲，於一九九四年加盟恒隆出任高級工程策劃經理，二零零二年獲委任為助理董事，負責工程策劃管理。彼持有英國利物浦大學(榮譽)文學學士學位及(榮譽)建築學學士學位。彼為英國皇家建築師協會及香港建築師學會之會員，並為英國及香港註冊建築師。加盟恒隆前，高先生曾在英國、美國及香港從事建築實務。

Mr. William Pak Yau Ko
Assistant Director – Project Management

Aged 44, Mr. Ko joined Hang Lung in 1994 as Senior Project Manager and was appointed Assistant Director in 2002 with responsibility for project management. He has a Bachelor of Arts degree (Hons.) and a Bachelor of Architecture degree (Hons.) from the University of Liverpool, U.K. He is a Member of the Royal Institute of British Architects and The Hong Kong Institute of Architects. He is a Registered Architect in the United Kingdom and Hong Kong. Prior to joining Hang Lung, Mr. Ko practised architecture in the United Kingdom, U.S.A. and Hong Kong.

伍綺琴女士
助理董事 — 財務

伍女士現年四十六歲，於二零零三年八月加盟恒隆出任助理董事 — 財務。彼過往受僱於香港交易及結算所有限公司，曾在該公司擔任多項高級職位，離職時為上市科高級總監。彼曾在德勤 • 關黃陳方會計師行工作，在核數方面取得寶貴經驗。

伍女士為合資格會計師，並持有香港科技大學工商管理碩士學位。彼為特許公認會計師公會資深會員、特許秘書及行政人員公會會員、香港會計師公會資深會員，以及美國會計師協會會員。伍女士亦撥冗擔任多項公職，包括出任醫院管理局審計委員會增選成員，以及在多個與會計專業技術及財務列報有關之團體出任成員。

Ms. Estella Yi Kum Ng
Assistant Director – Finance

Ms. Ng, aged 46, joined Hang Lung in August 2003 as Assistant Director - Finance. She was previously employed by Hong Kong Exchanges and Clearing Limited in a number of senior positions, most recently as Senior Vice President of the Listing Division. Prior to that she gained valuable auditing experience with Deloitte Touche Tohmatsu.

Ms. Ng is a qualified accountant and holds a Master of Business Administration degree from the Hong Kong University of Science and Technology (HKUST). She is a Fellow Member of the Chartered Association of Certified Accountants, an Associate Member of The Institute of Chartered Secretaries and Administrators, a Fellow Member of the Hong Kong Society of Accountants and a Member of the American Institute of Certified Public Accountants. She has also contributed her time to various public service appointments including being a co-opted member of the Audit Committee of the Hospital Authority and a member of various bodies concerned with technical and financial reporting in the accountancy profession.

黃為山先生
助理董事 — 市務

黃先生現年五十三歲，於一九七零年代曾在恒隆服務，並於一九八二年再度加盟出任市務經理。彼於一九九零年獲委任為恒隆地產代理有限公司之董事，於二零零二年獲委任為恒隆地產之助理董事 — 市務，負責各項物業發展項目之銷售及市務。彼持有加拿大英屬哥倫比亞大學科學學士學位以及城市經濟及按揭貸款深造文憑。彼為持牌地產代理人，並為香港地產行政學會資深會員、香港地產建設商會法律小組成員。

Mr. Wilson Wong
Assistant Director – Marketing

Aged 53, Mr. Wong worked in Hang Lung in the 1970s and rejoined in 1982 as Marketing Manager. He was appointed Director of Hang Lung Real Estate Agency Ltd. in 1990 prior to being appointed Assistant Director – Marketing of Hang Lung Properties in 2002, with responsibility for sales and marketing of development projects. He holds a Bachelor of Science degree from the University of British Columbia, Canada, and post-graduate qualifications from the same university in Urban Land Economics and Mortgage Lending. A licenced estate agent and a Fellow Member of the Hong Kong Institute of Real Estate Administration, Mr. Wong serves as a Member of the Legal SubCommittee of the Real Estate Developers Association of Hong Kong.

張錦齡先生
高級物業經理

張先生現年四十七歲，於一九八三年加盟恒隆出任行政助理。彼於一九八四年獲調入租務及物業管理部，並於一九九四年晉升為高級物業經理。張先生持有加拿大維多利亞大學經濟學學士學位及美國南伊利諾大學工商管理碩士學位。

Mr. Henry Kam Ling Cheung
Senior Property Manager

Aged 47, Mr. Cheung joined Hang Lung as an Executive Assistant in 1983. He moved into Leasing and Management Division in 1984 and was promoted to Senior Property Manager in 1994. Mr. Cheung has a Bachelor's degree in Economics from the University of Victoria, Canada and an MBA degree from the Southern Illinois University, U.S.A.

蔡潔紅女士
高級物業經理

蔡女士現年四十九歲，於二零零一年加盟恒隆出任高級物業經理，具備各類地產業務之經驗。彼持有美國紐波特大學頒授之工商管理學士學位。

Ms. Raina Kit Hung Choy
Senior Property Manager

Aged 49, Ms. Choy joined Hang Lung in 2001 as Senior Property Manager, bringing with her experience in the real estate field. She has a Bachelor of Business Administration degree from Newport University, U.S.A.

何磐光先生
高級工程策劃經理

何先生現年五十二歲，於一九九二年加盟恒隆出任物業經理。自一九九三年以來，何先生一直負責恒隆位於中國大陸之物業項目。彼於二零零二年二月晉升為高級工程策劃經理。何先生持有美國太平洋大學之博士學位。

Mr. Roy Poon Kwong Ho
Senior Project Manager

Aged 52, Mr. Ho joined Hang Lung as a Property Manager in 1992, and has been responsible for projects in Mainland China since 1993. He was promoted to Senior Project Manager in February 2002. Mr. Ho holds a Doctorate from the University of the Pacific, U.S.A.

龔德華先生
高級工程策劃經理

龔先生現年三十八歲，於一九九六年加盟恒隆出任工程策劃經理，二零零零年晉升為高級工程策劃經理。龔先生為香港註冊建築師及香港建築物條例之認可人士(建築師名單)，並為香港建築師學會及英國皇家建築師協會之會員。彼持有香港大學文學學士學位及建築學學士學位。

Mr. Ivan Tak Wa Kung
Senior Project Manager

Aged 38, Mr. Kung joined Hang Lung as a Project Manager in 1996, and was promoted to Senior Project Manager in 2000. Mr. Kung is a Registered Architect and Authorised Person (List of Architects) in Hong Kong and a member of the Hong Kong Institute of Architects and the Royal Institute of British Architects. He holds Bachelor of Arts and Bachelor of Architecture degrees from the University of Hong Kong.

葉順榮先生
高級工程策劃經理

葉先生現年五十八歲，於一九八七年加盟恒隆出任發展經理，並於一九八九年晉升為高級物業經理。自一九九三年以來，葉先生一直出任高級工程策劃經理。彼持有澳洲昆士蘭大學測量學學士學位及新加坡管理學會之管理學文憑。

Mr. Francis Soon Weng Yip
Senior Project Manager

Aged 58, Mr. Yip joined Hang Lung in 1987 as a Development Manager, was promoted to Senior Property Manager in 1989 and has been a Senior Project Manager since 1993. He has a Bachelor's degree in Surveying from the University of Queensland, Australia, and a Diploma in Management Studies from the Singapore Institute of Management.

許庚鳳婷女士
高級經理 — 酒店及住宅

許太現年四十九歲，於一九八六年加盟Grand Hotel Group Limited，一九九二年晉升為其執行董事 — 市務及營業，並於二零零三年一月調職至恒隆地產出任高級經理 — 酒店及住宅。許太加盟本集團前曾接受酒店及旅遊業培訓，在本港旅遊業及酒店管理深富經驗。

Mrs. Polly Kathen Fung Ting Hui
Senior Manager – Hotel & Residential

Aged 49, Mrs. Hui joined Grand Hotel Group Limited in 1986 and was promoted to Executive Director – Marketing and Sales of Grand Hotel Group Limited in 1992. She was transferred to Hang Lung Properties and appointed Senior Manager – Hotel & Residential in January 2003. After training in the hotel and tourism business, she gained extensive experience in the fields of travel and hotel management in Hong Kong before joining the Group.

黎鎮昌先生
高級經理 — 內部審計

黎先生現年四十六歲，在一間主要國際性會計師行工作逾八年後於一九八八年加盟恒隆為總會計主任，一九九二年出任Grand Hotel Group Limited執行董事 — 財務及行政，並於二零零零年亦協助處理酒店管理業務，於二零零三年一月調職回恒隆地產為高級經理 — 內部審計。黎先生持有西澳洲大學商科學士學位，為香港會計師公會資深會員及澳洲會計師公會高級會員。

Mr. Desmond Chun Cheong Lai
Senior Manager – Internal Audit

Aged 46, Mr. Lai joined Hang Lung in 1988 as Chief Accountant after working for over eight years in a major international accounting firm. He was appointed Executive Director – Finance and Administration of Grand Hotel Group Limited in 1992 and in 2000 also assumed responsibilities for hotel operation. In January 2003, Mr. Lai was transferred to Hang Lung Properties as Senior Manager – Internal Audit. He has a Bachelor's degree in Commerce from the University of Western Australia, is a Fellow of the Hong Kong Society of Accountants and a CPA member of CPA Australia.

李蕙蘭女士
高級集團財務經理

李女士現年三十八歲，於一九九七年加盟恒隆出任會計經理，二零零零年晉升為集團會計總監。自二零零二年四月以來，李女士一直出任高級集團財務經理。彼曾在倫敦及香港之金融界及核數界工作。李女士畢業於英國倫敦Imperial College of Science and Technology，現為英格蘭和威爾斯特許會計師協會會員。

Ms. Velencia Lee
Senior Corporate Finance Manager

Aged 38, Ms. Lee joined Hang Lung as Accounting Manager in 1997, was promoted to Group Chief Accountant in 2000 and has been Senior Corporate Finance Manager since April 2002, having previously worked in the finance and auditing field in London and Hong Kong. Ms. Lee, a graduate of the Imperial College of Science and Technology, London, U.K., is an Associate of The Institute of Chartered Accountants in England and Wales.

衛少羽先生
高級經理 — 人力資源

衛先生現年三十八歲，於一九九九年一月加盟恒隆出任租務及物業管理部之高級物業經理，於二零零一年一月調職至工程策劃部，而於二零零三年一月出任高級經理 — 人力資源。加盟本公司前，彼曾於香港地產建設商會任職秘書長多年。衛先生持有香港中文大學社會科學學士學位。

Mr. Siu Yu Wai
Senior Manager – Human Resources

Aged 38, Mr. Wai joined Hang Lung as Senior Property Manager of the Leasing & Management Division in January 1999. He was transferred to the Project Management Division in January 2001 and appointed Senior Manager – Human Resources in January 2003. Before joining the Company, he had served for a number of years as General Secretary of The Real Estate Developers Association of Hong Kong. Mr. Wai holds a Bachelor's degree in Social Science from the Chinese University of Hong Kong.

集團主要物業
Major Group Properties

(A) 主要發展中物業 Major Properties Under Development

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地點 Location	地盤面積（平方米）Site Area (sq.m.)	主要用途 Main Usage	總樓面面積（平方米）Total Gross Floor Area (sq.m.)	集團應佔權益（百分率）Group's Attributable Interest (%)	施工階段 Stage of Completion	預計落成日期 Expected Completion Date
西九龍 West Kowloon						
君臨天下 柯士甸道西一號， 九龍內地段11080號 The HarbourSide KIL 11080, 1 Austin Road West	13,386	R	128,845	100	建築上蓋 Superstructure	2003
Aqua Marine 深盛路八號， 新九龍內地段6338號 Aqua Marine NKIL 6338, 8 Sham Shing Road	14,900	R C	96,850* 22,350	85	建築上蓋 Superstructure	2003
The Long Beach 海輝道，九龍內地段11152號 The Long Beach KIL 11152, Hoi Fai Road	20,200	R C/O	131,300 20,200	100	建築上蓋 Superstructure	2004
何文田 Ho Man Tin						
君逸山 迦密村街九號， 九龍內地段11122號 Carmel-on-the-Hill KIL 11122, 9 Carmel Village Street	1,420	R C	10,654 2,131	100	建築上蓋 Superstructure	2003
上海 Shanghai						
恒隆廣場 靜安區 南京西路1266號 Plaza 66, 1266 Nan Jing Xi Lu, Jing An District	31,100	O	81,400	79	OT2 地基工程 Foundation	2006

* *約百分之三十之住宅面積為居者有其屋計劃*
About 30% of the residential area is under Home Ownership Scheme

C: 商舖 Commercial　O: 寫字樓 Office　OT2: 寫字樓第二座 Office Tower 2　R: 住宅 Residential

(B) 主要投資物業
Major Investment Properties

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	 寫字樓／工業 Office/Industrial	 住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
香港 Hong Kong					
中環及金鐘 Central and Admiralty					
都爹利街6號印刷行，內地段339號 Printing House, 6 Duddell Street, IL339	2848	1,709	5,980	–	–
都爹利街1號浙江第一銀行中心，內地段7310號 Chekiang First Bank Centre, 1 Duddell Street, IL7310	2848	–	9,007	–	–
雪廠街22號樂成行，內地段644號 Baskerville House, 22 Ice House Street, IL644	2880	1,473	3,379	–	–
德輔道中4-4A號渣打銀行大廈，海傍地段103號A段及B段 Standard Chartered Bank Building, 4-4A Des Voeux Road Central, Sections A&B of ML103	2854	4,814**	23,730**	–	16
金鐘道93號金鐘廊 Queensway Plaza, 93 Queensway	2012	6,923	–	–	–

(B) 主要投資物業(續)
Major Investment Properties (Continued)

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
銅鑼灣及灣仔 Causeway Bay and Wanchai					
百德新街2-20號恒隆中心, 內地段524號及749號 Hang Lung Centre, 2-20 Paterson Street, IL524 & IL749	2864	8,613	22,161	–	126
銅鑼灣物業, 百德新街、厚誠街、 記利佐治街、加寧街、 京士頓街、告士打道, 海傍地段231號及52號, 內地段469號及470號 Causeway Bay Properties, Paterson Street, Houston Street, Great George Street, Cleveland Street, Kingston Street, Gloucester Road, ML231, ML52, IL469 & IL470	2842, 2864 & 2868	31,072	–	7,935	–
英皇道1號栢景臺, 內地段8560號 Park Towers, 1 King's Road, IL 8560	2060*	1,101	–	–	250
港灣道6-8號 瑞安中心15至28樓, 內地段8633號 15/F–28/F, Shui On Centre, 6–8 Harbour Road, IL8633	2060*	–	16,722	–	42

(B) 主要投資物業(續) Major Investment Properties (Continued)

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
康山及鰂魚涌 Kornhill and Quarry Bay					
康山道1-2號康怡廣場,內地段8566號 Kornhill Plaza, 1-2 Kornhill Road, IL8566	2059*	53,080	10,577	–	1,069
康山道2號康蘭居,內地段8566號 Grand Plaza Apartments, 2 Kornhill Road, IL8566	2059*	–	–	35,275	–
英皇道734號樂基中心,內地段3507號 Stanhope House, 734 King's Road, IL3507	2007*	1,051	26,720	–	70
山頂及半山區 The Peak and Mid-Levels					
山頂道118號山頂廣場,市郊地段3號 The Peak Galleria, 118 Peak Road, RBL3	2047	12,500	–	–	493
花園道花園臺2-3號第二座,內地段896號及2850號 Block 2, Nos. 2&3 Garden Terrace, Garden Road, IL896 & IL2850	2003* & 2886	–	–	1,295	32
司徒拔道41C號御峰,內地段8870號 The Summit, 41C Stubbs Road, IL8870	2047	–	–	15,225	54

地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/Apartment	車位數目 No. of Carparking Spaces
港島南區 Hong Kong South					
南灣道9號濱景園, 市郊地段994號 Burnside Estate, 9 South Bay Road, RBL994	2072	–	–	9,212	89
旺角 Mongkok					
彌敦道688號旺角中心第一期, 九龍內地段1262號 Argyle Centre, Phase I, 688 Nathan Road, KIL1262	2060	50	2,356	–	–
彌敦道627-641A號雅蘭中心, 九龍內地段10246號 Grand Tower, 627-641A Nathan Road, KIL10246	2060	19,276	22,637	–	40
彌敦道625號麗斯大廈, 九龍內地段10234號 Ritz Building, 625 Nathan Road, KIL10234	2060	1,629	8,614	–	–
廣東道1112-1120號恒通大廈, 九龍內地段9708號 Hang Tung Building, 1112-1120 Canton Road, KIL9708	2045*	–	–	–	955
登打士街56號栢裕商業中心, 九龍內地段9590號 Park-In Commercial Centre, 56 Dundas Street, KIL9590	2044*	6,297	29,966	–	478

(B) 主要投資物業(續) Major Investment Properties (Continued)

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
旺角(續) Mongkok (Continued)					
彌敦道610號荷李活商業中心,九龍內地段11024號 *(集團所佔權益為其中之百分之三十三點三)* Hollywood Plaza, 610 Nathan Road, KIL11024 *(Group's interest 33.3% thereof)*	2047	9,136	17,974	–	–
尖沙咀 Tsimshatsui					
堪富利士道8號格蘭中心,九龍內地段7725號及8026號 Grand Centre, 8 Humphreys Avenue, KIL7725 & KIL8026	2038	3,688	7,198	–	–
彌敦道221B-E號恒福商業大廈,九龍內地段10619號及8132號 Hanford House, 221B-E Nathan Road, KIL10619 & KIL8132	2037	2,443	3,892	–	–

(B) 主要投資物業(續)
Major Investment Properties (Continued)

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓/工業 Office/Industrial	住宅/寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
牛頭角及觀塘 Ngau Tau Kok and Kwun Tong					
牛頭角道77號淘大商場,新九龍內地段53號、1482號、2660號及3947號 Amoy Plaza, 77 Ngau Tau Kok Road, NKIL53, NKIL1482, NKIL2660 & NKIL3947	2047	44,951	–	–	620
牛頭角道7號淘大工業中心,新九龍內地段1744號 Amoycan Industrial Centre, 7 Ngau Tau Kok Road, NKIL1744	2047	–	6,547	–	–
茶果嶺道麗港城商場,新九龍內地段6055號 Laguna Plaza, Cha Kwo Ling Road, NKIL6055	2047	15,619	–	–	165
長沙灣及葵涌 Cheung Sha Wan and Kwai Chung					
青山道476號百佳大廈,新九龍內地段1761號 Park Building, 476 Castle Peak Road, NKIL1761	2047	–	13,522	–	–

(B) 主要投資物業(續) Major Investment Properties (Continued)

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地點 Location	地契屆滿年期 Lease Expiry	樓面面積(平方米) Gross Floor Area (sq.m.) 商舖 Commercial	寫字樓／工業 Office/Industrial	住宅／寓所 Residential/ Apartment	車位數目 No. of Carparking Spaces
長沙灣及葵涌(續) Cheung Sha Wan and Kwai Chung (Continued)					
荔景山道荔灣花園1A1、1A2、5A、6A及6B號商舖，測量約分4號地段3336號 Shops 1A1, 1A2, 5A, 6A & 6B, Laichikok Bay Garden, Lai King Hill Road, Lot 3336 of SD4	2047	3,109	–	–	172
青山道443-451號紅A中心，丈量約分445號地段690號A段 Star Centre, 443-451 Castle Peak Road, Section A of Lot 690 in DD445	2047	–	28,512	–	27
上海 Shanghai					
徐匯區 徐家匯虹橋路1號港匯廣場 *(集團所佔權益為其中之百分之六十六)* The Grand Gateway, 1 Hong Qiao Lu, Xujiahui, Xuhui District *(Group's interest 66% thereof)*	2043	101,924	–	–	1,100
靜安區 南京西路1266號恒隆廣場 *(集團所佔權益為其中之百分之七十九)* Plaza 66, 1266 Nan Jing Xi Lu, Jing An District *(Group's interest 79% thereof)*	2044	51,700	78,200	–	486

* *可續期七十五年*
With an option to renew for a further term of 75 years

** *集團現擁有面積二萬二千一百零一平方米寫字樓之租金收入，其餘樓面之收租權益將於二零一二年交回本集團。*
The Group is now entitled to rental on 22,101 sq.m. of office area. The rights to rental entitlement in the remaining area will revert to the Group in 2012.

董事局欣然提呈截至二零零三年六月三十日止年度其報告及已審核賬項以供省覽。

主要業務

本公司之主要業務為控股投資，並透過其附屬公司投資物業以供收租、發展物業以供出售及租賃，以及停車場管理與物業管理。

按業務及地域性分析之本集團營業額及業績載於賬項附註第二項內。

主要附屬公司及合營公司

本集團之主要附屬公司及合營公司，其營業及註冊地點、已發行股本／註冊資本等資料載於賬項附註第三十一及三十二項內。

業績

本集團截至二零零三年六月三十日止年度之溢利及本公司與本集團於該日之財政狀況載於第七十八至一百二十六頁之賬項內。

本集團過去十個財政年度之業績、資產及負債概要載於第四及五頁內。

股息

董事現建議派發末期股息每股普通股二角九仙，連同於二零零三年四月二十五日已派發之中期股息每股普通股一角一仙，截至二零零三年六月三十日止年度之全年派息將合共為每股普通股四角。擬派發之普通股末期股息倘於二零零三年十一月十三日舉行之股東週年大會中獲股東通過，將於二零零三年十一月二十八日派發予於二零零三年十一月七日名列股東名冊之股東。

股本

年內本公司股本之變動詳情載於賬項附註第二十一項內。

購回、出售或贖回上市證券

年內本公司並無購回、出售或贖回本公司之任何上市證券。

儲備

年內本公司及本集團之儲備變動情況載於賬項附註第二十二項內。

捐款

年內本集團之捐款為港幣一千二百二十萬元(二零零二年：港幣五十萬元)。

The directors have pleasure in submitting their report together with the audited accounts for the year ended 30 June 2003.

Principal Activities

The principal activities of the Company are investment holding, and through its subsidiaries, property investment for rental income, property development for sale and leasing, car park management and property management.

An analysis of the Group's turnover and trading results by business and geographical segments is set out in Note 2 on the Accounts.

Principal Subsidiaries and Jointly Controlled Entities

A list of principal subsidiaries and jointly controlled entities, together with their countries of operations and incorporation and particulars of their issued share capital/registered capital, is set out in Notes 31 and 32 on the Accounts.

Financial Results

The profit of the Group for the year ended 30 June 2003, and the state of affairs of the Company and of the Group at that date are set out in the Accounts on pages 78 to 126.

A summary of the results and of the assets and liabilities of the Group for the last ten financial years is set out on pages 4 and 5.

Dividends

The directors now recommend a final dividend of 29 cents per ordinary share which, together with the interim dividend of 11 cents per ordinary share paid on 25 April 2003, makes a total of 40 cents per ordinary share in respect of the year ended 30 June 2003. The proposed final ordinary dividend, if approved by the shareholders at the Annual General Meeting on 13 November 2003, will be paid on 28 November 2003 to shareholders whose names appear on the Register of Members on 7 November 2003.

Share Capital

Details of movements in share capital of the Company during the year are set out in Note 21 on the Accounts.

Purchase, Sale or Redemption of Listed Securities

During the year, the Company had not purchased, sold or redeemed any of the Company's listed securities.

Reserves

Movements in the reserves of the Company and of the Group during the year are set out in Note 22 on the Accounts.

Donations

Donations made by the Group during the year amounted to HK$12.2 million (2002: HK$0.5 million).

銀行貸款及透支

本集團於二零零三年六月三十日之銀行貸款及透支情況載於賬項附註第十五項內。

資本化之借貸支出

年內本集團資本化之借貸支出款項為港幣一億七千萬元(二零零二年：港幣一億九千二百萬元)。

固定資產

年內固定資產之變動情況載於賬項附註第九項內。

集團主要物業

主要發展中物業及主要投資物業於二零零三年六月三十日之詳情載於第五十二至五十九頁內。

主要供應商及客戶

年內本集團五大供應商合共所佔之購貨額百分比及本集團五大客戶合共所佔之營業額或銷售額百分比各不超過本集團本年度總購貨額及總營業額或銷售額百分之三十。

董事

於本報告日之本公司董事芳名如下，彼等之簡歷載於第四十二至四十七頁內。

姓名	職銜	年齡	擔任本公司董事之時間 (年計)
陳啟宗	*主席*	53	17
殷尚賢	*副主席(獨立非執行)*	72	23
袁偉良	*董事總經理*	52	17
夏佳理	*獨立非執行董事*	64	23
陳樂怡	*獨立非執行董事*	54	6
鄭漢鈞	*獨立非執行董事*	76	10
何世良	*執行董事*	65	3
廖柏偉	*獨立非執行董事*	54	5
吳士元	*執行董事*	43	2

遵照本公司組織章程細則第一百零三、一百零四及一百一十八條規定，袁偉良先生、陳樂怡女士及何世良先生輪值告退，惟願膺選連任。

獨立非執行董事之任職屆滿日期與彼等遵照本公司組織章程細則之條文之預期輪值告退日期一致。

Bank Loans and Overdrafts

Particulars of bank loans and overdrafts of the Group as at 30 June 2003 are set out in Note 15 on the Accounts.

Borrowing Costs Capitalisation

Borrowing costs capitalised by the Group during the year amounted to HK$170.0 million (2002: HK$192.0 million).

Fixed Assets

Movements in fixed assets during the year are set out in Note 9 on the Accounts.

Major Group Properties

Details of major properties under development and major investment properties as at 30 June 2003 are set out on pages 52 to 59.

Major Suppliers and Customers

During the year, both the percentage of purchases attributable to the Group's 5 largest suppliers combined and the percentage of turnover or sales attributable to the Group's 5 largest customers combined were less than 30% of the total purchases and turnover or sales of the Group respectively.

Directors

The names of the directors of the Company as at the date of this report are as follows and their brief biographical details are set out on pages 42 to 47.

Name	Position Held	Age	Length of Directorship (in years)
Ronnie C. Chan	*Chairman*	53	17
S.S. Yin	*Vice Chairman (Independent Non-Executive)*	72	23
Nelson W.L. Yuen	*Managing Director*	52	17
Ronald J. Arculli	*Independent Non-Executive Director*	64	23
Laura L.Y. Chen	*Independent Non-Executive Director*	54	6
H.K. Cheng	*Independent Non-Executive Director*	76	10
Wilfred S.L. Ho	*Executive Director*	65	3
P.W. Liu	*Independent Non-Executive Director*	54	5
Terry S.Y. Ng	*Executive Director*	43	2

In accordance with Articles 103, 104 and 118 of the Company's Articles of Association, Mr. Nelson W.L. Yuen, Ms. Laura L.Y. Chen and Mr. Wilfred S.L. Ho retire by rotation and, being eligible, offer themselves for re-election.

The appointments of independent non-executive directors are for specific terms which coincide with their expected dates of retirement by rotation in accordance with the provisions of the Company's Articles of Association.

服務合約

擬於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其控股公司或其任何附屬公司訂立於一年內倘終止則須作出賠償(法定賠償除外)之服務合約。

董事之合約權益

於年結日或年內，概無任何本公司董事在本公司或其控股公司或其任何附屬公司之任何重要合約中直接或間接擁有重大權益。

除本公司及其控股公司恒隆集團有限公司之僱員股份期權計劃外，於年內任何時間，本公司或其控股公司或其任何附屬公司概無作出任何安排使本公司董事可藉購入本公司或任何其他機構之股份或債權證而獲益。

遵守最佳應用守則

年內本公司均遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

董事之股份權益

根據證券及期貨條例第三百五十二條規定須予備存之登記冊所記錄，董事及其聯繫人於二零零三年六月三十日持有本公司及其各聯營機構之股份、相關股份及債權證中之權益及淡倉之詳情如下：

	本公司		恒隆集團有限公司		
	每股面值港幣一元之普通股股份		每股面值港幣一元之股份		股份期權#
	好倉	已發行股本之百分率	好倉	已發行股本之百分率	股份數目
陳啟宗	–	–	–	–	–
殷尚賢	–	–	–	–	–
袁偉良	–	–	–	–	2,500,000
夏佳理	724,346	0.025	1,089,975	0.082	–
陳樂怡	–	–	–	–	–
鄭漢鈞	–	–	–	–	–
何世良	–	–	–	–	1,250,000
廖柏偉	–	–	–	–	–
吳士元	–	–	–	–	1,250,000

 # 尚未行使

除以上所述外，並無本公司董事持有本公司或任何聯營機構之股份、相關股份及債權證中之權益及淡倉。

年內各董事及彼等各自之配偶與未滿十八歲之子女概無獲授任何可認購本公司股份或債權證之權利。

Service Contract

No director proposed for re-election at the forthcoming Annual General Meeting has a service contract with the Company, its holding company or any of their subsidiaries which is not determinable within one year without payment of compensation (other than statutory compensation).

Directors' Interests in Contracts

No contract of significance to which the Company, its holding company or any of their subsidiaries was a party and in which a director of the Company was materially interested, whether directly or indirectly, subsisting during or at the end of the year.

At no time during the year was the Company, its holding company or any of their subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate, apart from the employee share option schemes of the Company and its holding company, Hang Lung Group Limited.

Compliance with the Code of Best Practice

During the year, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Directors' Interests in Shares

As at 30 June 2003, details of directors' and their associates' interests and short positions in the shares, underlying shares and debentures of the Company and its associated corporations as recorded in the register required to be kept under Section 352 of the Securities and Futures Ordinance are as follows:

	The Company		**Hang Lung Group Limited**		
	Ordinary Shares of HK$1.00 each		Shares of HK$1.00 each		Share Options#
	Long Position	% of Issued Capital	Long Position	% of Issued Capital	No. of Shares
Ronnie C. Chan	–	–	–	–	–
S.S. Yin	–	–	–	–	–
Nelson W.L. Yuen	–	–	–	–	2,500,000
Ronald J. Arculli	724,346	0.025	1,089,975	0.082	–
Laura L.Y. Chen	–	–	–	–	–
H.K. Cheng	–	–	–	–	–
Wilfred S.L. Ho	–	–	–	–	1,250,000
P.W. Liu	–	–	–	–	–
Terry S.Y. Ng	–	–	–	–	1,250,000

 # not yet exercised

Other than as stated above, no director of the Company had any interest or short position in the shares, or underlying shares and debentures of the Company or any associated corporation.

During the year, none of the directors and their respective spouses and children under 18 years of age had been granted any rights to subscribe for shares or debentures of the Company.

主要股東之股份權益

根據證券及期貨條例第三百三十六條規定須予備存之登記冊所記錄，主要股東於二零零三年六月三十日持有本公司之股份及相關股份之權益以及淡倉之詳情如下：

	持有普通股股份數目	已發行股本之百分率
陳譚慶芬	1,820,400,670 *(a)*	63.00
Cole Limited	1,820,400,670 *(a)*	63.00
恒隆集團有限公司	1,791,733,570 *(b)*	62.01
恒旺有限公司	1,267,523,511 *(c)*	43.87
The Capital Group Companies, Inc.	396,018,430	13.71
Purotat Limited	352,074,500 *(c)*	12.19

附註

(a) 此等股份與一信託基金所持有之股份為同一批股份。陳譚慶芬女士為該信託基金之成立人。Cole Limited被視為於恒隆集團有限公司及其附屬公司所持有之普通股股份中擁有權益，而該等普通股股份已包括在上述十八億二千零四十萬零六百七十股股份之數目內。

(b) 恒隆集團有限公司被視為於其附屬公司恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股股份、Purotat Limited所持有之三億五千二百零七萬四千五百股普通股股份以及其他附屬公司所持有之一億七千二百一十三萬五千五百五十九股普通股股份中擁有權益。

(c) 恒旺有限公司所持有之十二億六千七百五十二萬三千五百一十一股普通股股份及Purotat Limited所持有之三億五千二百零七萬四千五百股普通股股份已包括在上述由恒隆集團有限公司所持有之十七億九千一百七十三萬三千五百七十股普通股股份之數目內。

其他人士之股份權益

根據證券及期貨條例（「條例」）第三百三十六條規定須予備存之登記冊所記錄，依據條例第XV部披露其權益之其他人士於二零零三年六月三十日持有本司之股份及相關股份之權益以及淡倉之詳情如下：

	持有普通股股份數目	已發行股本之百分率
HSBC group of companies	196,586,505	6.80
Credit Suisse Group	146,293,507	5.06

核數師

本公司將於即將舉行之股東週年大會上提出決議案，建議再度委任畢馬威會計師事務所為本公司核數師，直至下屆股東週年大會結束為止。

承董事局命

秘書

程式榮*謹啟*

香港，二零零三年八月二十八日

Substantial Shareholders' Interests in Shares

As at 30 June 2003, details of substantial shareholders' interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance are as follows:

	No. of Ordinary Shares Held	% of Issued Capital
CHAN TAN Ching Fen	1,820,400,670 *(a)*	63.00
Cole Limited	1,820,400,670 *(a)*	63.00
Hang Lung Group Limited	1,791,733,570 *(b)*	62.01
Prosperland Housing Limited	1,267,523,511 *(c)*	43.87
The Capital Group Companies, Inc.	396,018,430	13.71
Purotat Limited	352,074,500 *(c)*	12.19

Notes

(a) These shares were the same parcel of shares held by a trust of which Ms. CHAN TAN Ching Fen was the founder. Cole Limited was deemed to be interested in the ordinary shares held by Hang Lung Group Limited and its subsidiaries, which number of ordinary shares were included in the above-mentioned number of 1,820,400,670.

(b) Hang Lung Group Limited was deemed to be interested in the shareholdings of its subsidiaries, viz. 1,267,523,511 ordinary shares held by Prosperland Housing Limited, 352,074,500 ordinary shares held by Purotat Limited, and 172,135,559 ordinary shares held by other subsidiaries.

(c) The 1,267,523,511 ordinary shares held by Prosperland Housing Limited and the 352,074,500 ordinary shares held by Purotat Limited were included in the above-mentioned number of 1,791,733,570 ordinary shares held by Hang Lung Group Limited.

Other Persons' Interests in Shares

As at 30 June 2003, details of other persons' (who are required to disclose their interests pursuant to Part XV of the Securities and Futures Ordinance ("SFO")) interests and short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

	No. of Ordinary Shares Held	% of Issued Capital
HSBC group of companies	196,586,505	6.80
Credit Suisse Group	146,293,507	5.06

Auditors

A resolution for the re-appointment of KPMG as auditors of the Company until the conclusion of the next Annual General Meeting is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board
Robin S.W. Ching
Secretary
Hong Kong, 28 August 2003

公司管治
Corporate Governance

本公司矢志維持高質素之公司管治，年內均遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。

下表列出本公司之公司管治架構：

董事局
陳啟宗(主席)
殷尚賢*(副主席)
袁偉良(董事總經理)
夏佳理*
陳樂怡*
鄭漢鈞*
何世良(執行董事)
廖柏偉*
吳士元(執行董事)

提名及薪酬委員會
廖柏偉*(主席)
夏佳理*
陳樂怡*
鄭漢鈞*

公司秘書
程式榮

審核委員會
鄭漢鈞*(主席)
陳樂怡*
廖柏偉*

董事局執行委員會
陳啟宗
袁偉良
何世良
吳士元

董事總經理
袁偉良

內部審計師

* 獨立非執行董事

The Company is committed to maintain high corporate governance practices and has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Listing Rules").

The following chart illustrates the Company's corporate governance structure:


Board of Directors
Ronnie C. Chan (Chairman)
S.S. Yin* (Vice Chairman)
Nelson W.L. Yuen (Managing Director)
Ronald J. Arculli*
Laura L.Y. Chen*
H.K. Cheng*
Wilfred S.L. Ho (Executive Director)
P.W. Liu*
Terry S.Y. Ng (Executive Director)
Nomination and Remuneration Committee
P.W. Liu* (Chairman)
Ronald J. Arculli*
Laura L.Y. Chen*
H.K. Cheng*
Company Secretary
Robin S.W. Ching
Audit Committee
H.K. Cheng* (Chairman)
Laura L.Y. Chen*
P.W. Liu*
Executive Committee of The Board of Directors
Ronnie C. Chan
Nelson W.L. Yuen
Wilfred S.L. Ho
Terry S.Y. Ng
Managing Director
Nelson W.L. Yuen
Internal Auditor

* *Independent Non-Executive Director*

董事局

董事局現有九名成員，當中大部份成員(共五名)為獨立非執行董事。董事局每年舉行最少兩次全體會議，以批准中期業績和末期業績以及擬派中期股息和末期股息，並於有需要時開會商議各類重大交易，包括發行債券、重大收購及出售，以及關連交易(如有)。董事局於二零零二／零三年度內舉行了四次會議，其平均出席率為百分之七十五。

所有董事均可取得以任何形式記錄之適時資料，於有需要時作出進一步查詢。彼等負責確保領導層之連續性；設定卓越之業務策略；確保資金和管理資源足以應付業務策略之推行；並確保財務及內部監控制度健全；業務運作符合適用之法律及規例。

遵照本公司之組織章程細則，新委任之董事須於應屆股東週年大會(「大會」)獲股東重選方可連任。此外，董事人數三分之一須於大會輪值告退，並須獲股東重選方可連任。獨立非執行董事之任職屆滿日期與彼等之預期輪值告退日期一致。

執行委員會

本公司之董事局執行委員會乃於一九八九年成立，現有成員包括全部四名執行董事。彼等每週定期舉行最少一次會議，藉以制定本公司之策略性方向及監察管理層之表現。每位執行董事均完全清楚那些事項須交由董事局全體決定、那些事項可交由執行委員會或管理層負責。

審核委員會

審核委員會乃於一九九九年由董事局設立，其成員包括三名獨立非執行董事。審核委員會每年舉行最少兩至三次會議，與會者包括外聘核數師及內部審計師、財務董事及公司秘書，以討論核數工作之一般範疇及評核集團之內部監控。審核委員會於有需要時與外聘核數師另行開會(管理層並不列席)。於二零零二／零三年度內，審核委員會舉行了兩次會議，各成員均全部列席。

審核委員會之職權範圍包括下列各項：—

- 考慮外聘核數師之委任事宜及與辭職或撤職有關之任何問題；
- 與外聘核數師討論審核性質和範圍；
- 審閱中期業績和末期業績；
- 討論因審核引起之問題及保留意見(如有)；
- 檢討內部審計程序，並確保內部審計功能擁有足夠資源及在本公司內部享有適當地位；及
- 考慮內部調查(如有)之重點結果及管理層之反應。

審核委員會獲董事局授權，可調查其職權範圍內之任何事項；向任何僱員索取任何所需資料，而所有僱員均須就審核委員會之要求作出通力合作；向外界法律人士或其他獨立專業人士尋求意見；及於有需要時邀請具有相關經驗和專才之外界人士參與會議。

The Board of Directors

The Board of Directors currently comprises nine persons, majority of whom (i.e. five) are independent non-executive directors. Full Board Meeting is held at least twice a year to approve interim and final results and to propose interim and final dividends. It is also held as and when necessary to discuss significant transactions, including issuance of debt securities, material acquisitions and disposals, and connected transactions, if any. There were four meetings of the Board of Directors in 2002/03 and the average attendance rate was 75%.

All the directors have access to timely information in any form and make further enquiries where necessary. They are responsible for ensuring continuity of leadership, development of sound business strategies, availability of adequate capital and managerial resources to implement the business strategies adopted, adequacy of systems of financial and internal controls and conduct of business in conformity with applicable laws and regulations.

In accordance with the Company's Articles of Association, new appointments to the Board are subject to re-election by shareholders at the upcoming Annual General Meeting ("AGM"). Besides, one-third of the directors will retire from office by rotation for re-election by shareholders at the AGM. Independent non-executive directors are appointed for specific terms, which coincide with their expected dates of retirement by rotation.

Executive Committee

The Executive Committee of The Board of Directors of the Company was formed in 1989. Its present members are the four executive directors who meet regularly at least once a week to establish the strategic direction of the Company, and to monitor the performance of management. Each of them has full understanding on determining which issues require a decision of the full Board and which can be delegated by the Board to the Committee or management.

Audit Committee

An Audit Committee was established by the Board in 1999, which comprises three independent non-executive directors. Meetings are held at least two to three times a year and are attended by external and internal auditors, finance director and company secretary for the purpose of discussing the general scope of audit work and assessing the group internal controls. Separate meetings with external auditors (in the absence of management) are also held as and when required. The Audit Committee held two meetings in 2002/03 and the attendance rate was 100%.

The terms of reference of the Audit Committee include the following:-

- to consider the appointment of external auditors and any questions of resignation or dismissal;
- to discuss with external auditors the nature and scope of the audit;
- to review the interim and final results;
- to discuss problems and reservations arising from audits, if any;
- to review the internal audit programme, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company; and
- to consider the major findings of internal investigations, if any, and management's response.

The Committee is authorised by the Board to investigate any activity within its terms of reference; to seek any information it requires from any employee and all employees are directed to co-operate with any requests made by the Committee; to obtain outside legal or other independent professional advice; and to secure the attendance of outsiders with relevant experience and expertise if necessary.

提名及薪酬委員會

提名及薪酬委員會乃於二零零三年六月設立，其成員包括四名獨立非執行董事。該委員會之主要職責包括下列各項：

- 當董事局出現空缺時，物色董事人選及向董事局作出提名以便董事局進行審批；
- 定期審閱董事局之架構、人數及組合（包括才能、知識及經驗），就任何改變向董事局作出建議；
- 不時審閱機構內對執行及非執行領導層之需求，確保機構能持續保持有效的市場競爭能力；
- 與董事局釐定及協商有關制定執行董事薪酬之體制或概要政策；
- 在協定之政策範圍內，決定每位執行董事之個別薪酬總額，包括任何退休福利、花紅、獎勵金及股份期權；
- 留意公司或集團內有關僱員福利架構之任何重大轉變並作出建議；及
- 確保符合公司條例及上市規則所載有關披露薪酬（包括退休金）之條文之規定。

董事總經理

董事總經理按照董事局之指示及公司條例之規定負責管理本公司之日常運作。董事總經理主持本公司每月舉行之部門營運會議，並與各部門主管和內部審計師每半年舉行財政預算會議。

公司秘書

公司秘書負責向董事局確保本公司依循程序及遵守適用法律及規例，所有董事均可獲公司秘書提供意見及服務。公司秘書亦就最佳應用守則之施行事宜向主席及董事局提供意見。

責任及內部審計

本公司之賬項乃按照上市規則、公司條例及香港公認會計原則之規定而編製，並貫徹採用合適之會計政策及作出審慎及合理之判斷和估計。董事於財務報告內致力確保就本公司之狀況和前景所作出之評估乃持平及容易理解。

本公司對收入、資本支出和營業支出均設有週全及有效之內部監控制度，並確保本公司之資產受妥善保護及不被挪用；每項運作均獲適當之管理層授權及符合文件程序；確保本公司保存正確之會計記錄及確保財務資料可靠。每年度均編製財政預算，經董事局批准方予採納，並每月向董事局提交業績與預算之比較，以維持有效內部監控制度。

內部審計師並不界入本公司之日常運作及會計職務，直接向審核委員會及董事總經理定期作出匯報。彼可審閱本集團所有業務操作及內部監控資料而不受規限，並定期審計各項常規、程序、開支及內部監控制度。

Nomination and Remuneration Committee

A Nomination and Remuneration Committee was set up in June 2003, constituted by four independent non-executive directors. The terms of reference of the Committee include the following:

- to identify and nominate for the approval of the Board, candidates to fill Board vacancies as and when they arise;
- to regularly review the structure, size and composition (including the skills, knowledge and experience) of the Board and make recommendations to the Board with regard to any changes;
- to keep under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace;
- to determine and agree with the Board the framework or broad policy for the remuneration of the executive directors;
- within the terms of the agreed policy, to determine the total individual remuneration package of each executive director including any retirement benefits, bonuses, incentive payments and share options;
- to be aware of and advise on any major changes in employee benefit structures throughout the Company or Group; and
- to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Companies Ordinance and Listing Rules, are fulfilled.

Managing Director

The Managing Director is in charge of the Company's day to day management in accordance with the instructions issued by the Board of Directors, and regulations under the Companies Ordinance. The Managing Director chairs the monthly meetings of the Company's various operational divisions. He also conducts semi-annual budget meetings with divisional heads and the Internal Auditor.

Company Secretary

All directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that procedures are followed and that applicable laws and regulations are complied with. The Company Secretary is also a source of advice to the Chairman and to the Board on the implementation of the Code of Best Practice.

Accountability and Internal Audit

The Company's accounts are prepared in accordance with the Listing Rules, Companies Ordinance and also the accounting principles generally accepted in Hong Kong. Appropriate accounting policies are selected and applied consistently; judgements and estimates made are prudent and reasonable. The directors endeavour to ensure a balanced and understandable assessment of the Company's position and prospects in financial reporting.

The Company maintains a comprehensive and effective internal control system on income and capital and revenue expenditures. It also makes sure that the Company's assets are well protected and there is no misappropriation of assets; that authorization by appropriate level of management has been obtained and documented for every aspect of operations; that proper accounting records are maintained and financial information is reliable. Annual budgets are prepared and are subject to Board approval before being adopted. Results of operations against budgets are reported monthly to the Board, so as to maintain an effective internal control system.

The Internal Auditor, who is independent of the Company's daily operations and accounting functions, reports directly to the Audit Committee and the Managing Director on a regular basis. He has unlimited access to review all aspects of activities and internal controls of the Group, and regularly conducts audits of the practices, procedures, expenditure and internal controls.

操守守則

本公司自一九九四年起採納集團操守守則(「操守守則」),為員工列出包括下列事宜之清晰指引:

- 防止賄賂條例;
- 索取、收受及提供利益;
- 可接受之款宴性質及次數;
- 正確使用專利資料;
- 處理利益衝突;
- 正確使用本公司之資產及資源;
- 業務伙伴借貸往來之限制;及
- 於辦公時間以外之個人操守,包括兼職事宜。

操守守則亦就其他事宜列出指引,包括與供應商、承辦商、客戶及消費者之關係;對股東和財經界之責任;以及僱傭常規。

為監察及貫徹操守守則之遵從,各部門經理負責確保其下屬充分瞭解及遵守該等準則和規定。違規之僱員會受到處分,包括被勒令離職。並會向廉政公署或其他有關機構舉報涉嫌貪污或其他罪行。倘任何董事查詢關於股東、潛在股東、客戶、消費者、供應商、承辦商及本公司之僱員所作出之投訴,公司秘書須直接向該董事作出回答,以確保有關投訴獲公平及有效率之處理。

此外,所有高於界定職級的僱員均須每半年填寫並簽署「利益申報」,披露其直接或間接在本公司及其附屬公司及聯營公司持有之利益,以確保所有業務管理均按照最高的實務準則及公司管治準則進行。

股東關係

本公司之股東週年大會(「大會」)為董事局與本公司之股東提供溝通良機。大會通告及有關文件於大會舉行日期前最少二十一日寄予股東。股東均踴躍出席大會。

透明度及披露

本公司致力向股東和投資者披露其業務之相關資料,除透過本公司之年報及中期報告外,並定期與分析員會面、舉行記者會及發放新聞稿等。投資者、傳媒或公眾人士之所有查詢,均由執行董事、公司秘書或適當之高層管理人員負責解答。

任何人士均可透過互聯網查閱本公司之資料。除提供財務等傳統資料外,本公司之網頁亦提供本公司其他最新資料,包括可供出售物業、租賃物業、公司已發行股本、主要股東之股份權益、公司大事紀要、供分析員及投資者參考之公司資料、經常提問之問題等。

Code of Conduct

The Company has adopted a corporate code of conduct since 1994 ("the Code of Conduct"), setting out clear guidelines for staff on matters such as:

- Prevention of Bribery Ordinance;
- solicitation, acceptance and offer of advantages;
- acceptable nature and frequency of entertainment;
- proper use of proprietary information;
- handling of conflict of interest situations;
- proper usage of the Company's assets and resources;
- restriction on loans to and from business associates; and
- personal conduct outside hours of work, including outside employment.

The Code of Conduct also sets out guidelines on matters in relation to suppliers and contractors; customers and consumers; responsibilities to shareholders and the financial community; and employment practices.

In order to monitor and enforce the compliance of the Code of Conduct, functional managers are responsible for ensuring their subordinates understand well and comply with the standards and requirements as stipulated. Any violation thereof will result in the staff being disciplined, including termination of employment. Suspected corruption or other forms of criminality will be reported to the Independent Commission Against Corruption or appropriate authorities. The Company Secretary will also answer directly to any Board member for impartial and efficient handling of complaints received from all shareholders and potential shareholders; customers and consumers; suppliers and contractors and all employees of the Company.

Also, all employees above a designated level are required to complete and sign a Statement of Interest bi-annually declaring their interest, directly or indirectly, with the Company and its subsidiaries and associated companies, so as to make sure that all operations are managed in accordance with the highest standards of practice and corporate governance.

Relations with Shareholders

The Company's Annual General Meeting ("AGM") provides a good opportunity for communication between the Board and the Company's shareholders. Notice of the AGM and related papers are sent to shareholders at least 21 calendar days before the meeting. It is well participated by the shareholders.

Transparency and Disclosure

The Company is committed to disclose relevant information on its activities to its shareholders and investors through regular analysts' briefings, press conferences and press releases, apart from the Company's annual and interim reports. All inquiries from investors, media or the public are responded to by executive directors, company secretary or appropriate members of senior management.

The Company's information is also accessible to all via the internet. Besides providing the traditional financial data, the Company's website also includes the most updated information on the Company including properties available for sale and let, latest issued capital, updated substantial shareholders' interests in shares, major corporate events, presentation for analysts and investors, and most frequently asked questions.

核數師報告
Report of the Auditors

致恒隆地產有限公司各股東
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核刊於第七十八至一百二十六頁按照香港公認會計原則編製的賬項。

董事及核數師的責任
香港《公司條例》規定董事須編製真實和公允的賬項。在編製這些賬項時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果,對這些賬項提出獨立意見,並按照香港《公司條例》第一百四十一條的規定,只向作為法人團體的股東報告。除此以外,我們的報告不可用作其他用途。我們概不就本報告的內容,對任何其他人士負責或承擔法律責任。

意見的基礎
我們是按照香港會計師公會頒布的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與賬項所載數額及披露事項有關的憑證,亦包括評估董事於編製賬項時所作的主要估計和判斷、所釐定的會計政策是否適合 貴公司及 貴集團的具體情況,以及有否貫徹運用並足夠披露這些會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必須的資料及解釋為目標,使我們能獲得充份的憑證,就賬項是否存在重大的錯誤陳述,作合理的確定。在提出意見時,我們亦已衡量賬項所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見
我們認為,上述的賬項均真實與公允地反映 貴公司及 貴集團於二零零三年六月三十日的財政狀況和 貴集團截至該日止年度的溢利及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港,二零零三年八月二十八日

To the Shareholders of Hang Lung Properties Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 78 to 126 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors
The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion
We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 28 August 2003

財務報表
Financial Statements

綜合收益表
Consolidated Income Statement

截至二零零三年六月三十日止年度
以港幣為單位

For the year ended 30 June 2003
Expressed in Hong Kong dollars

		附註 Note	**2003 百萬元 $Million**	2002 百萬元 $Million
營業額	Turnover	2(a)	**2,142.5**	2,383.2
其他收入	Other revenue		**60.4**	93.0
直接成本及營業費用	Direct costs and operating expenses		**(631.2)**	(790.6)
行政費用	Administrative expenses		**(88.3)**	(88.6)
未計財務費用前之營業溢利	Profit from operations before finance costs		**1,483.4**	1,597.0
財務費用	Finance costs	3	**(272.2)**	(256.9)
營業溢利	Operating profit	3	**1,211.2**	1,340.1
應佔合營公司業績	Share of results of jointly controlled entities		**52.9**	66.3
除税前溢利	Profit before taxation	2(a)	**1,264.1**	1,406.4
税項	Taxation	5(a)	**(152.3)**	(123.1)
除税後溢利	Profit after taxation		**1,111.8**	1,283.3
少數股東權益	Minority interests		**(53.4)**	(28.0)
			1,058.4	1,255.3
優先股股息	Preference dividend	7	**(48.3)**	(48.3)
普通股股東應佔純利	Net profit attributable to ordinary shareholders	22	**1,010.1**	1,207.0
普通股股息	Ordinary dividends	7	**1,155.7**	1,155.7
每股普通股盈利	Earnings per ordinary share	8		
基本	Basic		**35.0¢**	41.8¢
攤薄	Diluted		**34.4¢**	41.5¢

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

資產負債表
Balance Sheets

二零零三年六月三十日
以港幣為單位

At 30 June 2003
Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2003 百萬元 $Million**	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
資產	ASSETS					
非流動資產	Non-current assets					
固定資產	Fixed assets	9	**28,431.0**	26,130.7	**-**	-
附屬公司權益	Interest in subsidiaries	10	**-**	-	**20,343.0**	19,572.8
合營公司權益	Interest in jointly controlled entities	11	**364.5**	1,486.0	**-**	-
貸款及投資	Loans and investments	12	**16.9**	19.5	**-**	-
			28,812.4	27,636.2	**20,343.0**	19,572.8
流動資產	Current assets					
發展中物業	Properties under development	13	**10,774.8**	8,489.9	**-**	-
應收賬款及其他應收款	Trade and other receivables	14	**174.4**	186.2	**0.7**	0.9
現金及銀行存款	Cash and deposits with banks		**1,103.8**	3,146.0	**10.9**	32.9
			12,053.0	11,822.1	**11.6**	33.8
流動負債	Current liabilities					
銀行貸款及透支	Bank loans and overdrafts	15	**600.8**	304.8	**-**	-
應付賬款及其他應付款	Trade and other payables	16	**1,647.5**	1,430.6	**4.6**	2.9
稅項	Taxation	5(b)	**346.1**	312.5	**0.7**	7.2
應付優先股股息	Preference dividend payable	7	**30.2**	30.2	**30.2**	30.2
			2,624.6	2,078.1	**35.5**	40.3
流動資產／(負債)淨值	Net current assets/(liabilities)		**9,428.4**	9,744.0	**(23.9)**	(6.5)
資產減流動負債總值	Total assets less current liabilities		**38,240.8**	37,380.2	**20,319.1**	19,566.3
非流動負債	Non-current liabilities					
銀行貸款	Bank loans	15	**7,336.0**	6,066.9	**-**	-
可換股債券	Convertible bonds	17	**3,414.1**	3,390.3	**-**	-
其他長期負債	Other long term liabilities	18	**1,302.0**	1,349.1	**-**	-
			12,052.1	10,806.3	**-**	-
少數股東權益	Minority interests	20	**1,349.5**	461.5	**-**	-
資產淨值	NET ASSETS		**24,839.2**	26,112.4	**20,319.1**	19,566.3

二零零三年六月三十日
以港幣為單位

At 30 June 2003
Expressed in Hong Kong dollars

			集團 Group		公司 Company	
		附註 Note	**2003 百萬元 $Million**	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
資本及儲備	CAPITAL AND RESERVES					
股本	Share capital	21	**3,732.6**	3,732.6	**3,732.6**	3,732.6
儲備	Reserves	22	**21,106.6**	22,379.8	**16,586.5**	15,833.7
股東權益	Shareholders' funds		**24,839.2**	26,112.4	**20,319.1**	19,566.3

袁偉良
董事總經理

吳士元
執行董事

Nelson W. L. Yuen
Managing Director

Terry S. Y. Ng
Executive Director

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合權益變動表
Consolidated Statement of Changes in Equity

截至二零零三年六月三十日止年度 *For the year ended 30 June 2003*
以港幣為單位 *Expressed in Hong Kong dollars*

		附註 Note	2003 百萬元 $Million	2002 百萬元 $Million
於七月一日之總權益	Total equity at 1 July		**26,112.4**	27,857.5
投資物業重估減值	Revaluation deficit of investment properties	22	**(1,057.2)**	(1,631.3)
出售物業所變現之重估增值	Revaluation surplus realised on property disposal	22	**(25.4)**	(125.5)
出售物業所變現之資本儲備	Capital reserve realised on property disposal	22	**(0.3)**	–
應佔合營公司投資物業之重估減值	Share of revaluation deficit of investment properties held by jointly controlled entities	22	**(44.7)**	(26.5)
未計入綜合收益表之淨虧損	Net losses not recognised in the consolidated income statement		**(1,127.6)**	(1,783.3)
本年度純利	Net profit for the year		**1,010.1**	1,207.0
去年度末期普通股股息	Final ordinary dividend in respect of previous year	7	**(837.9)**	(837.8)
本年度中期普通股股息	Interim ordinary dividend in respect of current year	7	**(317.8)**	(317.8)
回購普通股股份	Repurchase of ordinary shares	22	**-**	(13.2)
於六月三十日之總權益	Total equity at 30 June		**24,839.2**	26,112.4

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

綜合現金流量表
Consolidated Cash Flow Statement

截至二零零三年六月三十日止年度 *For the year ended 30 June 2003*
以港幣為單位 *Expressed in Hong Kong dollars*

		附註 Note	2003 百萬元 $Million	2002 百萬元 $Million
經營活動	Operating activities			
(用於)／來自經營業務之現金	Cash (used in)/generated from operations	23(a)	**(687.8)**	271.2
已付香港利得稅	Hong Kong profits tax paid		**(123.3)**	(102.5)
(用於)／來自經營活動之現金淨額	Net cash (used in)/generated from operating activities		**(811.1)**	168.7
投資活動	Investing activities			
購買固定資產付款	Purchase of fixed assets		**(281.7)**	(412.9)
出售固定資產所得款項	Disposal of fixed assets		**183.0**	411.0
已收利息	Interest received		**39.8**	95.5
已收合營公司股息	Dividends received from jointly controlled entities		**25.8**	24.5
收購附屬公司	Acquisition of subsidiaries	23(b)	**(1,140.0)**	–
貸款予合營公司	Advances to jointly controlled entities		**(12.1)**	(26.1)
非上市投資項目償還貸款	Repayment of advances from unlisted investments		**1.1**	1.9
按揭貸款	Mortgage loan		**–**	(7.5)
(用於)／來自投資活動之現金淨額	Net cash (used in)/generated from investing activities		**(1,184.1)**	86.4
融資活動	Financing activities			
新增銀行貸款	New bank loans		**8,339.1**	7,329.0
償還銀行貸款	Repayment of bank loans		**(6,769.2)**	(9,912.6)
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs paid		**(373.0)**	(358.9)
已付融資租約費用	Finance lease charges paid		**(58.1)**	(60.8)
已付優先股股息	Preference dividend paid		**(48.3)**	(48.3)
已付普通股股息	Ordinary dividends paid		**(1,155.7)**	(1,155.6)
少數股東注資	Contributions from minority shareholders		**63.4**	30.4
已付融資租約之資本部份	Capital element of finance lease		**(40.4)**	(33.8)
回購普通股股份	Repurchase of ordinary shares		**–**	(13.2)
發行可換股債券	Issue of convertible bonds		**–**	3,387.0
用於融資活動現金淨額	Net cash used in financing activities		**(42.2)**	(836.8)
現金及現金等價物之減少	Decrease in cash and cash equivalents		**(2,037.4)**	(581.7)
於七月一日之現金及現金等價物	Cash and cash equivalents at 1 July		**3,141.2**	3,722.9
於六月三十日之現金及現金等價物	Cash and cash equivalents at 30 June	23(c)	**1,103.8**	3,141.2

賬項附註乃本賬項之一部份。 The annexed notes form part of these accounts.

以港幣為單位 *Expressed in Hong Kong dollars*

1 主要會計政策 Principal Accounting Policies

(甲) 遵例聲明

本賬項已按照香港會計師公會頒布之所有適用《會計實務準則》及解釋、香港公認會計原則及香港《公司條例》之規定編製。此外，本賬項亦已符合《香港聯合交易所有限公司證券上市規則》有關之披露規定。本集團採用之主要會計政策概述如下。

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice ("SSAP") and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the relevant disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the principal accounting policies adopted by the Group is set out below.

(乙) 賬項編製基準

正如下文會計政策(庚)1所解釋，除投資物業按重估值入賬外，本賬項是以歷史成本作為編製基準。

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost modified by the revaluation of investment properties as explained in accounting policy (g)1 below.

(丙) 綜合賬之編製基準

本綜合賬包括恒隆地產有限公司及其附屬公司截至每年六月三十日止之賬項。年內購入或出售之附屬公司，自收購日起或至出售日止之業績已包括於集團之綜合收益表內。所有重大的集團內部往來結餘及交易於綜合賬內抵銷。

(c) Basis of consolidation

The consolidated accounts incorporate the accounts of Hang Lung Properties Limited and its subsidiaries made up to 30 June each year. The results of subsidiaries acquired or disposed of during the year are dealt with in the consolidated income statement from the effective dates of acquisition or to the effective dates of disposal respectively. All material intercompany balances and transactions are eliminated on consolidation.

(丁) 附屬公司

附屬公司乃本集團直接或間接持有其一半以上之已發行股本、或控制其一半以上之投票權、或控制其董事局組成之公司。當本公司有權直接或間接支配附屬公司的財務及經營政策，並藉此從其活動中取得利益，均視為受本公司控制。

在本公司之資產負債表內，附屬公司之投資乃按成本值減去任何減值虧損列賬。本公司按於結算日已收及應收附屬公司之股息確認附屬公司之業績。

(d) Subsidiaries

A subsidiary is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses. The results of subsidiaries are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

以港幣為單位

Expressed in Hong Kong dollars

1 主要會計政策(續)

Principal Accounting Policies (Continued)

(戊) 合營公司

合營公司乃一間由本集團或本公司與其他人士按一項合約性安排而經營之公司，而在該項合約性安排下，本集團或本公司與一名或多名其他人士對該公司之經濟活動共同行使控制權。

本集團於合營公司之權益乃以權益法在綜合賬目內列賬，最初乃以成本作記錄，其後按本集團應佔合營公司之淨資產於收購後之改變作出調整。綜合收益表反映本集團應佔合營公司於收購後之年度業績。

在本公司之資產負債表內，合營公司之權益乃按成本值減任何減值虧損列賬。本公司按於結算日已收及應收合營公司之股息確認合營公司之業績。

(e) Jointly controlled entities

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

The Group's interests in jointly controlled entities are accounted for in the consolidated accounts under the equity method and are initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of net assets of the jointly controlled entities. The consolidated income statement reflects the Group's share of the post-acquisition results of operations of the jointly controlled entities for the year.

In the Company's balance sheet, interests in jointly controlled entities are stated at cost less any impairment losses. The results of jointly controlled entities are recognised by the Company to the extent of dividends received and receivable at the balance sheet date.

(己) 商譽

編製綜合賬所產生之商譽或負商譽，乃指收購成本超出或低於本集團應佔所收購可辨認資產及負債之公允價值之差額。

由二零零一年七月一日起，本集團把新收購事項產生之商譽確認為資產，並按其估計可使用年期以直綫法於綜合收益表內攤銷。商譽按成本值減累積攤銷及任何減值虧損列賬。倘負商譽關乎在收購計劃內確定之預計未來虧損及開支，則有關負商譽於未來虧損及開支確認時在綜合收益表內確認。任何餘下負商譽(不超出所收購之非貨幣資產之公允價值)按可折舊或攤銷之非貨幣資產之加權平均可使用年期在綜合收益表內確認。超出所收購非貨幣資產公允價值之負商譽，則即時在綜合收益表內確認。尚未於綜合收益表內確認之負商譽，跟商譽屬於同一資產負債表類別，以資產減項另列。

(f) Goodwill

Goodwill or negative goodwill arising on consolidation represents the excess or shortfall respectively of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired.

Goodwill arising on new acquisitions effective from 1 July 2001 is recognised as an asset and amortised to the consolidated income statement on a straight line basis over its estimated useful life. Goodwill is stated at cost less accumulated amortisation and any impairment losses. To the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition, it is recognised in the consolidated income statement when future losses and expenses are recognised. Any remaining negative goodwill not exceeding the fair value of non-monetary assets acquired is recognised in the consolidated income statement over the weighted average useful life of the non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of those non-monetary assets acquired is recognised in the consolidated income statement immediately. Any negative goodwill not yet recognised in the consolidated income statement is presented as a deduction from the assets in the same balance sheet classification as goodwill.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(己) 商譽(續)

出售附屬公司或合營公司時，商譽或負商譽應佔之數額均計入出售溢利或虧損。

本集團採用《會計實務準則》第三十號內之過渡期條款，毋須就二零零一年七月一日前因收購而產生並已撥入儲備之商譽或負商譽作出追溯性調整。

(庚) 物業

1. 投資物業

投資物業乃持作長期資本投資作收租用途之物業。此等物業每年均由外聘專業測計師進行估值，並按公開市值列賬，惟地契年期尚餘二十年或以下之投資物業則按其攤銷後之成本值列賬。投資物業重估產生之增值將記入投資物業重估儲備賬內，而重估產生之減值乃按投資組合之基準先從以往重估增值抵銷，差額則列入收益表內。重估增值或減值均於出售投資物業時撥入收益表內。

發展中物業以成本值列賬，成本包括資本化之借貸支出(如有)及專業服務費，並扣除任何減值虧損。作收租用途之物業在發展工程完成後歸類為投資物業。

2. 發展中可供出售物業

發展中可供出售物業皆列入流動資產內，並以成本值及可變現淨值兩者中較低者列賬。物業發展費用包括資本化之借貸支出(如有)及專業服務費，加上截至結算日之應佔溢利減已收取代管人之款項。可變現淨值乃按管理層參照目前市況而決定之估計物業售價減出售物業涉及之費用。

凡一項發展物業於落成前出售，所得溢利於買賣協議簽署後開始確認。年內確認之溢利乃按物業之落成程度及預售期之付款方法列為估計完工時總溢利之一部份，並就或然負債作出適當準備。

(f) Goodwill (Continued)

On disposal of a subsidiary or jointly controlled entity, the attributable amount of goodwill or negative goodwill is included in the calculation of the profit or loss on disposal.

The Group has taken advantage of the transitional provisions in SSAP 30 and has made no retrospective adjustment to goodwill or negative goodwill that arose from acquisitions prior to 1 July 2001, which were previously taken to reserves.

(g) Properties

1. Investment properties

Investment properties are properties held as long term capital investments for rental purposes. They are stated at their open market value which is assessed annually by external qualified valuers, except for investment properties with an unexpired lease term of 20 years or less which are stated at amortised cost. Surpluses arising on revaluation are credited to the investment property revaluation reserve; deficits arising on revaluation are firstly set off against any previous revaluation surpluses on a portfolio basis and thereafter taken to the income statement. Revaluation surpluses or deficits are dealt with in the income statement upon disposal.

Properties under development are stated at cost, including borrowing costs capitalised, if any, and professional fees, less any impairment losses. A property developed for rental purposes is classified as an investment property when the construction work and development have been completed.

2. Properties under development for sale

Properties under development for sale are classified under current assets and stated at the lower of cost and net realisable value. Property development costs include borrowing costs capitalised, if any, and professional fees, plus attributable profit taken to date, less sums received from stakeholders. Net realisable value represents the estimated selling price as determined by reference to management estimates based on prevailing market conditions, less costs to be incurred in selling the property.

When a development property is sold in advance of completion, recognition of profit commences when the sale and purchase agreement has been signed. The profits recognised in a year are computed as a proportion of the total estimated profit to completion and such proportion is calculated by reference to the degree of completion for the property and the terms of payment for the properties pre-sold, with due allowance for contingencies.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(辛) 其他固定資產

1. 其他固定資產按成本值減累計折舊及任何減值虧損列賬。

2. 租賃資產

由承租人承擔資產擁有權之絕大部份風險及利益之資產租約均列為融資租約，而租賃人未有把資產擁有權之全部風險及利益轉移之資產租約則列為營業租約。

(i) 根據融資租約購買之資產

本集團根據融資租約而購買供使用之資產，乃按其公允價值或最少應付租金之現值較低者計入固定資產內，而相應之負債在扣除融資費用後，則列作融資租約承擔入賬。包含在租金內之融資費用於租約期內在收益表內扣除，使每個會計期間在負債餘額中扣除之融資費用大致維持相若水平。減值虧損(如有)乃按下文會計政策(癸)計算。

(ii) 按營業租約持有供使用之資產

本集團根據營業租約出租之資產，乃按其性質而計入資產負債表內，並在適用情況下按下文會計政策(壬)所述之本集團折舊政策作出折舊。來自營業租約之收入按下文會計政策(寅)1所述之本集團收入確認政策作出確認。

(h) Other fixed assets

1. Other fixed assets are stated at cost less accumulated depreciation and any impairment losses.

2. Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets acquired under finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Finance charges implicit in the lease payments are charged to the income statement over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period. Impairment losses, if any, are accounted for in accordance with the accounting policy (j) below.

(ii) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in accounting policy (i) below. Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in accounting policy (m)1 below.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(壬) 折舊

1. 投資物業

地契年期尚餘二十年以上之投資物業於估值時均按其樓宇狀況計算時值，故毋須提撥折舊準備。

地契年期尚餘二十年或以下之投資物業，乃以直線折舊法按契約尚餘年期撇銷其賬面價值。

2. 發展中物業

發展中之物業並無作出折舊準備。

3. 其他固定資產

其他固定資產之折舊乃按個別資產下列預計可使用年期以直線折舊法撇銷其成本值：

契約土地	地契尚餘年期
樓宇	五十年或地契尚餘年期(取較短者)
傢俬及設備	四至二十年
車輛	五年

(癸) 資產減值

本集團於每個結算日均會進行評估，決定投資物業以外之資產是否出現任何減值跡象。倘出現減值跡象時，則估計資產之可收回值(以售價淨值或使用價值較高者為準)，並在適當時把資產賬面值減至其可收回值。除非資產以重估值入賬，其減值虧損將被視為重估減值，否則減值虧損於收益表內確認。

(i) Depreciation

1. Investment properties

No depreciation is provided for investment properties with an unexpired lease term of over 20 years as the valuation takes into account the state of each property at the date of valuation.

Depreciation is provided for investment properties with an unexpired lease term of 20 years or less. It is calculated to write off the carrying value on a straight line basis over the remaining term of the leases.

2. Properties under development

No depreciation is provided for properties under development.

3. Other fixed assets

Depreciation on other fixed assets is provided so as to write off the cost on a straight line basis over their estimated useful lives as follows:

Leasehold land	unexpired lease term
Buildings	50 years or unexpired lease term, whichever is shorter
Furniture and equipment	4-20 years
Motor vehicles	5 years

(j) Impairment of assets

An assessment is carried out at each balance sheet date to determine whether there is any indication that assets other than investment properties are impaired. If any such indication exists, the recoverable amount of the asset, being the greater of its net selling price or value in use, is estimated. The carrying amount of the asset is reduced to its recoverable amount where appropriate. Such impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case it is treated as a revaluation decrease.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(子) 可換股債券

可換股債券歸類為負債直至轉換為股份為止，並以本金扣除發行所支付費用及折讓或溢價列賬。可換股債券之折讓或溢價乃於發行日起至債券贖回日期間，以直線法在收益表內攤銷或確認。發行費用於債券期內以直線法在收益表內攤銷。

(k) Convertible bonds

Convertible bonds are classified as liabilities until they are being converted into equity and are stated at principal amount net of issuing costs and discounts or premium. Discounts or premium on convertible bonds are amortised to or recognised in the income statement on a straight line basis over the period from the issuing date to the date of redemption of the bonds. Issuing costs are amortised to the income statement on a straight line basis over the period of the bonds.

(丑) 借貸支出

除收購、興建或製造之資產因需較長時間方可供所擬用途或供出售而將有關借貸支出資本化外，借貸支出於產生期間在收益表列支。

(l) Borrowing costs

Borrowing costs are expensed in the income statement in the period in which they are incurred, except to the extent that they are capitalised as being attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale.

(寅) 收入確認

於經濟效益會流入本集團及收入跟適當之成本能可靠地計算時，收入乃按以下方法於收益表內確認：

(m) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

1. 租金收入

營業租約所得租金收入乃按個別租約之年期以直線法入賬。或然租金乃於其賺取之會計期內確認為收入。

1. Rental income

Rental income under operating leases is recognised on a straight line basis over the terms of the respective leases. Contingent rentals are recognised as income in the accounting period in which they are earned.

2. 出售投資物業

出售投資物業之收入乃於簽訂買賣合約時確認。

2. Disposal of investment properties

Revenue from disposal of investment properties is recognised upon signing of the sale and purchase agreements.

3. 利息收入

銀行存款及按揭貸款之利息收入以時間比例按尚餘本金及適用利率計算。

3. Interest income

Interest on bank deposits and mortgage loans is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

4. 股息

股息收入於收款權確立時確認。

4. Dividends

Dividends are recognised when the right to receive payment is established.

1 主要會計政策(續) Principal Accounting Policies (Continued)

(卯) 遞延稅項

遞延稅項是以負債法計提準備,就可預見將來合理地預期因會計及稅務處理方法之間的重大時差而產生的稅務影響而作出。

未來之遞延稅項利益只會在合理保證可實現時才會確認。

(n) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(辰) 外幣換算

年內之外幣交易按交易日匯率換算為港元。外幣資產及負債則按資產負債表結算日之市場匯率換算為港元。除因換算期初之外幣淨投資而產生之換算差額需計入匯兑變動儲備內,換算收益及虧損均計入收益表。海外附屬公司及合營公司之業績按照年內之加權平均匯率換算為港元;資產負債表項目則按資產負債表結算日之市場匯率換算為港元。所產生的匯兑差額作為儲備變動處理。

(o) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the rates of exchange prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the market rates of exchange ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement, except for those arising from the retranslation of opening foreign currency net investments which are dealt with in the exchange fluctuation reserve. The results of overseas subsidiaries and jointly controlled entities are translated into Hong Kong dollars at the weighted average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(巳) 關連人士

如本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響,或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要影響,又或本集團與另一方人士均受制於共同的監控或共同的重要影響下,另一方人士將被視為關連人士。關連人士可為個別人士或其他公司。

(p) Related parties

Parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(午) 分部報告

分部指本集團內可明顯區分之組成部分，可分為提供產品或服務(業務分部)，或在某一特定經濟環境內提供產品或服務(地區分部)。不同分部承受着不同於其他分部之風險及回報。

根據本集團之內部財務報告方式，本集團決定把業務分部作為主要之報告方式，地區分部則作為次要之報告方式。

分部收入、支出、業績、資產及負債包括直接屬於該分部及按合理基準分配至該分部之項目。分部收入、支出、資產及負債需包含在編製綜合賬項過程中已抵銷之集團內部往來結餘及交易，惟倘該等內部結餘和交易同屬一個分部則除外。分部之間之交易定價是按與其他外界人士相若之條款釐定。

分部資本開支指期內添置預計將可使用超過一個會計期間之分部資產(包括有形及無形資產)所產生之成本總額。

(q) Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products or services (business segment), or in providing products, or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions which are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group companies within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period on additions of segment assets (both tangible and intangible) that are expected to be used for more than one period.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(未) 僱員福利

本集團對界定供款計劃之供款，包括根據香港《強制性公積金計劃條例》之供款，均於產生時在收益表列支。

當本集團授予僱員認購本公司股份期權時，並無確認任何僱員福利成本或負擔。於行使股份期權時，股東權益將根據其所得之金額而增加。

(r) Employee benefits

Obligation for contributions to defined contribution retirement schemes, including those payable under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are expensed in the income statement as incurred.

When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(申) 現金及現金等價物

於現金流量表之現金及現金等價物包括現金及由購入後三個月內到期之銀行存款，減按要求時償還及屬於本集團現金管理中一部份之銀行透支。

(s) Cash and cash equivalents

Cash and cash equivalents in the cash flow statement comprise cash and deposits with banks which are within three months of maturity at acquisition, less bank overdrafts that are repayable on demand and form an integral part of the Group's cash management.

(酉) 會計政策及呈報變動

1. **《會計實務準則》第一號(經修訂)－「財務報表之呈報」**

綜合權益變動表已取代已確認收益虧損綜合計算表。

2. **《會計實務準則》第十一號(經修訂)－「外幣換算」**

海外企業之業績按照年內之加權平均匯率換算為港元。此乃會計政策之變動，與過往年度按照結算日匯率換算之會計政策有別。是項變動對賬項之影響輕微。

(t) Changes in accounting policies and presentation of accounts

1. **SSAP 1 (Revised) "Presentation of financial statements"**

The consolidated statement of recognised gains and losses is replaced by the consolidated statement of changes in equity.

2. **SSAP 11 (Revised) "Foreign currency translation"**

The results of foreign enterprises are translated into Hong Kong dollars at the weighted average exchange rates during the year. This is a change in accounting policy from prior years where these were translated at exchange rates ruling at the balance sheet date. The effect of such change is immaterial to the accounts.

以港幣為單位 Expressed in Hong Kong dollars

1 主要會計政策(續) Principal Accounting Policies (Continued)

(酉) 會計政策及呈報變動(續)

3. 《會計實務準則》第十五號(經修訂)—「現金流量表」

產生現金流動之活動已被重新分類。因此，年內之現金流動已按照營業、投資及融資活動重新分類。截至二零零二年六月三十日止年度，一億零二百五十萬元來自税項之現金流出淨額已重新歸類為營業活動現金流動；一億二千萬元之已收股息及利息則歸類為投資活動現金流動；四億一千九百七十萬元之財務費用及十二億零三百九十萬元之已付股息已重新歸類為融資現金流動。

4. 《會計實務準則》第三十四號—「僱員福利」

《會計實務準則》第三十四號是一項新頒布之準則，規定處理僱員福利應採用之會計方法及披露。是項準則並無對賬項帶來重大影響。

(t) Changes in accounting policies and presentation of accounts (Continued)

3. SSAP 15 (Revised) "Cash flow statements"

A revised classification of activities from which cash flows are derived has been made. As a result, cash flow during the year has been reclassified by operating, investing and financing activities. For the year ended 30 June 2002, net cash outflow from taxation of $102.5 million has been reclassified as operating cash flow, dividend and interest received of $120 million have been reclassified as investing cash flow, finance costs paid of $419.7 million and dividends paid of $1,203.9 million have been reclassified as financing cash flow.

4. SSAP 34 "Employee benefits"

This new SSAP 34 prescribes the accounting and disclosure requirements for employee benefits. This has had no major impact on the accounts.

2 營業額及分部資料 Turnover and Segment Information

本公司之主要業務為控股投資，並透過其附屬公司從事物業租賃以獲取租金收入、物業發展以供銷售及投資，以及停車場管理與物業管理。

營業額指物業租賃及銷售投資物業之收入。按業務及地區分部分析之營業額已載於下文。

The principal activities of the Company are investment holding and, through its subsidiaries, property leasing for rental income, property development for sale and investment, car park management and property management.

Turnover represents revenue from property leasing and sale of investment properties. An analysis of turnover by business and geographical segments is set out below.

以港幣為單位 Expressed in Hong Kong dollars

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(甲) 業務分部 (a) Business segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業租賃	Property leasing	**2,024.1**	1,902.4	**1,473.5**	1,461.9
物業銷售	Property sales				
一投資物業	– investment properties	**118.4**	480.8	**37.8**	130.7
		2,142.5	2,383.2	**1,511.3**	1,592.6
其他收入(附註)	Other income (Note)			**60.4**	93.0
行政費用	Administrative expenses			**(88.3)**	(88.6)
財務費用	Finance costs			**(272.2)**	(256.9)
營業溢利	Operating profit			**1,211.2**	1,340.1
應佔合營公司業績	Share of results of jointly controlled entities				
物業租賃	Property leasing			**52.9**	66.3
除稅前溢利	Profit before taxation			**1,264.1**	1,406.4

附註：其他收入包括酒店業務一百五十萬元，其業務乃從收購格蘭酒店集團有限公司而一併購入，並於二零零二年十二月三十一日終止。

Note: Other income includes hotel results of $1.5 million, the operations of which were acquired as part of the Grand Hotel Holdings Limited acquisition and have ceased with effect from 31 December 2002.

以港幣為單位 | Expressed in Hong Kong dollars

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(甲) 業務分部(續) (a) Business segment (Continued)

(ii) 分部資產及負債 (ii) Segment assets and liabilities

		資產 Assets		負債 Liabilities	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業租賃	Property leasing				
集團	Group	**28,535.4**	26,267.0	**728.7**	738.6
於合營公司之權益	Interest in jointly controlled entities	**364.5**	1,486.0	**-**	-
物業銷售	Property sales	**10,778.6**	8,493.8	**392.3**	277.2
未分類(附註)	Unallocated (Note)	**1,186.9**	3,211.5	**13,555.7**	11,868.6
		40,865.4	39,458.3	**14,676.7**	12,884.4

附註：未分類之項目主要包括金融及共同資產，包括現金及存款十一億零三百八十萬元(二零零二年：三十一億四千六百萬元)，帶息借貸包括銀行貸款及透支七十九億三千六百八十萬元(二零零二年：六十三億七千一百七十萬元)，以及其他非流動負債四十七億一千六百一十萬元(二零零二年：四十七億三千九百四十萬元)。

Note: Unallocated items mainly comprise financial and corporate assets including cash and deposits of $1,103.8 million (2002: $3,146.0 million), and interest-bearing borrowings including bank loans and overdrafts of $7,936.8 million (2002: $6,371.7 million) and other non-current liabilities of $4,716.1 million (2002: $4,739.4 million).

(iii) 資本開支及折舊 (iii) Capital expenditure and depreciation

		資本開支 Capital expenditure		折舊 Depreciation	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
物業租賃	Property leasing	**1,453.9**	271.9	**16.3**	22.5

以港幣為單位 *Expressed in Hong Kong dollars*

2 營業額及分部資料(續) Turnover and Segment Information (Continued)

(乙) 地區分部 (b) Geographical segment

(i) 分部收入及業績 (i) Segment revenue and results

		分部收入 Segment revenue		分部業績 Segment results	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
集團	Group				
香港	Hong Kong	**1,830.0**	2,182.2	**1,293.5**	1,459.1
中國大陸	Mainland China	**312.5**	201.0	**217.8**	133.5
		2,142.5	2,383.2	**1,511.3**	1,592.6
合營公司	Jointly controlled entities				
香港	Hong Kong			**28.3**	30.2
中國中陸	Mainland China			**24.6**	36.1
				52.9	66.3

(ii) 分部資產 (ii) Segment assets

		2003 百萬元 $Million	2002 百萬元 $Million
香港	Hong Kong	**33,789.7**	31,992.5
中國大陸	Mainland China	**5,524.3**	2,768.3
		39,314.0	34,760.8

(iii) 資本開支 (iii) Capital expenditure

		2003 百萬元 $Million	2002 百萬元 $Million
香港	Hong Kong	**1,440.3**	268.5
中國大陸	Mainland China	**13.6**	3.4
		1,453.9	271.9

以港幣為單位 *Expressed in Hong Kong dollars*

3 營業溢利 Operating Profit

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
營業溢利已扣除下列各項：	Operating profit is arrived at after charging:		
須於五年內償還之銀行貸款及其他借貸之利息	Interest on bank loans and other borrowings repayable within 5 years	**309.9**	347.3
須於五年後償還之銀行貸款利息	Interest on bank loans repayable after 5 years	**22.8**	–
融資租約費用	Finance lease charges	**58.1**	60.8
攤銷已扣除溢價之可換股債券發行費用淨額	Amortisation of issuing costs net of premium of Convertible Bonds	**23.8**	3.3
其他輔助借貸支出	Other ancillary borrowing costs	**27.6**	37.5
借貸支出總額	Total borrowing costs	**442.2**	448.9
減：借貸支出資本化(附註)	Less: Borrowing costs capitalised (Note)	**(170.0)**	(192.0)
財務費用	Finance costs	**272.2**	256.9
核數師酬金	Auditors' remuneration	**2.4**	2.4
已出售之投資物業之成本	Cost of investment properties sold	**78.1**	344.8
折舊	Depreciation	**16.3**	22.5
營業租約費用	Operating lease charges	**92.6**	37.1
職工成本	Staff costs	**239.5**	122.9
並已計入：	and after crediting:		
租金收入，已扣除直接支出五億三千四百三十萬元(二零零二年：四億五千一百八十萬元)，包括或然租金三千二百五十萬元(二零零二年：一千七百萬元)	Rental income less direct outgoings of $534.3 million (2002: $451.8 million), including contingent rentals of $32.5 million (2002: $17.0 million)	**1,489.8**	1,450.6
利息收入	Interest income	**38.7**	93.0

附註：發展中物業之借貸支出按每年百分之三點五(二零零二年：百分之三點八)之平均率資本化。

Note: The borrowing costs have been capitalised at an average rate of 3.5% (2002: 3.8%) per annum for properties under development.

以港幣為單位 *Expressed in Hong Kong dollars*

4 董事及高級管理層之酬金 Emoluments of Directors and Senior Management

根據香港《公司條例》第一百六十一條及一百六十一甲條所列報之董事酬金如下：

Directors' emoluments disclosed pursuant to Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
袍金	Fees		
獨立非執行董事	Independent Non-Executive Directors	**0.4**	0.2
其他董事	Other directors	**0.3**	0.3
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**7.1**	-
本集團對退休金計劃之供款	Group's contributions to retirement scheme	**0.6**	-
酌定花紅	Discretionary bonuses	**10.8**	-
		19.2	0.5

除以上酬金外，本公司根據本公司之最終控股公司，恒隆集團有限公司(「恒隆集團」)之股份期權計劃向某些董事授予股份期權。

In addition to the above emoluments, certain directors were granted share options under the share option scheme of the Company's ultimate holding company, Hang Lung Group Limited ("HLG").

根據本集團去年之重組，所有新地產項目已由本集團管理，並從二零零二年七月起，本集團已直接僱用在香港之員工，代替以往按其成本支付予恒隆集團之費用。

Following the Group restructuring last year whereby all new projects have been handled by the Group, the Group has employed staff in Hong Kong directly with effect from July 2002 instead of reimbursing actual costs to HLG as previously.

酬金介乎下列組別之董事數目如下：

The number of directors whose emoluments fell within the following bands is as follows:

		董事數目 Number of directors	
		2003	2002
無 — 1,000,000元	Nil - $1,000,000	**5**	10
1,500,001元 — 2,000,000元	$1,500,001 - $2,000,000	**1**	-
4,000,001元 — 4,500,000元	$4,000,001 - $4,500,000	**2**	-
8,500,001元 — 9,000,000元	$8,500,001 - $9,000,000	**1**	-
		9	10

以港幣為單位 *Expressed in Hong Kong dollars*

4 董事及高級管理層之酬金(續) Emoluments of Directors and Senior Management (Continued)

本集團五名最高薪酬人士，包括於二零零三年度三名董事之酬金，如下：

The emoluments of the five highest paid individuals in the Group, including three directors for 2003, are as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
袍金	Fees	**0.2**	–
薪金、津貼及實物利益	Salaries, allowances and benefits in kind	**9.2**	0.8
本集團對退休金計劃之供款	Group's contributions to retirement scheme	**0.8**	0.1
酌定花紅	Discretionary bonuses	**11.8**	–
		22.0	0.9

五名最高薪酬人士，包括於二零零三年度三名董事之酬金，介乎下列組別內：

The emoluments of the five highest paid individuals, including three directors for 2003, fell within the following bands:

		人數 Number of individuals	
		2003	2002
無 – 1,000,000元	Nil – $1,000,000	**–**	5
2,000,001元 – 2,500,000元	$2,000,001 – $2,500,000	**1**	–
2,500,001元 – 3,000,000元	$2,500,001 – $3,000,000	**1**	–
4,000,001元 – 4,500,000元	$4,000,001 – $4,500,000	**2**	–
8,500,001元 – 9,000,000元	$8,500,001 – $9,000,000	**1**	–
		5	5

以港幣為單位 *Expressed in Hong Kong dollars*

5 稅項 Taxation

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
(甲) 綜合收益表內之稅項為：	(a) Taxation in the consolidated income statement represents:		
本年度香港利得稅準備按稅率百分之十七點五(二零零二年：百分之十六)計算	Provision for Hong Kong profits tax at 17.5% (2002: 16%) for the year	**122.5**	126.8
以往年度之估計準備少提／(多提)	Estimated under/(over)provision in respect of previous years	**25.3**	(8.1)
應佔合營公司稅項	Share of jointly controlled entities' taxation	**4.5**	4.4
		152.3	123.1

由於年內之免稅額足以抵銷中國所得稅應課稅額，故年內並無就中國所得稅提撥準備。

No provision has been made for PRC income tax for the year as tax allowances are available to offset PRC taxable income for the year.

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
(乙) 資產負債表內之稅項為：	(b) Taxation in the balance sheets represents:				
本年度香港利得稅準備	Provision for Hong Kong profits tax for the year	**122.5**	126.8	**0.7**	1.2
以往年度之估計香港利得稅準備	Estimated provision for Hong Kong profits tax relating to previous years	**223.6**	185.7	**-**	6.0
		346.1	312.5	**0.7**	7.2

以港幣為單位 Expressed in Hong Kong dollars

5 稅項(續) Taxation (Continued)

(丙) 本集團現正與稅務局就過往年度稅項計算中涉及某些利息支出之扣稅爭議進行商討。於結算日，上述爭議之結果仍未能確定，而為審慎起見，已於過往賬項內作出重大之稅項撥備。

(c) The Group is currently in discussion with the Inland Revenue Department regarding a dispute over the deductibility of certain interest payments in previous years' tax computations. As at the balance sheet date, the outcome of the said dispute remained undetermined and substantial tax provision has previously been made in the accounts on the grounds of prudence.

(丁) 遞延稅項負債指因未能合理保證可實現而未有撥備之未來稅款包括(i)因出售投資物業涉及之結餘課稅款項一億一千五百二十萬元(二零零二年：八千零七十萬元)及(ii)出售位於國內投資物業稅項之二億八千一百萬元(二零零二年：無)。

(d) Deferred tax liability being future taxation arising from (i) balancing charges upon disposal of investment properties of $115.2 million (2002: $80.7 million) and (ii) disposal of PRC investment properties of $281.0 million (2002: Nil) has not been provided as its realisation is not assured beyond reasonable doubt.

(戊) 因未用之稅務虧損而產生之未有確認之遞延稅項資產總值為八千八百四十萬元(二零零二年：四千四百四十萬元)。此遞延稅項資產因未能合理保證可實現而未有確認。

(e) The total amount of unrecognised deferred tax assets arising from unutilised tax losses is $88.4 million (2002: $44.4 million) and has not been recognised as its realisation is not assured beyond reasonable doubt.

6 普通股股東應佔純利 Net Profit Attributable to Ordinary Shareholders

普通股股東應佔純利包括本公司賬項內之溢利為十九億零八百五十萬元(二零零二年：二十五億六千二百五十萬元)。

Net profit attributable to ordinary shareholders includes a profit of $1,908.5 million (2002: $2,562.5 million) which has been dealt with in the accounts of the Company.

以港幣為單位 *Expressed in Hong Kong dollars*

7 股息 Dividends

		2003 百萬元 $Million	2002 百萬元 $Million
優先股股息	Preference dividend		
就一九九三年十一月所發行每股面值港幣七千五百元並可參照每股一千美元之款額收取年息五點五厘股息之可換股累積優先股而派發之股息	Dividend on the convertible cumulative preference shares of HK$7,500 each issued in November 1993 which bear dividend at 5.5% per annum on a reference amount of US$1,000 each		
已派發	Amount paid	**18.1**	18.1
應派發	Amount payable	**30.2**	30.2
		48.3	48.3
普通股股息	Ordinary dividends		
已派中期股息每股一角一仙(二零零二年：一角一仙)	Interim dividend paid of 11 cents (2002: 11 cents) per share	**317.8**	317.8
擬派末期股息每股二角九仙(二零零二年：二角九仙)	Proposed final dividend of 29 cents (2002: 29 cents) per share	**837.9**	837.9
		1,155.7	1,155.7

於結算日後擬派之末期普通股股息，並無確認為結算日之負債。

The final ordinary dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

以港幣為單位 *Expressed in Hong Kong dollars*

8 每股普通股盈利 Earnings per Ordinary Share

每股普通股之基本及攤薄盈利乃按下列數據計算：

The calculation of basic and diluted earnings per ordinary share is based on the following data:

		2003 **百萬元** **$Million**	2002 百萬元 $Million
用以計算每股普通股基本盈利之盈利(即普通股股東應佔純利)	Earnings for calculation of basic earnings per ordinary share (net profit attributable to ordinary shareholders)	**1,010.1**	1,207.0
具攤薄作用之潛在普通股之影響 可換股債券之利息	Effect of dilutive potential ordinary shares Interest on convertible bonds	**116.4**	21.2
用以計算每股普通股攤薄盈利之盈利	Earnings for calculation of diluted earnings per ordinary share	**1,126.5**	1,228.2

		股份數目 Number of shares	
		2003	2002
用以計算每股普通股基本盈利之股份加權平均數	Weighted average number of shares used in calculating basic earnings per ordinary share	**2,889,333,907**	2,889,816,566
具攤薄作用之潛在普通股之影響 －可換股債券	Effect of dilutive potential ordinary shares - convertible bonds	**383,333,333**	71,963,471
用以計算每股普通股攤薄盈利之股份加權平均數	Weighted average number of shares used in calculating diluted earnings per ordinary share	**3,272,667,240**	2,961,780,037

以港幣為單位 *Expressed in Hong Kong dollars*

9 固定資產－集團 Fixed Assets – Group

		投資物業 Investment properties 百萬元 $Million	發展中物業 Properties under development 百萬元 $Million	其他固定資產 Other fixed assets 百萬元 $Million	合計 Total 百萬元 $Million
成本值或估值：	Cost or valuation:				
於二零零二年七月一日	At 1 July 2002	25,221.1	1,120.2	29.6	26,370.9
因收購附屬公司之添置	Additions from acquisition of subsidiaries	1,220.0	-	-	1,220.0
從合營公司轉變至附屬公司	Change of jointly controlled entity to subsidiary	1,945.0	-	-	1,945.0
其他添置	Other additions	114.0	94.7	25.2	233.9
出售	Disposals	(103.8)	-	(0.5)	(104.3)
重估減值	Deficit on revaluation	(978.4)	-	-	(978.4)
於二零零三年六月三十日	**At 30 June 2003**	**27,417.9**	**1,214.9**	**54.3**	**28,687.1**
累計折舊：	Accumulated depreciation:				
於二零零二年七月一日	At 1 July 2002	235.1	-	5.1	240.2
本年度折舊	Charge for the year	10.7	-	5.6	16.3
因出售撥回	Written back on disposal	-	-	(0.4)	(0.4)
於二零零三年六月三十日	**At 30 June 2003**	**245.8**	**-**	**10.3**	**256.1**
賬面淨值：	Net book value:				
於二零零三年六月三十日	**At 30 June 2003**	**27,172.1**	**1,214.9**	**44.0**	**28,431.0**
於二零零二年六月三十日	At 30 June 2002	24,986.0	1,120.2	24.5	26,130.7

固定資產於二零零三年六月三十日之成本值或估值如下：

Cost or valuation of the fixed assets at 30 June 2003 is made up as follows:

估值	**Valuation**	**27,080.0**	**-**	**-**	**27,080.0**
成本值	**Cost**	**337.9**	**1,214.9**	**54.3**	**1,607.1**
		27,417.9	**1,214.9**	**54.3**	**28,687.1**

以港幣為單位 *Expressed in Hong Kong dollars*

9 固定資產－集團(續) Fixed Assets – Group (Continued)

物業之賬面淨值分析如下： An analysis of net book value of properties is as follows:

		投資物業 Investment properties		發展中物業 Properties under development	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
香港長期地契	Long leases in Hong Kong	**16,029.0**	16,045.5	**673.8**	667.7
香港中期地契	Medium term leases in Hong Kong	**6,091.0**	6,539.0	**-**	-
香港以外地區中期地契	Medium term leases outside Hong Kong	**4,960.0**	2,301.0	**541.1**	452.5
香港短期地契	Short lease in Hong Kong	**92.1**	100.5	**-**	-
		27,172.1	24,986.0	**1,214.9**	1,120.2

集團所有長期及中期地契投資物業均於二零零三年六月三十日由特許測量師卓德測計師行有限公司根據租金總值，並計入租約屆滿續租時租值升幅後之可能收益而按公開市值進行之估值而釐定。

All investment properties of the Group held under long and medium term leases were revalued as at 30 June 2003 by Chesterton Petty Limited, chartered surveyors, on an open market value basis calculated on total rental income after taking into account reversionary income potential.

集團投資物業之賬面淨值二百七十一億七千二百一十萬元(二零零二年：二百四十九億八千六百萬元)內包括根據融資租約而持有之資產，其賬面淨值為十七億七千六百萬元(二零零二年：十九億二千萬元)。

The net book value of investment properties of the Group of $27,172.1 million (2002: $24,986.0 million) includes an amount of $1,776.0 million (2002: $1,920.0 million) in respect of an asset held under a finance lease.

本集團根據營業租約出租及按融資租約分租其投資物業。該等租約一般之租期初步訂為兩至五年，其中部分獲給予續約選擇權，屆時所有條款均重新議訂。長期租約通常會訂明重新檢討或調整之條款，而本集團之租約中每年都有某相若比例期滿續約。若干租約包括或然租金，並參考物業之收入而釐定。

The Group leases out its investment properties under operating leases and subleases in respect of those under finance lease. Leases typically run for an initial period of two to five years, with some having the option to renew, at which time all terms are renegotiated. Long term leases usually contain rent review or adjustment clauses and the Group has a regular proportion of its leases up for renewal each year. Certain leases include contingent rentals calculated with reference to revenue from the properties.

以港幣為單位 *Expressed in Hong Kong dollars*

9 固定資產－集團(續) Fixed Assets – Group (Continued)

於六月三十日，根據不可撤銷之營業租約最少應收之未來租金總額如下：

At 30 June, total future minimum lease payments receivable under non-cancellable operating leases were as follows:

		集團 Group		
		分租 Subleases	其他租約 Other leases	總額 Total
			2003	
		百萬元 $Million	**百萬元 $Million**	**百萬元 $Million**
一年內	Within 1 year	**174.7**	**1,387.2**	**1,561.9**
一年後但五年內	After 1 year but within 5 years	**265.2**	**1,368.7**	**1,633.9**
五年後	After 5 years	**205.2**	**312.4**	**517.6**
		645.1	**3,068.3**	**3,713.4**
			2002	
		百萬元 $Million	百萬元 $Million	百萬元 $Million
一年內	Within 1 year	192.0	1,294.4	1,486.4
一年後但五年內	After 1 year but within 5 years	311.2	1,306.5	1,617.7
五年後	After 5 years	258.6	365.8	624.4
		761.8	2,966.7	3,728.5

以港幣為單位 Expressed in Hong Kong dollars

10 附屬公司權益 Interest in Subsidiaries

		公司 Company	
		2003	2002
		百萬元	百萬元
		$Million	$Million
非上市股份，成本值	Unlisted shares, at cost	**3,894.4**	3,893.7
應收附屬公司款項	Amounts due from subsidiaries	**21,072.0**	20,009.3
應付附屬公司款項	Amounts due to subsidiaries	**(4,623.4)**	(4,330.2)
		20,343.0	19,572.8

各主要附屬公司之詳細資料載於附註31項內。

Details of principal subsidiaries are set out in note 31.

於本年度內，本集團以十二億六千一百七十萬元收購格蘭酒店集團有限公司百份之一百權益，並以現金支付。因此，本集團之全年溢利增加一千一百一十萬元及年終資產淨值減少一億五千七百四十萬元。

During the year, the Group acquired 100% interest in Grand Hotel Holdings Limited for $1,261.7 million, satisfied in cash. As a result, the Group's profit for the year has been increased by $11.1 million and the net assets at year end have been decreased by $157.4 million.

11 合營公司權益 Interest in Jointly Controlled Entities

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
應佔資產淨值－非上市股份	Share of net assets – unlisted shares	**345.2**	340.2
應收合營公司款項	Amounts due from jointly controlled entities	**19.3**	1,145.8
		364.5	1,486.0

各合營公司之詳細資料載於附註32項內。

Details of jointly controlled entities are set out in note 32.

於本年度內，本集團於上海港匯房地產開發有限公司之商場部份權益由百份之四十七點三增加至百份之六十六點三，並以股東貸款支付。因此，本集團之全年溢利及年終資產淨值分別增加九百九十萬元及四千零五十萬元；而此合資企業亦轉變成本集團之附屬公司。

During the year, the Group increased its attributable interest in the commercial portion of Shanghai Kong Hui Property Development Co., Ltd. from 47.3% to 66.3%, satisfied by shareholder loan. As a result, the Group's profit for the year and net assets at year end have been increased by $9.9 million and $40.5 million respectively, and such equity joint venture has become a subsidiary of the Group.

以港幣為單位 *Expressed in Hong Kong dollars*

12 貸款及投資 Loans and Investments

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
非上市股份，成本值	Unlisted shares, at cost	**0.1**	0.1
貸款	Advances	**10.8**	11.9
		10.9	12.0
按揭貸款(附註)	Mortgage loans (Note)	**6.0**	7.5
		16.9	19.5

附註： 按揭貸款以物業作抵押。

Note : The mortgage loans are secured on properties.

13 發展中物業 Properties under Development

發展中物業位於香港，並沒有物業(二零零二年：八十一億六千萬元)預期於一年後落成以供出售。

Properties under development are located in Hong Kong. None of which (2002: $8,160.0 million) are expected to be completed for sale after one year.

14 應收賬款及其他應收款 Trade and Other Receivables

已計入應收賬款及其他應收款之應收賬款其賬齡分析如下：

Included in trade and other receivables are trade debtors with the following ageing analysis:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
一個月內	Within 1 month	**52.7**	87.6
一至三個月	1 – 3 months	**25.4**	18.3
三個月以上	Over 3 months	**1.5**	2.2
		79.6	108.1

本集團設有特定之信貸政策，並定期編製應收賬款之賬齡分析及作出密切監察，以便把任何與應收賬款有關之信貸風險減至最低。

The Group maintains a defined credit policy. An ageing analysis of trade debtors is prepared on a regular basis and is closely monitored to minimise any credit risk associated with receivables.

以港幣為單位 Expressed in Hong Kong dollars

15 銀行貸款及透支 Bank Loans and Overdrafts

於六月三十日無抵押銀行貸款及透支之還款期如下：

At 30 June, bank loans and overdrafts were unsecured and repayable as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
一年內或即期	Within 1 year or on demand	**600.8**	304.8
一年後但兩年內	After 1 year but within 2 years	**–**	816.9
兩年後但五年內	After 2 years but within 5 years	**5,336.0**	5,250.0
一年後但五年內總計	Total after 1 year but within 5 years	**5,336.0**	6,066.9
五年後	After 5 years	**2,000.0**	–
		7,336.0	6,066.9
		7,936.8	6,371.7

16 應付賬款及其他應付款 Trade and Other Payables

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
應付款及應計費用(附註i)	Creditors and accrued expenses (Note i)	**876.3**	678.3	**4.6**	2.9
已收按金(附註ii)	Deposits received (Note ii)	**469.0**	438.8	**–**	–
應付同系附屬公司款	Amounts due to fellow subsidiaries	**302.2**	313.5	**–**	–
		1,647.5	1,430.6	**4.6**	2.9

附註： (i) 應付款及應計費用包括預期於一年內不會償付之保留款項一億一千零五十萬元(二零零二年：一億零三百一十萬元)。

(ii) 已收之四億六千八百九十萬元(二零零二年：四億三千六百九十萬元)按金預期於一年內不會償付。

Notes: (i) Creditors and accrued expenses include retention money payable of $110.5 million (2002:$103.1 million) which is not expected to be settled within one year.

(ii) Deposits received of $468.9 million (2002: $436.9 million) are not expected to be settled within one year.

以港幣為單位 *Expressed in Hong Kong dollars*

16 應付賬款及其他應付款(續) Trade and Other Payables (Continued)

已計入應付賬款及其他應付款之應付賬款其賬齡分析如下：

Included in trade and other payables are trade creditors with the following ageing analysis:

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
一個月內	Within 1 month	**400.5**	277.7	**–**	–
三個月以上	Over 3 months	**251.5**	299.3	**0.3**	0.3
		652.0	577.0	**0.3**	0.3

17 可換股債券 Convertible Bonds

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
本金	Principal amount	**3,450.0**	3,450.0
減：發行費用扣除溢價後之淨額	Less: Issuing costs net of premium	**(35.9)**	(59.7)
		3,414.1	3,390.3

本公司之附屬公司發行之債券已於二零零二年三月在盧森堡證券交易所上市。該等債券可於二零零七年三月二十日或以前按換股價每股九元轉換為本公司之普通股。該等債券亦可由二零零四年三月二十七日至二零零七年三月二十七日期間，按該等債券之有關條款以本金額贖回。年內並無轉換任何債券。

The bonds were issued by the Company's subsidiary and were listed in March 2002 on the Luxembourg Stock Exchange. The bonds are convertible into the Company's ordinary shares at a conversion price of $9 per share on or before 20 March 2007. The bonds are redeemable at their principal amount from 27 March 2004 to 27 March 2007 according to relevant terms and conditions of the bonds. No bonds have been converted during the year.

以港幣為單位 *Expressed in Hong Kong dollars*

18 其他長期負債 Other Long Term Liabilities

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
融資租約承擔(附註19)	Finance lease obligations (Note 19)	**761.3**	808.4
於二零零四年到期贖回之浮息票據(附註)	Floating rate notes due 2004 (Note)	**540.0**	540.0
須補地價	Land premium	**0.7**	0.7
		1,302.0	1,349.1

附註：該等浮息票據由本公司之附屬公司發行，並於一九九九年十月起在香港聯合交易所有限公司掛牌。

Note: The floating rate notes were issued by the Company's subsidiary and were listed in October 1999 on The Stock Exchange of Hong Kong Limited.

以港幣為單位 *Expressed in Hong Kong dollars*

19 融資租約承擔 Finance Lease Obligations

融資租約最少應付之租金總額及其現值如下：

Total minimum lease payments under finance lease and their present values are as follows:

		集團 Group		
		最少應付之租金額之現值 Present value of minimum lease payments	將於未來年度計入之利息費用 Interest expenses relating to future periods	最少應付之租金總額 Total minimum lease payments
			2003	
		百萬元 $Million	**百萬元 $Million**	**百萬元 $Million**
應付金額	Amounts payable			
一年內	Within 1 year	**47.1**	**55.1**	**102.2**
一年後但五年內	After 1 year but within 5 years	**274.2**	**179.1**	**453.3**
五年後	After 5 years	**487.1**	**79.7**	**566.8**
		761.3	**258.8**	**1,020.1**
		808.4	**313.9**	**1,122.3**
			2002	
		百萬元 $Million	百萬元 $Million	百萬元 $Million
應付金額	Amounts payable			
一年內	Within 1 year	40.4	58.1	98.5
一年後但五年內	After 1 year but within 5 years	238.4	196.9	435.3
五年後	After 5 years	570.0	117.0	687.0
		808.4	313.9	1,122.3
		848.8	372.0	1,220.8

以港幣為單位 *Expressed in Hong Kong dollars*

20 少數股東權益 Minority Interests

		集團 Group 2003 百萬元 $Million	2002 百萬元 $Million
應佔附屬公司權益及儲備	Share of equity and reserves in subsidiaries	**216.4**	(81.2)
少數股東注資	Contributions from minority shareholders	**1,133.1**	542.7
		1,349.5	461.5

21 股本 Share Capital

		2003 百萬元 $Million	2002 百萬元 $Million
法定	Authorised		
普通股四十五億股，每股面值一元	4,500,000,000 ordinary shares of $1 each	**4,500.0**	4,500.0
可換股累積優先股二十萬股，息率五點五厘，每股面值七千五百元	200,000 5.5% convertible cumulative preference shares of $7,500 each	**1,500.0**	1,500.0
		6,000.0	6,000.0
已發行及繳足	Issued and fully paid		
普通股二十八億八千九百三十三萬三千九百零七股(二零零二年：二十八億八千九百三十三萬三千九百零七股)，每股面值一元	2,889,333,907 (2002: 2,889,333,907) ordinary shares of $1 each	**2,889.3**	2,889.3
可換股累積優先股十一萬二千四百三十五股(二零零二年：十一萬二千四百三十五股)，息率五點五厘，每股面值七千五百元	112,435 (2002: 112,435) 5.5% convertible cumulative preference shares of $7,500 each	**843.3**	843.3
		3,732.6	3,732.6

可換股累積優先股

於結算日並未換股之十一萬二千四百三十五股(二零零二年：十一萬二千四百三十五股)可換股累積優先股，附有可轉換八千六百一十二萬五千二百一十股(二零零二年：八千六百一十二萬五千二百一十股)普通股之換股權。有關換股權可由一九九三年十二月二十六日起隨時行使。

Convertible Cumulative Preference Shares

As of balance sheet date, the number of outstanding convertible cumulative preference shares is 112,435 (2002: 112,435) with conversion rights to 86,125,210 (2002: 86,125,210) ordinary shares, exercisable at any time from 26 December 1993.

以港幣為單位 *Expressed in Hong Kong dollars*

22 儲備 Reserves

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
資本儲備	Capital reserves				
股份溢價	Share premium	**8,464.5**	8,464.5	**8,464.5**	8,464.5
投資物業重估儲備：	Investment property revaluation reserve:				
於七月一日	At 1 July	**4,528.4**	6,285.2	**-**	38.8
合營公司轉變為附屬公司產生之減值	Deficit on change of jointly controlled entity to subsidiary	**(119.6)**	-	**-**	-
年內之減值	Deficit for the year	**(1,057.2)**	(1,631.3)	**-**	-
出售物業所變現之增值	Surplus realised on property disposal	**(25.4)**	(125.5)	**-**	(38.8)
於六月三十日	At 30 June	**3,326.2**	4,528.4	**-**	-
編製綜合賬而產生之資本儲備：	Capital reserve on consolidation:				
於七月一日	At 1 July	**275.6**	275.6	**-**	-
出售物業變現	Realised on property disposal	**(0.3)**	-	**-**	-
於六月三十日	At 30 June	**275.3**	275.6	**-**	-
應佔合營公司之投資物業之重估儲備：	Revaluation reserve attributable to investment properties held by jointly controlled entities:				
於七月一日	At 1 July	**113.0**	139.5	**-**	-
因權益轉變而撥入之投資物業重估儲備	Transfer to investment property revaluation reserve on change of interest	**119.6**	-	**-**	-
年內之減值	Deficit for the year	**(44.7)**	(26.5)	**-**	-
於六月三十日	At 30 June	**187.9**	113.0	**-**	-
資本贖回儲備：	Capital redemption reserve:				
於七月一日	At 1 July	**1,308.4**	1,306.6	**1,308.4**	1,306.6
回購普通股股份	Repurchase of ordinary shares	**-**	1.8	**-**	1.8
於六月三十日	At 30 June	**1,308.4**	1,308.4	**1,308.4**	1,308.4
換算海外附屬公司賬項所產生匯兑變動儲備	Exchange fluctuation reserve arising on translation of overseas subsidiaries	**13.8**	13.8	**-**	-
		13,576.1	14,703.7	**9,772.9**	9,772.9

以港幣為單位 *Expressed in Hong Kong dollars*

22 儲備(續) Reserves (Continued)

		集團 Group		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million	**2003 百萬元 $Million**	2002 百萬元 $Million
保留溢利	Retained profits				
於七月一日	At 1 July	**7,676.1**	7,637.9	**6,060.8**	4,667.1
本年度純利	Net profit for the year	**1,010.1**	1,207.0	**1,908.5**	2,562.5
去年度末期股息	Final dividend in respect of previous year	**(837.9)**	(838.4)	**(837.9)**	(838.4)
本年度中期股息	Interim dividend in respect of current year	**(317.8)**	(317.8)	**(317.8)**	(317.8)
去年度就普通股股息多提之準備	Ordinary dividends overprovided for previous year	**-**	0.6	**-**	0.6
支付回購普通股之總代價	Aggregate consideration paid on ordinary shares repurchased	**-**	(13.2)	**-**	(13.2)
於六月三十日	At 30 June	**7,530.5**	7,676.1	**6,813.6**	6,060.8
		21,106.6	22,379.8	**16,586.5**	15,833.7

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
保留溢利報表：	Statement of retained profits:		
集團公司	Group companies	**7,412.8**	7,488.3
合營公司	Jointly controlled entities	**117.7**	187.8
		7,530.5	7,676.1

於二零零三年六月三十日，本公司可供分派予股東之儲備金總額為六十八億一千三百六十萬元(二零零二年：六十億六千零八十萬元)。

The aggregate amount of the Company's reserves available for distribution to shareholders at 30 June 2003 was $6,813.6 million (2002: $6,060.8 million).

鑑於若以賬面結存價值出售投資物業所產生之資本增值並不會產生巨額應課稅項，故該等物業產生之重估增值毋須承擔遞延稅項。

Revaluation surpluses arising from the valuation of investment properties are not subject to deferred taxation as the disposal of these assets at their carrying value would result in capital gains which are not subject to any material tax liability.

以港幣為單位 *Expressed in Hong Kong dollars*

23 綜合現金流量表附註 Notes to the Consolidated Cash Flow Statement

(甲) (用於)／來自經營業務之現金 (a) Cash (used in)/generated from operations

		2003 百萬元 $Million	2002 百萬元 $Million
營業溢利	Operating profit	**1,211.2**	1,340.1
利息收入	Interest income	**(38.7)**	(93.0)
融資租約費用	Finance lease charges	**58.1**	60.8
利息及其他輔助借貸支出	Interest and other ancillary borrowing costs	**214.1**	196.1
折舊	Depreciation	**16.3**	22.5
出售投資物業之溢利	Profit on disposal of investment properties	**(37.8)**	(130.7)
發展中物業之增加	Increase in properties under development	**(2,114.9)**	(1,045.9)
應收賬款及其他應收款之(增加)／減少	(Increase)/Decrease in trade and other receivables	**(16.8)**	5.1
應付款及應計費用之增加	Increase in creditors and accrued expenses	**48.0**	103.3
已收按金之減少	Decrease in deposits received	**(16.0)**	(10.5)
應付同系附屬公司款項之減少	Decrease in amounts due to fellow subsidiaries	**(11.3)**	(176.6)
(用於)／來自經營業務之現金	Cash (used in)/generated from operations	**(687.8)**	271.2

(乙) 收購附屬公司 (b) Acquisition of subsidiaries

		2003 百萬元 $Million
已收購資產淨值	Net assets acquired	
固定資產	Fixed assets	**1,220.0**
現金及銀行存款	Cash and bank balances	**121.7**
其他資產及負債	Other assets and liabilities	**(80.0)**
以現金支付之總收購價	Total purchase price paid, satisfied in cash	**1,261.7**
減：被收購附屬公司之現金	Less: cash of subsidiaries acquired	**(121.7)**
用於收購附屬公司之現金淨值	Net cash used in acquisition of subsidiaries	**(1,140.0)**

以港幣為單位 | Expressed in Hong Kong dollars

23 綜合現金流量表附註(續) Notes to the Consolidated Cash Flow Statement (Continued)

(丙) 現金及現金等價物 (c) Cash and cash equivalents

		2003 百萬元 $Million	2002 百萬元 $Million
現金及銀行存款	Cash and deposits with banks	**1,103.8**	3,146.0
銀行透支	Bank overdrafts	**-**	(4.8)
		1,103.8	3,141.2

24 或然負債 Contingent Liabilities

於六月三十日之或然負債如下：

At 30 June, contingent liabilities were as follows:

		公司 Company	
		2003 百萬元 $Million	2002 百萬元 $Million
就所獲得之銀行備用信貸而提供之擔保	Guarantees given to banks to secure banking facilities	**11,954.2**	10,374.9

25 承擔 Commitments

(甲) 於六月三十日尚未入賬之資本承擔如下：

(a) At 30 June, capital commitments not provided for in the accounts were as follows:

		集團 Group	
		2003 百萬元 $Million	2002 百萬元 $Million
已簽約	Contracted for	**65.3**	-
已授權但尚未簽約	Authorised but not contracted for	**920.5**	975.0
		985.8	975.0

25 承擔(續) Commitments (Continued)

(乙) 本集團根據十年內屆滿之不可撤銷營業租約租用若干物業。若干租約包括參考物業收入而釐定之或然租金。於六月三十日，未來最少應付之租金總額如下：

(b) The Group leases certain properties under non-cancellable operating leases expiring within ten years. Certain leases include contingent rentals calculated with reference to revenue from the properties. At 30 June, total future minimum lease payments were as follows:

		集團 Group	
		2003	2002
		百萬元	百萬元
		$Million	$Million
一年內	Within 1 year	**75.9**	65.0
一年後但五年內	After 1 year but within 5 years	**294.1**	259.8
五年後	After 5 years	**304.8**	301.0
		674.8	625.8

26 僱員福利 Employee Benefits

(甲) 退休福利

本集團已為其僱員設立界定供款退休金計劃，該計劃下之資產由受託人掌管及專業基金經理管理之獨立基金所持有，與本集團之資產分開處理。

本集團及僱員均按僱員之基本薪金之若干百分比供款，有關百分比按服務年資釐訂。當僱員於可全數獲得其僱主供款前退出該計劃，其遭沒收之僱主供款乃撥入計劃基金之儲備內。受託人可視乎儲備的水平而將股息自基金之儲備撥入基金成員賬戶。本集團可將沒收之供款減少其供款；但年度內本集團並無以此方式削減供款。本集團於年度內之供款總額為一千三百八十萬元(二零零二年：無)，而撥入儲備金之沒收供款金額總數為二百八十萬元(二零零二年：無)。

(a) Retirement benefits

The Group operates a defined contribution provident fund scheme for its employees. The assets of the scheme are held separately from those of the Group, in an independent fund administered by trustees and managed by a professional fund manager.

Contributions are made by both the employer and the employees at a certain percentage of employees' basic salaries, the percentage varying with their length of service. When an employee leaves the scheme prior to his or her interest in the Group's contribution being fully vested, forfeited contributions are credited to reserves of the fund. Depending on the level of reserves, the trustees may credit dividends to members' accounts out of the reserves of the fund. The Group's contributions may be reduced by the forfeited contributions, but there was no such reduction of the Group's contributions during the year. Total contributions made by the Group for the year amounted to $13.8 million (2002: nil) and forfeited sums credited to reserves amounted to $2.8 million (2002: nil).

以港幣為單位 Expressed in Hong Kong dollars

26 僱員福利(續) Employee Benefits (Continued)

(甲) 退休福利(續)

一項集成信託強制性公積金計劃(「強積金計劃」)已成立,並交由一獨立服務機構營辦。僱主及僱員分別按僱員之每月有關收入(上限為二萬元)之百分之五作出強制性供款。本集團之供款會全數及即時歸屬於僱員之賬戶並列為僱員在計劃內之累算權益。本集團於本年度內作出之強積金供款總額為六十萬元(二零零二年:無)。

由於本集團之退休金計劃乃一項獲豁免於強積金條例的職業退休計劃(「職業退休計劃」),職業退休計劃與強積金計劃之成員資格相同,而新僱員可一次性選擇參與職業退休計劃或強積金計劃。

本公司在中華人民共和國(「中國」)上海市經營業務之附屬公司,其僱員乃中國當地市政府所營辦之退休福利計劃(「中國退休福利計劃」)之成員。該中國附屬公司所需承擔之唯一責任,乃按僱員之支薪金額之某個百分比,向該計劃作出供款以作為退休福利資金,而中國當地市政府則承擔該等中國附屬公司之所有現職及將來退休之僱員之退休福利責任。該等中國附屬公司於本年度內作出之供款總額為二百四十萬元(二零零二年:一百六十萬元)。

(乙) 股份補償福利

本公司於二零零二年十一月二十二日設立一份股份期權計劃。此計劃授權本公司董事局邀請被揀選人士(包括集團內任何公司之董事)接受股份期權認購本公司普通股股份。股份期權行使價由董事局於授予股份期權時決定,並必須不低於股份面值、於授予當日股份之收市價及授予前五個交易日之平均收市價。股份期權之有效期,行使期及每個股份期權可認購股份之數目均由董事局於授予當日決定。

年內並無授出股份期權。

(a) Retirement benefits (Continued)

A master trust Mandatory Provident Fund Scheme (the "MPF Scheme") is operated by an independent service provider. Mandatory contributions are made by both the employer and the employees at 5% of the employees' monthly relevant income, up to a limit of $20,000. The Group's contribution will be fully and immediately vested in the employees' accounts as their accrued benefits in the scheme. Total MPF contributions made by the Group for the year amounted to $0.6 million (2002: nil).

As the Group's provident fund scheme is an MPF Exempted Occupational Retirement Scheme (the "ORSO Scheme"), eligibility for membership of the ORSO and MPF Schemes is identical. New employees are offered a one-off option to join either the ORSO or the MPF scheme.

Staff in the Company's subsidiary operating in Shanghai, the People's Republic of China ("PRC"), are members of a retirement benefits scheme (the "PRC RB Scheme") operated by the local municipal government in the PRC. The only obligation of the PRC subsidiary is to contribute a certain percentage of their payroll to the PRC RB Scheme to fund the retirement benefits. The local municipal government in the PRC undertakes to assume the retirement benefits obligations of all existing and future retired employees of the PRC subsidiary. Total contributions made by the PRC subsidiary for the year amounted to $2.4 million (2002: $1.6 million).

(b) Equity compensation benefits

The Company has a share option scheme which was adopted on 22 November 2002, whereby the Board of Directors (the "Board") of the Company are authorised to grant options to selected participants, including directors of any company in the Group, to subscribe for ordinary shares of the Company. The exercise price of the options is determined by the Board at the time of grant, and shall not be less than the nominal value of the shares, the closing price of the shares at the date of grant and the average closing price of the shares for the 5 business days immediately preceding the date of grant. The vesting period, the exercisable period and the number of shares subject to each option are determined by the Board at the time of grant.

No options have been granted during the year.

以港幣為單位 *Expressed in Hong Kong dollars*

27 關連人士交易 Related Party Transactions

(甲) 本集團以總收購價約九億二千四百三十萬元向其最終控股公司，恒隆集團有限公司(「恒隆集團」)及若干附屬公司收購其所有於格蘭酒店集團有限公司之百分之七十四點一「A」股及百分之六十九點六「B」股權益。該收購協議於二零零二年十月九日完成。

(a) The Group acquired the entire interests representing 74.1% 'A' shares and 69.6% 'B' shares in Grant Hotel Holdings Limited from its ultimate holding company, Hang Lung Group Limited ("HLG") and certain fellow subsidiaries at a total consideration of $924.3 million upon the completion of a sale and purchase agreement on 9 October 2002.

(乙) 於本年度內，本集團從恒隆集團收取三百三十萬元(二零零二年：無)作為恒隆集團附屬公司攤分本集團提供之行政服務。該項費用乃經雙方考慮恒隆集團附屬公司之業務量後所同意之金額。

(b) During the year, the Group received $3.3 million (2002: nil) from HLG for its share of administrative services provided to the subsidiaries of HLG. The amount received is mutually agreed by both parties after taking into account of the volume of activities shared by the HLG subsidiaries.

(丙) 本集團之一間同系附屬公司就發展上海之物業計劃－恒隆廣場，向本公司之附屬公司注入資金作為資本投資。於年底之款項為三億零二百二十萬元(二零零二年：三億一千三百五十萬元)。

(c) A fellow subsidiary of the Company contributed funds as capital investment to a subsidiary of the Company for the development of Plaza 66, a property project in Shanghai. The amount outstanding at the end of the year was $302.2 million (2002: $313.5 million).

28 最終控股公司 Ultimate Holding Company

最終控股公司為在香港註冊成立之恒隆集團有限公司。

The ultimate holding company is Hang Lung Group Limited, a company incorporated in Hong Kong.

29 比較數字 Comparative Figures

由於會計政策出現變動，若干比較數字已就此作出調整，詳情載於附註1(酉)。

Certain comparative figures have been re-classified due to the changes in accounting policies, details of which are set out in note 1(t).

以港幣為單位 Expressed in Hong Kong dollars

30 核准賬項 Approval of Accounts

董事局於二零零三年八月二十八日核准並許可發行。

The accounts were approved and authorised for issue by the Board of Directors on 28 August 2003.

31 主要附屬公司 Principal Subsidiaries

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital [$]	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Amoy International Treasury Limited	8	100	100	財務 Financial services	英屬維爾京群島 British Virgin Islands
Antonis Limited	10,000	100	100	物業租賃 Property leasing	香港 Hong Kong
AP City Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Joy Limited*	2	100	-	物業發展 Property development	香港 Hong Kong
AP Properties Limited*	20	85	-	物業發展 Property development	香港 Hong Kong
AP Star Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
AP Success Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Universal Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
AP Win Limited	1,000,000	100	-	物業租賃 Property leasing	香港 Hong Kong
AP World Limited*	2	100	100	物業發展 Property development	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

31 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
APW Finance Limited*	2	100	100	財務 Financial services	香港 Hong Kong
Bonna Estates Company Limited*	1,000,000	100	100	物業租賃 Property leasing	香港 Hong Kong
基道企業有限公司 Caddo Enterprises, Limited	4,000,000	100	-	物業租賃 Property leasing	香港 Hong Kong
嘉萬拿有限公司 Carmana Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Cititop Limited*	2	100	-	物業發展 Property development	香港 Hong Kong
港邦發展有限公司* Country Bond Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	990	79.8	-		
「B」股 'B' share	1	100	-		
Dokay Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
怡冠企業有限公司* Easegood Enterprises Limited*	2	100	-	控股投資 Investment holding	香港 Hong Kong
Fu Yik Company Limited	3	100	-	物業租賃 Property leasing	香港 Hong Kong
璧玉有限公司 Gala Ruby Limited	2	100	100	控股投資 Investment holding	香港 Hong Kong
Gowily Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

31 主要附屬公司 (續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Grand Centre Limited*	4	100	–	物業租賃 Property leasing	香港 Hong Kong
Grand Hotel Group Limited*	10,200	100	–	服務式住宅經營及管理 Apartment operating & management	香港 Hong Kong
格蘭酒店集團有限公司* Grand Hotel Holdings Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' shares	62,163,123	100	–		
「B」股 'B' shares	6,000,000	100	–		
Hang Chui Company Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Hang Far Company Limited	2	100	–	控股投資 Investment holding	香港 Hong Kong
恒快有限公司* Hang Fine Company Limited*	200	100	–	物業租賃 Property leasing	香港 Hong Kong
Hang Kwok Company Limited	10,000	100	–	物業租賃 Property leasing	香港 Hong Kong
Hang Lick Company Limited	10,000	100	–	物業租賃 Property leasing	香港 Hong Kong
恒隆(行政)有限公司* Hang Lung (Administration) Limited*	10,000	100	100	管理服務 Management services	香港 Hong Kong
Hang Lung Park-In Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

31 主要附屬公司 (續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
恒隆工程策劃有限公司 Hang Lung Project Management Limited	10,000	100	100	物業發展策劃及管理 Project management	香港 Hong Kong
恒隆物業管理有限公司 Hang Lung Property Management Limited	100,000	100	-	物業管理 Property management	香港 Hong Kong
恒隆地產代理有限公司 Hang Lung Real Estate Agency Limited	2	100	100	物業代理 Property agencies	香港 Hong Kong
恒隆(秘書服務)有限公司* Hang Lung (Secretaries) Limited*	2	100	100	秘書服務 Secretarial services	香港 Hong Kong
恒隆地產(中國)有限公司* HLP (China) Limited*	2	100	100	控股投資 Investment holding	香港 Hong Kong
HLP International Treasury Limited*	8	100	100	財務 Financial services	英屬維爾京群島 British Virgin Islands
恒隆地產融資有限公司* HLP Treasury Limited*	2	100	100	財務 Financial services	香港 Hong Kong
HLP Treasury Services Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
Hoi Sang Limited	2	100	-	控股投資 Investment holding	香港 Hong Kong
樂古有限公司 Lockoo Limited	1,000,002	100	-	物業租賃 Property leasing	香港 Hong Kong
Mansita Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong
Modalton Limited*	2	100	-	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 *Expressed in Hong Kong dollars*

31 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Monafat Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Ottringham Limited	20	100	–	物業租賃 Property leasing	香港 Hong Kong
Palex Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Pocaliton Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Rago Star Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Rioloy Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Ronhero Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Stooket Limited*	2	100	100	物業租賃 Property leasing	香港 Hong Kong
Tegraton Limited*	2	100	–	物業租賃 Property leasing	香港 Hong Kong
偉聯置業有限公司 Wai Luen Investment Company, Limited	100,000	100	–	物業租賃 Property leasing	香港 Hong Kong
WiliYoy Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong
Yangli Limited	2	100	–	物業租賃 Property leasing	香港 Hong Kong

以港幣為單位 Expressed in Hong Kong dollars

31 主要附屬公司(續) Principal Subsidiaries (Continued)

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本(元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
Zarat Limited	2	100	-	物業租賃 Property leasing	香港 Hong Kong

中華人民共和國中外合資企業 Equity Joint Venture in The People's Republic of China	註冊資本(美元) Registered Capital (US$)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
上海恒邦房地產開發有限公司* Shanghai Hang Bond Property Development Co., Ltd.*	167,004,736	79	-	物業租賃 Property leasing	中華人民共和國 The People's Republic of China
上海港滙房地產開發有限公司* Shanghai Kong Hui Property Development Co., Ltd.*	165,000,000	66.3#	-	物業發展及租賃 Property development & leasing	中華人民共和國 The People's Republic of China

* 經畢馬威會計師事務所審核

* *Audited by KPMG*

\# 指本集團應佔附屬公司直接或間接持有物業之商場部份之權益。

\# *Represents the Group's attributable interest in the commercial portion of the properties held either directly or indirectly by the subsidiary.*

上表列出董事局認為對本集團之溢利及資產有重大影響之主要附屬公司。

The above list gives the principal subsidiaries of the Group which in the opinion of the directors, principally affect the profit and assets of the Group.

以港幣為單位 *Expressed in Hong Kong dollars*

32 合營公司 Jointly Controlled Entities

於二零零三年六月三十日 At 30 June 2003

公司 Company	已發行股本 (元) Issued Share Capital ($)	集團所佔權益百分率 % Held by The Group	公司所佔權益百分率 % Held by The Company	業務 Activity	註冊及營業地點 Place of Incorporation and Operations
港興企業有限公司* Country Link Enterprises Limited*	5,000,000	36.8	–	控股投資 Investment holding	香港 Hong Kong
怡傑發展有限公司* Ease Smart Development Limited*				控股投資 Investment holding	香港 Hong Kong
「A」股 'A' share	1	–	–		
「B」股 'B' share	1	100	–		
星際發展有限公司 Star Play Development Limited	3	33.3	–	物業租賃 Property leasing	香港 Hong Kong

* 經畢馬威會計師事務所審核 * *Audited by KPMG*

股東資料
Shareholder Information

按普通股股東持股量之分析 於二零零三年六月三十日
Analysis of Ordinary Share Ownership by Holding Range At 30 June 2003

		股東* Shareholders*		持股量* Shareholdings*	
		人數 No.	百分率 %	股份數目(千) No. of Shares ('000)	百分率 %
1 – 5,000 股	1 – 5,000 shares	3,602	70.9	4,432	0.2
5,001 – 10,000 股	5,001 – 10,000 shares	617	12.1	5,295	0.2
10,001 – 100,000 股	10,001 – 100,000 shares	726	14.3	23,459	0.8
100,001 – 1,000,000 股	100,001 – 1,000,000 shares	122	2.4	35,010	1.2
1,000,001 – 50,000,000 股	1,000,001 – 50,000,000 shares	11	0.2	92,245	3.2
50,000,000 股以上	Over 50,000,000 shares	3	0.1	2,728,893	94.4
		5,081	100.0	2,889,334	100.0

* *包括三百五十五名參與中央結算及交收系統(中央結算系統)之人士，彼等在所屬之持股量組別內，以香港中央結算代理人有限公司名義登記持有合共十三億五千四百四十三萬九千一百九十七股普通股。*

* *incorporating, in their respective shareholdings range, 355 participants of Central Clearing and Settlement System (CCASS) holding a total of 1,354,439,197 ordinary shares registered in the name of HKSCC Nominees Limited.*


0.1%
0.2%
2.4%
14.3%
12.1%
70.9%

股東 Shareholders


3.2%
1.2%
0.8%
0.2%
0.2%
94.4%

持股量 Shareholdings

財務日誌
Financial Calendar

公布中期業績 Interim Results announced	二零零三年二月二十日 20 February 2003
已派發普通股中期股息 Interim Ordinary Dividend paid	二零零三年四月二十五日 25 April 2003
公布全年業績 Annual Results announced	二零零三年八月二十八日 28 August 2003
截止辦理普通股股份過戶 Latest time to lodge transfer	二零零三年十一月四日下午四時正 4:00 p.m. on 4 November 2003
暫停辦理股份過戶登記 *（就普通股末期股息而言）* Share Register closed *(for final ordinary dividend)*	二零零三年十一月五日至十一月七日 *（首尾兩天包括在內）* 5 November to 7 November 2003 *(both days inclusive)*
股東週年大會 *（細節請參閱本年報附上之股東週年大會通告）* Annual General Meeting *(Details are set out in Notice of Annual General Meeting accompanying this Annual Report)*	二零零三年十一月十三日上午十時正 假座註冊辦事處 10:00 a.m. on 13 November 2003 at Registered Office
建議派發普通股末期股息 Proposed Final Ordinary Dividend payable	二零零三年十一月二十八日 28 November 2003

上市資料
Listing Information

於二零零三年六月三十日 At 30 June 2003

2,889,333,907股每股面值港幣1.00元之普通股股份在香港聯合交易所有限公司上市；此外，112,435股每股面值港幣7,500.00元之可換股累積優先股股份在香港聯合交易所有限公司及盧森堡證券交易所上市

2,889,333,907 ordinary shares of HK$1.00 each listed on The Stock Exchange of Hong Kong Limited and 112,435 Convertible Cumulative Preference Shares of HK$7,500.00 each listed on The Stock Exchange of Hong Kong Limited and Luxembourg Stock Exchange

普通股股份代號 | **Stock Code for Ordinary Shares**

香港聯合交易所	Hong Kong Stock Exchange	0101
路透社	Reuters	0101.HK
彭博	Bloomberg	101HK

可換股累積優先股股份代號 | **Stock Code for Convertible Cumulative Preference Shares**

香港聯合交易所	Hong Kong Stock Exchange	1210
盧森堡證券交易所 *(以國際預託證券之形式，每份代表五股可換股累積優先股股份)*	Luxembourg Stock Exchange *(in the form of international depositary receipt ("IDR") each representing 5 Convertible Cumulative Preference Shares)*	GB0040415332

每手買賣單位 | **Board Lot Size**

普通股股份	Ordinary Shares	1,000
可換股累積優先股股份	Convertible Cumulative Preference Shares	
香港	Hong Kong	10
盧森堡 *(國際預託證券)*	Luxembourg *(IDR)*	1

美國預託證券 | **American Depositary Receipt**
第一級保薦(櫃台交易) | Sponsored Level-I (Over the Counter)

證券識別統一號碼／票據代號	CUSIP Number / Ticker Symbol	41043M104 / HLPPY
預託證券對普通股之比率	ADR:Underlying Ordinary Share Ratio	1:5
存託銀行	Depositary Bank	紐約銀行 The Bank of New York (http://www.adrbny.com)

股票過戶及登記處 | **Share Registrars**

香港中央證券登記有限公司
香港皇后大道東一百八十三號
合和中心十七樓
電話：2862 8628
傳真：2529 6087

Computershare Hong Kong Investor Services Limited
17th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong
Telephone : 2862 8628
Fax : 2529 6087

投資者關係聯絡 | **Investor Relations Contact**

吳士元
執行董事
電郵地址：ir@hanglung.com

Terry Ng
Executive Director
Email address : ir@hanglung.com

普通股股份之資料 | **Ordinary Share Information**

		股價 Price 最高 High 港幣 HK$	股價 Price 最低 Low 港幣 HK$	總成交額 Total Trading Volume 股份數目 No. of Shares
2002	**2002**			
第三季	Third quarter	9.00	6.75	200,532,000
第四季	Fourth quarter	7.80	6.60	145,601,000
2003	**2003**			
第一季	First quarter	7.80	7.05	105,407,000
第二季	Second quarter	7.75	6.55	133,661,000

於二零零三年六月三十日之股價：港幣7.05元 | Share Price as at 30 June 2003: HK$7.05